As filed pursuant to Rule 424(b)(4)
under the Securities Act of 1933
Registration No. 333-114109

PROSPECTUS

2,500,000 Shares of Common Stock

        We are selling 2,500,000 shares of our common stock. Our common stock is listed for trading on the American Stock Exchange under the symbol “PXG.” On July 13, 2004, the last reported sale price of our common stock on the American Stock Exchange was $13.31 per share.

      We plan to use the net proceeds of this offering, together with borrowings under our proposed amended credit facility, to pay the cash portion of the purchase price for our pending acquisition of all of the outstanding capital stock of Altama Delta Corporation, to refinance Altama’s funded indebtedness and to pay related fees and expenses. Completion of this offering is subject to the concurrent consummation of the Altama acquisition.

       Investing in our shares involves a high degree of risk. See “Risk Factors” beginning on page 12 for some of the factors you should consider before buying shares of our common stock.

	Per Share	Total

Price to the public	$12.50	$31,250,000

Underwriting discounts and commissions(1)	$0.75	$1,875,000

Proceeds to us before expenses	$11.75	$29,375,000

(1)	We have agreed to pay the managing underwriters additional compensation described in “Underwriting.”

      The underwriters may also purchase up to an additional 375,000 shares of our common stock from us at the price to the public, less the underwriting discount, within 45 days from the date of this prospectus to cover over-allotments, if any.

      Delivery of the shares of common stock will be made on or about July 19, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Wedbush Morgan Securities Inc.	First Albany Capital

The date of this prospectus is July 14, 2004.

[Inside Front Cover Page]

[A collage of Trotters, Royal Robbins and Altama products]

      We own the Trotters®, Soft-Walk® (“SoftWalk”), H.S. Trask®, Royal Robbins® and StrolTM trademarks and have rights to the Ducks Unlimited® and Audubon® trademarks. Upon consummation of the pending Altama acquisition, we will own the Altama® trademark. Any other trademarks or trade names referred to in this prospectus are the property of their respective owners.

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      We have derived some information in this prospectus from industry sources. Although we believe this information is reliable, we have not independently verified it.

PROSPECTUS SUMMARY

      This summary highlights certain material information contained or incorporated by reference in this prospectus. You should read carefully the entire prospectus and the documents incorporated by reference in this prospectus from our filings with the Securities and Exchange Commission, or SEC. Unless the context otherwise requires, all references to “Phoenix Footwear,” “we,” “us,” and “our” refer to Phoenix Footwear Group, Inc. and its subsidiaries. The term “you” refers to a prospective investor.

      Where used, “pro forma” means the information presented gives effect to our acquisition of H.S. Trask & Co., our acquisition of Royal Robbins, Inc., and our proposed acquisition of Altama Delta Corporation, as if they had occurred at the beginning of the period presented. All pro forma information is presented for illustrative purposes only and is not necessarily indicative of what the combined operating results actually would have been had the entities been a single entity during these periods. References to our “fiscal 2000” refer to our fiscal year ended December 31, 2000, references to our “fiscal 2001” refer to our fiscal year ended December 31, 2001, references to our “fiscal 2002” refer to our fiscal year ended December 31, 2002, references to our “fiscal 2003” refer to our fiscal year ended December 27, 2003, and references to our “fiscal 2004” refer to our fiscal year ending January 1, 2005. References to Altama’s “fiscal 2001” refer to Altama’s fiscal year ended September 29, 2001, references to Altama’s “fiscal 2002” refer to Altama’s fiscal year ended September 28, 2002, and references to Altama’s “fiscal 2003” refer to Altama’s fiscal year ended September 27, 2003.

Our Company

      We design, develop and market men’s and women’s branded footwear and apparel. We sell over 80 different styles of footwear and over 250 different styles of apparel products. By emphasizing traditional style, quality and fit, we believe we can better maintain a loyal consumer following that is less susceptible to fluctuations due to changing fashion trends and consumer preferences. As a result, a significant number of our product styles carry over from year-to-year. In addition, our design and product development teams seek to create and introduce new products and styles that complement these longstanding core products, are consistent with our brand images and meet our high quality standards. We believe our brands have significant potential for growth through increases in product assortment, brand extensions and expansion of our retail channels.

      We currently outsource entirely the production of our products. We source our footwear products from our foreign manufacturing partners primarily located in Brazil, and we source our apparel products primarily from Asia and South America.

      Approximately 6,000 stores in the U.S. carry our products. We sell our footwear products primarily through department stores, national chain stores, independent retailers and third-party catalog companies. We distribute our apparel products primarily to specialty retailers, and directly to consumers at our retail outlet stores in Berkeley and Modesto, California. We also distribute our products directly to consumers over our Internet web sites and through our own direct mail catalogs.

Our Brands

      Through a series of acquisitions, we have built a portfolio of niche brands that we believe exhibit consistent cash flow and brand growth potential. We intend to continue to build our portfolio of brands through acquisitions of footwear and apparel companies and product lines that we believe will complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. Our current brands include Trotters, SoftWalk, Strol, H.S. Trask and Royal Robbins. We also design and market a line of men’s casual footwear through an exclusive footwear licensing agreement with Ducks Unlimited, Inc., the world’s largest wetlands and waterfowl conservation organization.

      Trotters. The Trotters brand primarily competes in the women’s “traditional” footwear classification at key price points between $59 and $99. The footwear niche that we target with this product line is a wide array of sizes and widths for the female customer. This line emphasizes quality and fit with continuity of style from season to season.

      SoftWalk. SoftWalk primarily competes in the women’s “comfort” footwear niche. Key price points are between $89 and $129. All of our SoftWalk products utilize our patented footbed technology, which provides the consumer with exceptional comfort without compromising style. This product line has exhibited strong growth since its launch in fiscal 2000. We believe SoftWalk’s popularity is attributable to its unique combination of comfort and contemporary styling.

      Strol. We are currently in the process of launching our newly developed Strol brand. Strol is a premium tailored and casual men’s line with contemporary styling based upon our patented footbed technology used in our SoftWalk product line. Key price points for the Strol brand are between $89 and $129.

      H.S. Trask. H.S. Trask has historically been a men’s footwear brand based on a “romantic western” image. Our H.S. Trask styles emphasize bison, longhorn and elk leather materials and rugged construction. Key price points are between $99 and $199. Our H.S. Trask women’s line is a brand extension of our H.S. Trask brand with key price points between $99 and $139. We believe the H.S. Trask brand has significant growth potential due to its strong brand image. This growth could result from brand extensions such as the H.S. Trask women’s line, the introduction of apparel, luggage and other accessories, as well as from a broader product assortment in the traditional men’s target market.

      Royal Robbins. Our Royal Robbins product line includes over 250 styles of women’s and men’s outdoor sportswear and travel apparel emphasizing comfort, rugged style and specialty fabrics. Key price points are between $39 and $120. This brand was originally created by Royal Robbins, an internationally acclaimed climber and traveler who, with his wife, founded their outdoor clothing company over 30 years ago to meet the specialty clothing needs of outdoor enthusiasts. Our Royal Robbins brand has strong customer loyalty and is recognized as a core, authentic brand within its retail channel.

Business Strategy

      Our operations are based on a decentralized, brand focused strategy. Each brand manager is responsible for the product development, marketing, sales growth and profitability of his or her brand. Our approach enables us to address individual production and marketing requirements of our brands and respond to changing market dynamics in a timely manner. At the same time, our corporate infrastructure allows us to achieve economies of scale through shared warehousing, finance functions and information systems in the operations of each of our brands. Our focus is on extending existing brands through our investment in design and product development.

      Our business strategy is designed to minimize the fluctuations normally associated with the apparel and footwear industry. This strategy includes:

•	Building a portfolio of brands, which further diversifies our revenue stream and adds to the consistency of our revenue and cash flow.

•	Emphasizing moderate to premium priced categories of the footwear and apparel markets, which we believe allows us to maintain stronger gross margins.

•	Reducing inventory risk resulting from changing trends and product acceptance by obtaining orders for at least 50% of our products before each season.

•	Supporting our footwear retailers and, to a lesser extent, our apparel retailers, by maintaining a limited in-stock inventory position for selected styles, which minimizes the time necessary to fill “in season” customers orders.

•	Employing a seasoned management team with extensive industry experience.

Growth Strategies

      Our growth will depend upon our broadening of the products offered under each brand, and expanding distribution of our products. Our growth will also depend on our ability to expand our brand portfolio through creation of additional brands, licensing and acquisitions. Specifically, our growth strategies include:

      Growth of Existing Brands. We seek to increase sales of products under each of our existing brands through increases in the assortment of products and through brand extensions, such as our newly introduced H.S. Trask women’s product line. We believe that certain of our brands are underdeveloped and will benefit from broader product assortment and further investment in the brands, such as further developing the Fall product offerings for Royal Robbins. We also seek to further expand our existing retail opportunities in current channels, such as our recent introduction of the Royal Robbins women’s line into Dillard’s department stores.

      Growth with New Brands. We believe that creating or licensing additional brands from third parties will enable us to increase our sales volumes and fulfill the demands of a wider range of customers. We believe we are well-positioned to continue to pursue this strategy due to the strength of our operating cash flow and management team and our brand development track record. For example, our new Strol brand of men’s comfort footwear was developed utilizing our patented footbed technology used in our SoftWalk brand.

      Growth Through Acquisitions. We plan to pursue acquisitions of companies and brands that we believe have consistent historical cash flow and brand growth potential and can be purchased at a reasonable price. We believe that brand acquisition opportunities currently exist in the footwear and apparel market place that would allow us to expand our product offerings and improve our market segment participation. We may also acquire businesses that do not meet our exact investment criteria but that we feel could provide us with important relationships or otherwise offer us growth opportunities.

      Expand Our Internet and Catalog Operations. We currently sell our products through direct consumer catalog solicitation and our own Internet web sites. Although these sales comprise a small portion of our current net sales, we intend to expand these sales to take advantage of their attractive gross margin. Our catalog and Internet sales also provide opportunities to renew contact with existing consumers of our products, and to acquaint them with our new styles and brands, which enhance our growth.

2003 Acquisitions

      During fiscal 2003, we completed two acquisitions of niche brands that we believed had sustainable cash flows. On August 7, 2003, we acquired the H.S. Trask footwear brand and rights to the Ducks Unlimited footwear brand through the purchase of all the outstanding shares of H.S. Trask & Co., a Bozeman, Montana based men’s footwear company. On October 31, 2003, we acquired the Royal Robbins apparel brand through the purchase of all the outstanding shares of Royal Robbins, Inc., a Modesto, California based apparel company. With these acquisitions, we added to our portfolio of brands and diversified our product offerings, added significant revenues, and diversified and added to our manufacturer and customer base.

Pending Altama Acquisition

      On June 15, 2004, we entered into a stock purchase agreement to acquire all of the outstanding capital stock of Altama Delta Corporation, or Altama, a provider of boots to the military and commercial markets under its Altama® brand. Altama is a designer, manufacturer, marketer and distributor of military specification, or mil-spec, and commercial combat and uniform boots. Under the stock purchase agreement, we will pay $39.0 million to W. Whitlow Wyatt, Altama’s sole shareholder and President and Chief Executive Officer, plus an earnout payment of $2.0 million subject to Altama meeting certain sales requirements. Additionally, we have agreed to pay Mr. Wyatt $2.0 million in consideration for a five-year covenant-not-to-compete and other restrictive covenants, and to enter into a two-year consulting agreement with him for an annual consulting fee of $100,000. The cash portion of the purchase price is subject to adjustment in the amount of distributions in excess of 39.6% of Altama’s net operating profits and the book value of distributions of Altama’s real and related personal property located in Kiawah Island, South Carolina, and for any net amount Altama receives from a price adjustment claim it has made with the DoD.

      Altama has manufactured military footwear for the U.S. Department of Defense, or DoD, for 35 consecutive years. From the Vietnam and Persian Gulf Wars to the U.S. military’s operations in Afghanistan and Iraq, Altama has been a supplier of combat boots to the U.S. Army and the U.S. Marine Corps., and to a lesser extent, the U.S. Navy and U.S. Air Force. Altama also produces a commercial line of high-performance combat boots for civilian use that are marketed through domestic wholesale channels to serve various retailers such as Army/Navy surplus stores, military catalogs and independent outdoor/ sporting goods stores and to international wholesalers serving the military and other needs of foreign governments and foreign civilian markets. Altama’s fiscal 2003 net sales were $31.6 million, consisting of 65% military sales and 35% commercial sales.

      The pending acquisition of Altama is consistent with our previously described acquisition strategy. The majority of Altama’s products generally are not sensitive to fashion or design risk, and we believe Altama’s business model does not expose it to significant inventory risk. We believe that we can further develop Altama’s business through growth of the Altama brand, both by expansion of its product sales to the DoD and by expansion of its sales to the broader security market. We believe we are purchasing Altama at a reasonable price based on, among other factors, the pro forma accretion in our earnings per share for the three months ended March 27, 2004. See “Unaudited Condensed Combined Consolidated Pro Forma Financial Data.”

Strengthening Our Senior Management Team

      On June 15, 2004, we hired Richard E. White as our new Chief Executive Officer. Prior to joining us, and since 2002, Mr. White was a consultant to trade associations. From 1999 to 2002, he served as President and Chief Executive Officer of Reed Exhibitions North America, the largest business-to-business event organizing company in North America. From 1997 to 1999, Mr. White was General Manager, Subsidiary Brands, of three of Nike Inc.’s four subsidiary companies, including Cole Haan and Bauer-Nike Hockey.

      Mr. White was employed for fifteen years by Major League Baseball Properties, Inc. and served as President and Chief Executive Officer for seven of those years. Mr. White entered into a three-year employment agreement with us. James Riedman, who previously acted as both our Chairman of the Board and Chief Executive Officer, will remain our Chairman of the Board.

Corporate Information

      We incorporated in March 1912 in the Commonwealth of Massachusetts under the name Daniel Green Felt Shoe Company, changed our name to Daniel Green Company in November 1929 and reincorporated in May 2002 in the State of Delaware under the name Phoenix Footwear Group, Inc. Our principal executive offices are located at 5759 Fleet Street, Suite 220, Carlsbad, California 92008, and our telephone number is (760) 602-9688. Our main Internet address is http://www.phoenixfootwear.com. Information contained on our Internet web sites or that is accessible through our web sites should not be considered to be part of this prospectus.

The Offering

Common stock offered by us	2,500,000 shares

Over-allotment option	375,000 shares offered by us

Common stock to be outstanding after completion of this offering and the pending Altama acquisition	7,864,000 shares

Use of proceeds	We intend to use the net proceeds of the offering, together with borrowings under our proposed amended credit facility, to pay the cash portion of the purchase price for the pending Altama acquisition, to refinance Altama’s funded indebtedness and to pay related fees and expenses. See “Use of Proceeds.”

American Stock Exchange symbol	PXG

Condition to completion of the offering	The completion of this offering is subject to the concurrent consummation of the pending Altama acquisition.

      James Riedman, our Chairman, and certain of his affiliates, have indicated an interest in purchasing shares of our common stock in this offering valued at up to $250,000. We have directed the underwriters to make these shares available to these persons. All of these shares will be subject to the 180-day restriction described under “Underwriting — Lock-Up Agreements.”

      The number of shares of common stock outstanding after this offering is based on the 5,154,093 shares outstanding as of May 28, 2004. In addition, this figure:

•	Includes 209,907 shares which we estimate we will issue in payment of $2.5 million of the purchase price due in the pending Altama acquisition assuming that $11.91 per share (the last sale price on May 28, 2004) is the applicable price for determining the number of shares to be issued. The applicable price will be the average closing price of our common stock for the 20 trading days ending on the second-to-last trading day before the closing of the acquisition.

•	Excludes 903,261 shares reserved for issuance upon the exercise of outstanding options granted under our stock-based employee compensations plans, which had a weighted average exercise price of $6.29 per share as of May 28, 2004, and an additional 200,000 shares underlying an option granted to Richard E. White, our new Chief Executive Officer, on June 15, 2004, which had an exercise price of $11.40 per share.

•	Excludes 398,000 shares reserved for issuance upon the exercise of outstanding options issued between 1997 and 2001 to previous guarantors of our debt in consideration for their guarantees, which had a weighted average exercise price of $2.07 per share as of May 28, 2004. These options were not issued under a stock or other type of plan.

•	Excludes 384,943 shares reserved for issuance upon exercise of options and other awards that may be granted in the future under our stock-based employee compensation plans.

•	Excludes 375,000 shares of common stock that may be purchased from us by the underwriters pursuant to the over-allotment option.

•	Excludes 50,000 shares of common stock that may be purchased by the managing underwriters upon exercise of warrants to be issued upon the closing of this offering with an exercise price equal to 120% of the price to the public in this offering.

•	Includes 478,513 shares of common stock held by our 401(k) plan, which are outstanding for voting and other legal purposes, but classified as treasury shares for financial statement reporting purposes and therefore not included in weighted average shares outstanding used in the determination of our reported earnings per share. These shares have not yet been allocated to the accounts of participants in our 401(k) plan and will be allocated at the rate of approximately 120,000 shares annually to the accounts of plan participants until all 478,513 shares have been fully allocated.

      Unless otherwise indicated in this prospectus, the information in this prospectus:

•	assumes no exercise by anyone of outstanding options or warrants; and

•	has been adjusted to give effect to our 2-for-1 split of common stock effective at the close of business on June 12, 2003.

Risk Factors

      You should carefully consider the “Risk Factors” beginning on page 12 of this prospectus before making an investment in our common stock.

Summary Unaudited Condensed Combined Consolidated Pro Forma Financial Data

      The following table presents a summary of our unaudited condensed combined consolidated pro forma financial data for the fiscal year ended December 27, 2003 and as of and for the three months ended March 27, 2004. You should read this financial data together with “Unaudited Condensed Combined Consolidated Pro Forma Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited consolidated financial statements and the related notes and the historical audited and unaudited financial statements of Royal Robbins, H.S. Trask and Altama appearing elsewhere in this prospectus. The unaudited condensed combined consolidated pro forma statements of operations data for the fiscal year ended December 27, 2003 give effect to our 2003 acquisitions of Royal Robbins and H.S. Trask in the second column, and to the 2003 acquisitions, our proposed Altama acquisition and this offering in the third column, as if they had all occurred on January 1, 2003. The unaudited condensed combined consolidated pro forma financial data as of and for the three months ended March 27, 2004, give effect to the proposed acquisition of Altama, and this offering, as if they had both occurred on December 28, 2003. The unaudited condensed combined consolidated pro forma balance sheet data as of March 27, 2004, give effect to the proposed acquisition of Altama and this offering, as if they had both occurred on March 27, 2004. The summary unaudited condensed combined consolidated pro forma financial data are presented for illustrative purposes only and do not represent what our results of operations actually would have been if the transactions referred to above had occurred as of the dates indicated or what our results of operations will be for future periods. The presented information does not include certain cost savings and operational synergies that we expect to achieve upon fully consolidating our completed and pending acquisitions.

				Three Months Ended
	Fiscal Year Ended December 27, 2003			March 27, 2004

			Pro Forma		Pro Forma
		Pro Forma	Phoenix Footwear,		Phoenix
		Phoenix Footwear	2003 Acquisitions,		Footwear,
	Phoenix	and 2003	Altama and	Phoenix	Altama and
	Footwear	Acquisitions(1)(2)(3)	Offering(1)(2)(3)(4)	Footwear	Offering(5)

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$39,077	$59,058	$90,641	$18,638	$30,642
Cost of goods sold	22,457	32,862	56,447	10,492	18,994

Gross profit	16,620	26,196	34,194	8,146	11,648

Operating expenses:
Selling, general and administrative expenses	12,696	20,967	24,492	5,811	6,998
Other (income) expense, net	1,377	1,377	1,377	34	34

Total operating expenses	14,073	22,344	25,869	5,845	7,032

Operating income	2,547	3,852	8,325	2,301	4,616
Interest expense	620	998	1,568	170	323

Earnings before income taxes	1,927	2,854	6,757	2,131	4,293
Income tax expense	986	1,386	2,747	895	945

Net earnings	$941	$1,468	$4,010	$1,236	$3,348

				Three Months Ended
	Fiscal Year Ended December 27, 2003			March 27, 2004

			Pro Forma		Pro Forma
		Pro Forma	Phoenix Footwear,		Phoenix
		Phoenix Footwear	2003 Acquisitions,		Footwear,
	Phoenix	and 2003	Altama and	Phoenix	Altama and
	Footwear	Acquisitions(1)(2)(3)	Offering(1)(2)(3)(4)	Footwear	Offering(5)

	(In thousands, except share and per share data)
Consolidated Statement of Operations Data (continued):
Net earnings per share (6)
Basic	$0.24			$0.27
Diluted	$0.22			$0.24
Weighted average number of shares used in per share calculations(6)
Basic	3,963,382			4,533,466
Diluted	4,350,132			5,108,598
Pro forma net earnings per share(6)
Basic		$0.33	$0.56		$0.46
Diluted		$0.30	$0.53		$0.43
Pro forma weighted average shares outstanding(6)
Basic	—	4,452,848	7,162,755	—	7,243,373
Diluted	—	4,839,598	7,549,505	—	7,818,505
Other Data:
Gross profit as a percentage of total net sales	42.5%	44.4%	37.7%	43.7%	38.0%
Adjusted EBITDA(7)	$4,643	$6,097	$11,661	$2,713	$5,323
Adjusted EBITDA as a percentage of total net sales	11.9%	10.3%	12.9%	14.6%	17.4%

				Pro Forma
				Phoenix Footwear,
	Phoenix Footwear	Altama as of	Pro Forma	Altama and Offering
	as of March 27, 2004	April 3, 2004	Adjustments	as of March 27, 2004(8)

Consolidated Balance Sheet Data:
Cash	$—	$20	$—	$20
Working capital	17,598	5,346	(448)	22,496
Total assets	41,967	15,535	35,517	93,019
Contingent liability-earnout	1,942	—	2,000	3,942
Total bank debt	13,954	3,552	8,082	25,588
Total stockholders’ equity	17,062	7,518	23,435	48,015

(1)	In October 2003, we acquired Royal Robbins in a stock purchase for an aggregate purchase price of $6.8 million, consisting of $6.0 million in cash, 71,889 shares of our common stock valued at $500,000, and $300,000 in acquisition related expenses, plus contingent earnout cash payments. The potential earnout cash payments equal 25% of the gross profit of the Royal Robbins product lines for the 12-month periods ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved. On June 30, 2004, we made a payment of $2.0 million under the earnout obligation representing the estimated earnout for the 12-month period ended May 31, 2004, which is subject to further review by the sellers. In August 2003, we acquired H.S. Trask for an aggregate purchase price of $6.4 million, consisting of $2.9 million in cash and 699,980 shares of our common stock valued at $3.2 million and $300,000 in acquisition related expenses. In connection with these transactions, $109,000, or $0.01 pro forma per diluted share, in transaction expenses were not capitalized.

(2)	The pro forma results for Royal Robbins give effect to the disposition by Royal Robbins of its 5.11, Inc. tactical clothing line business in June 2003, prior to our acquisition of Royal Robbins.

(3)	The net amount of $1,377,000 in “Other (income) expense, net,” consists primarily of $394,000, or $0.03 pro forma per diluted share following the Altama acquisition, of non-capitalized acquisition expenses, $354,000, or $0.03 pro forma per diluted share following the Altama acquisition, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000, or $0.10 pro forma per diluted share following the Altama acquisition, associated with the dissenting stockholders’ appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company and a write-off of non-trade receivables of $163,000, or $0.01 pro forma per diluted share following the Altama acquisition. These amounts were partially offset by an excise tax refund totaling $285,000, or $0.04 pro forma per diluted share following the Altama acquisition, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, or $0.03 pro forma per diluted share following the Altama acquisition, of interest expense related to the settlement of the dissenting stockholders’ appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 pro forma per diluted share earnings following the Altama acquisition by $0.16.

(4)	On June 15, 2004, we entered into a stock purchase agreement to purchase all of the outstanding capital stock of Altama for $39.0 million, consisting of $36.5 million in cash and $2.5 million in shares of our common stock based on the average closing price of our shares during the 20 trading days ending on the second-to-last trading day prior to the consummation of the acquisition. In addition to paying the purchase price, we have agreed to make a contingent earnout payment of $2.0 million on or before October 30, 2005, subject to Altama meeting certain sales requirements. The cash portion of the purchase price is subject to adjustment in the amount of distributions in excess of 39.6% of Altama’s net operating profits and the book value of distributions of Altama’s real and related personal property located in Kiawah Island, South Carolina, and for any net amount Altama receives from a price adjustment claim it has made with the DoD.

(5)	Altama’s financial data utilized in this column are as of and for its second quarter ended April 3, 2004 and are combined with our first quarter financial data. Although these pro forma results combine different fiscal quarters, we believe that this combination provides useful information to investors because of the similar calendar quarters presented. Additionally, we do not believe that there were any material differences between Altama’s first and second quarter financial data.

(6)	Per share and share data have been adjusted to reflect the 2-for-1 stock split effective at the close of business on June 12, 2003. Our 401(k) plan holds 798,847 shares of our common stock. A total of 592,331 and 478,513 shares remained unallocated as of December 27, 2003 and March 27, 2004, respectively, and are classified as treasury shares for financial statement reporting purposes, but are outstanding for voting and other legal purposes, and excluded from the weighted average shares outstanding.

(7)	EBITDA refers to earnings before provision for income taxes plus interest expense and depreciation and amortization expense less interest income. “Adjusted EBITDA” is defined as EBITDA further adjusted to exclude our other expenses, net and the expenses incurred in connection with the allocation of our stock to employees under our 401(k) plan. Adjusted EBITDA should not be considered as an alternative to net earnings or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), and is not a measure of performance or financial condition under accounting principles generally accepted in the U.S. We believe that, in addition to net earnings or loss, Adjusted EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. We also believe that it is useful to provide greater comparability between periods as well as an indication of our results on an ongoing basis. Our method of calculating Adjusted EBITDA, however, may differ from methods used by other companies, and, as a result, Adjusted EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.

      The following table reconciles pro forma net earnings to Adjusted EBITDA for each period presented:

	Fiscal Year Ended December 27, 2003			Three Months Ended March 27, 2004

		Pro Forma	Pro Forma
		Phoenix Footwear	Phoenix Footwear,		Pro Forma
	Phoenix Footwear	and 2003	2003 Acquisitions,	Phoenix Footwear	Phoenix Footwear,
	Actual	Acquisitions	Altama & Offering	Actual	Altama and Offering

	(In thousands)
Net earnings	$941	$1,468	$4,010	$1,236	$3,348
Interest expense	620	998	1,568	170	323
Income tax expense	986	1,386	2,747	895	945
Depreciation and amortization	317	466	1,557	164	459
Other expense, net	1,377	1,377	1,377	34	34
401(k) stock allocation	402	402	402	214	214

Adjusted EBITDA	$4,643	$6,097	$11,661	$2,713	$5,323

“401(k) stock allocation” represents the compensation expense we are required to record based on the market value of our shares held by our 401(k) plan that are allocated each year to the accounts of plan participants.

(8)	The pro forma balance sheet data give effect to: the pending Altama acquisition; estimated borrowings of $11.6 million under our newly proposed amended credit facility that we anticipate we will need to complete the pending Altama acquisition; and our receipt of estimated net proceeds of $28.5 million from the sale of 2,500,000 shares of common stock at the price to the public of $12.50 per share after deducting underwriting discounts and estimated offering expenses, and the application of those net proceeds. In giving effect to the Altama acquisition, we included 209,907 shares of our common stock which we estimate we will issue in payment of $2.5 million of the purchase price due Altama’s sole stockholder assuming that $11.91 per share (the last sale price on May 28, 2004) is the applicable price for determining the number of shares to be issued. The applicable price will be the average closing price of our common stock for the 20 trading days ending on the second-to-last trading day before the closing of the acquisition.

RISK FACTORS

      The following discussion summarizes material risks that you should carefully consider before you decide to buy our common stock. Any of the following risks, if they actually occur, would likely harm our business. The trading price of our common stock could then decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

Our acquisitions or acquisition efforts, which are important to our growth, may not be successful, which may limit our growth or adversely affect our results of operations and financial condition

      Acquisitions have been an important part of our development to date. During fiscal 2003, we acquired Royal Robbins and H.S. Trask. As part of our business strategy, we intend to make additional acquisitions in the footwear and apparel industry, such as the pending Altama acquisition, that we feel could complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. If we identify an appropriate acquisition candidate, we may not be able to negotiate successfully the terms of or finance the acquisition. Unsuccessful acquisition efforts, such as our attempted acquisition of Antigua Enterprises Inc. last year, may result in significant additional expenses that would not otherwise be incurred. In fiscal 2003, we incurred $285,000 of such costs. In addition, we cannot assure you that we will be able to integrate the operations of our acquisitions without encountering difficulties, including unanticipated costs, possible difficulty in retaining customers and supplier or manufacturing relationships, failure to retain key employees, the diversion of management attention or failure to integrate our information and accounting systems. Following an acquisition, we may not realize the revenues and cost savings that we expect to achieve or that would justify the acquisition investment, and we may incur costs in excess of what we anticipate. These circumstances could adversely affect our results of operations or financial condition.

Our future success depends on our ability to respond to changing consumer preferences and fashion trends and to develop and commercialize new products successfully

      Our principal business is the design, development and marketing of footwear and apparel. Although our focus is on traditional and sustainable niche brands, our brands may still be subject to rapidly changing consumer preferences and fashion trends. For example, in fiscal 2002, our Trotters brand experienced decreased retail acceptance of certain styles, which adversely affected our net sales. Accordingly, we must identify and interpret fashion trends and respond in a timely manner. Demand for and market acceptance of new products, such as our H.S. Trask women’s and Strol brands, are uncertain, and achieving market acceptance for new products generally requires substantial product development and marketing efforts and expenditures. Any failure on our part to regularly develop innovative products and update core products could limit our ability to differentiate and appropriately price our products, adversely affect retail and consumer acceptance of our products, and limit sales growth. Each of these risks could adversely affect our results of operations or financial condition.

We face intense competition, including competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business and stock price could be harmed

      We face intense competition in the footwear and apparel industry from other companies, such as Brown Shoe Company, which markets the Naturalizer® brand, and Columbia Sportswear Company®. Many of our competitors have greater financial, distribution or marketing resources, as well as greater brand awareness. In addition, the overall availability of overseas manufacturing opportunities and capacity allow for the introduction of competitors with new products. Moreover, new companies may enter the markets in which we compete, further increasing competition in the footwear and apparel industry.

      We believe that our ability to compete successfully depends on a number of factors, including anticipating and responding to changing consumer demands in a timely manner, maintaining brand reputation and authenticity, developing high quality products that appeal to consumers, appropriately pricing our products, providing strong and effective marketing support, ensuring product availability and maintaining and effectively assessing our distribution channels, as well as many other factors beyond our control. Due to these factors within and beyond our control, we may not be able to compete successfully in the future. Increased competition may result in price reductions, reduced profit margins, loss of market share, and an inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, each of which would adversely affect the trading price of our common stock.

A large portion of our sales are to a relatively small group of customers with whom we do not have long-term purchase orders, therefore the loss of any one or more of these customers could adversely affect our business

      Ten major customers represented approximately 39% of net sales in fiscal 2003; and most of these same customers represented 34% of net sales in fiscal 2002 and 38% of net sales in fiscal 2001. Sales to any one customer in fiscal 2003, 2002 and 2001 did not exceed 10% of our net sales, except for Dillard’s department stores, which accounted for 11%, 12% and 11% of our net sales in fiscal 2003, 2002 and 2001, respectively. Although we have long-term relationships with many of our customers, our customers do not have a contractual obligation to purchase our products, and we cannot be certain that we will be able to retain our existing major customers. The retail industry can be uncertain due to changing customer buying patterns and consumer preferences, and customer financial instability. These factors could cause us to lose one or more of these customers, which could adversely affect our business.

The financial instability of our customers could adversely affect our business and result in reduced sales, profits and cash flows

      We sell our merchandise to major department stores and specialty retailers across the U.S. and extend credit based on an evaluation of each customer’s financial condition, usually without requiring collateral. However, the financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer’s receivables due us. Two of our customers constituted 20% of trade accounts receivable outstanding at December 27, 2003. Our inability to collect on our trade accounts receivable from any of our major customers could adversely affect our business or financial condition.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement

      We believe that we derive a competitive advantage from our ownership of the Trotters, SoftWalk, H.S. Trask and Royal Robbins trademarks, and our patented footbed technology. In addition, we own and license other trademarks that we utilize in marketing our products. We vigorously protect our trademarks against infringement. We believe that our trademarks are generally sufficient to permit us to carry on our business as presently conducted. We cannot, however, know whether we will be able to secure trademark protection for our intellectual property in the future or that protection will be adequate for future products. Further, we face the risk of ineffective protection of intellectual property rights in the countries where we source our products. We cannot be sure that our activities do not and will not infringe on the proprietary rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property, or defend ourselves from intellectual property claims made by others, we may face significant expenses and liability that could divert our management’s attention and resources and otherwise adversely affect our business or financial condition.

Our international manufacturing operations are subject to the risks of doing business abroad, which could affect our ability to manufacture our products in international markets, obtain products from foreign suppliers or control the costs of our products

      We currently rely on foreign sourcing of our products. We believe that one of the key factors in our growth has been our strong relationships with manufacturers capable of meeting our requirements for quality and price in a timely fashion. We source our products primarily from independent third-party manufacturing facilities located in Brazil, Asia and South America. As a result, we are subject to the general risks of doing business outside the U.S., including, without limitation, work stoppages, transportation delays and interruptions, political instability, expropriation, nationalization, foreign currency fluctuation, changing economic conditions, the imposition of tariffs, import and export controls and other non-tariff barriers, and changes in local government administration and governmental policies, and to factors such as the short-term and long-term effects of severe acute respiratory syndrome, or SARS, and the outbreak of avian influenza in China. Although a diverse domestic and international industry exists for the kinds of merchandise sourced by us, there can be no assurance that these factors will not adversely affect our business, financial condition or results of operations.

Our reliance on independent manufacturers, with whom we do not have long-term written agreements, could cause delay and damage customer relationships

      In fiscal 2003, 13 manufacturers accounted for 100% of our footwear volume. We do not have long-term written agreements with any of our third-party manufacturers. As a result, any of these manufacturers may unilaterally terminate their relationships with us at any time. Establishing relationships with new manufacturers would require a significant amount of time and would cause us to incur delays and additional expenses, which would also adversely affect our business and results of operations.

      In addition, in the past, a manufacturer’s failure to ship products to us in a timely manner or to meet the required quality standards has caused us to miss the delivery date requirements of our customers for those items. This, in turn, has caused, and may in the future cause, customers to cancel orders, refuse to accept deliveries or demand reduced prices. This could adversely affect our business and results of operation.

We depend on our senior executives to develop and execute our strategic plan and manage our operations, and if we are unable to retain them, our business could be harmed

      Our future success depends upon the continued services of James Riedman, our Chairman of the Board, who has played a key role in developing and implementing our strategic plan. We also rely on Greg Tunney, our President and Chief Operating Officer, to manage our overall operations. Our loss of any of these individuals would harm us if we are unable to employ a suitable replacement in a timely manner. We do not maintain key man insurance on Messrs. Riedman or Tunney or any of our other senior executives.

Fluctuations in the price, availability and quality of raw materials could adversely affect our gross profit

      Fluctuations in the price, availability and quality of raw materials, such as leather and bison hides, used to manufacture our products, could adversely affect our cost of goods or our ability to meet our customers’ demands. Although we do not expect our foreign manufacturing partners, or Altama following completion of the pending acquisition, to have any difficulty in obtaining the raw materials required for footwear production, certain sources may experience some difficulty in obtaining raw materials. For example, in fiscal 2002, the availability of leather decreased as a result of destruction of livestock due to concerns about “mad cow” disease and “hoof and mouth” disease. We generally do not enter into long-term purchase commitments. In the event of price increases in these raw materials in the future, we may not be able to pass all or a portion of these higher raw materials prices on to our customers, which would adversely affect our gross profit.

A decline in general economic conditions could lead to reduced consumer demand for our products and could lead to a reduction in our net sales, and thus in our ability to obtain credit

      In addition to consumer fashion preferences, consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. For example, in fiscal 2002 and fiscal 2003, the U.S. economy, and more specifically the retail environment, experienced a general slowdown, and adversely affected consumer spending habits, which we believe contributed to the decline in the net sales of our Trotters brand that fiscal year. Future slowdowns would likely cause us to delay or slow our expansion plans and result in lower net sales than expected on a quarterly or annual basis, which could lead to a reduction in our stockholders’ equity and thus our ability to obtain credit as and when needed.

Our recently completed acquisitions and pending Altama acquisition make evaluating our operating results difficult given the significance of these acquisitions to our operations, and our historical results do not give you an accurate indication of how we will perform in the future

      Our historical results of operations do not give effect for a full fiscal year to our 2003 acquisitions of H.S. Trask and Royal Robbins or our pending Altama acquisition. Accordingly, the historical financial information that we have included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows will be in the future as a result of these acquisitions. The pro forma financial information included in this prospectus is based in part on the separate pre-acquisition financial reports of H.S. Trask, Royal Robbins and Altama. Consequently, our historical results of operations and pro forma financial information do not give you an accurate indication of how Phoenix Footwear, including the H.S. Trask, Royal Robbins and Altama operations, will perform in the future.

      Additionally, we do not have experience in selling to the government, which comprises a significant amount of Altama’s net sales. We plan to continue the employment of Altama employees who do have such experience. There can be no assurance that any or all of the employees of Altama with this experience will continue with us after the acquisition.

The financing of any future acquisitions we make may result in dilution to your stock ownership and/or could increase our leverage and our risk of defaulting on our bank debt

      Our business strategy is to expand into new markets and enhance our position in existing markets through acquisitions. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute your stock ownership. We may also incur additional debt if we acquire another company, which could significantly increase our leverage and hence our risk of default under our secured credit facility. For example, the financing for the pending Altama acquisition contemplates the issuance in a private placement of $2.5 million of our common stock based on the average closing price during the 20 trading days ending on the second-to-last trading day prior to the closing of the acquisition. Additionally, we intend to incur approximately $11.6 million of additional debt under our proposed amended credit facility to pay the purchase price and to refinance Altama’s funded indebtedness.

Defaults under our secured credit arrangement could result in a foreclosure on our assets by our bank

      We have a $24.8 million secured credit facility with our bank, which we expect to increase to a $33.4 million facility concurrently with the closing of the pending Altama acquisition. As of May 28, 2004, we had $10.9 million outstanding under this facility. We expect to incur $11.6 million of additional indebtedness in connection with the pending Altama acquisition. In the future, we may incur additional indebtedness in connection with other acquisitions or for other purposes. All of our assets are pledged as collateral to secure our bank debt. Our credit facility includes a number of covenants, including financial covenants. If we default under our credit arrangement and are unable to cure the default, obtain appropriate waivers or refinance the defaulted debt, our bank could declare our debt to be immediately due and payable and foreclose on our assets, which may result in a complete loss of your investment.

We may be required to recognize impairment charges that could adversely affect our reported earnings in future periods

      Our business acquisitions typically result in goodwill and other intangible assets. As of March 27, 2004, we had $9.1 million of goodwill and unamortizable intangibles. We expect this figure to increase to $38.3 million upon completion of the Altama acquisition. We expect this figure to continue to increase with additional acquisitions. Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our intangible assets annually or at any time when events occur that could impact the value of our business. Our determination of whether an impairment has occurred is based on a comparison of each of our reporting units’ fair market value with its carrying value. Significant and unanticipated changes could require a provision for impairment in a future period that could adversely affect our reported earnings in a period of such change.

The exercise of outstanding stock options and warrants, and the allocation of unallocated shares held by our 401(k) plan, would cause dilution to our stockholders’ ownership percentage and/or a reduction in earnings per diluted share

      As of May 28, 2004, we had outstanding 5,154,093 shares of common stock, including 478,513 unallocated shares held by our 401(k) plan, which despite the fact they are outstanding for voting and other legal purposes, are classified as treasury shares for financial statement reporting purposes and are not taken into account in determining our earnings per share or earnings per diluted share. The 478,513 unallocated shares will be allocated at the rate of approximately 120,000 shares annually until they are fully allocated to the accounts of plan participants. After each allocation these additional shares will be included in the weighted average shares outstanding for purposes of determining our earnings per share and earnings per diluted share. In addition, as of that date, we had outstanding options to purchase 1,301,261 shares at exercise prices ranging from $1.725 to $13.325 per share. On June 15, 2004, we granted an option to purchase up to 200,000 shares at an exercise price of $11.40 per share to Richard E. White upon his hiring as our new Chief Executive Officer. We plan to grant Mr. White options to purchase up to an additional 285,000 shares of our common stock over the next two years. Also, upon the closing of this offering, we will issue five-year managing underwriters’ warrants to purchase up to an aggregate of 50,000 shares of our common stock at an exercise price equal to 120% of the price to the public. The exercise of all or part of these options or warrants would cause our stockholders to experience a dilution in their percentage ownership for legal purposes.

The charge to earnings from the compensation to employees under our employee retirement plan could adversely affect the value of your investment in our common stock

      As of May 28, 2004, our 401(k) plan held 478,513 unallocated shares of our common stock, which constituted approximately 9% of our outstanding shares as of that date. Under the terms of the plan, approximately 120,000 of these shares will be allocated to plan participants in February of each year until fully allocated. We are required to record an expense for compensation based on the market value of the amount allocated to employees each year. For fiscal 2002 and 2003, we recorded expenses for this allocation of $237,000 and $402,000, respectively, and for fiscal 2004 we expect to record $852,000 in expenses for this allocation. As our stock price increases, we must take a higher charge for this allocation and thereby decrease our reported earnings. This could adversely affect the value of your investment in our common stock.

We are controlled by a principal stockholder who may exert significant control over us and our significant corporate decisions in a manner adverse to your personal investment objectives, which could depress the market value of our stock

      James R. Riedman, our Chairman of the Board, is the largest beneficial owner of our stock. Through his personal holdings and shares over which he is deemed to have beneficial ownership held by Riedman Corporation (of which he is a shareholder, President and a director), our employee retirement plan, his children, and an affiliated entity, he beneficially owned approximately 44.3% of our outstanding shares as of May 28, 2004. He and his affiliates also have indicated an interest in purchasing shares of our common stock in this offering valued at up to $250,000. As a result, his beneficial ownership could be 29.3% after the completion of our offering and the pending Altama acquisition, based on 2,500,000 shares being issued in this offering, 209,907 shares being issued in the Altama transaction, and 20,000 shares being purchased by Mr. Riedman and his affiliates. Mr. Riedman also has beneficial ownership of shares underlying options which, if exercised, would increase his percentage beneficial ownership to approximately 48.7% as of May 28, 2004, and 33.1% after the offering and the pending Altama acquisition, assuming no other exercises of outstanding options or warrants and his and his affiliates’ purchases of shares in this offering. Through this beneficial ownership, Mr. Riedman can direct our affairs and significantly influence the election or removal of our directors and the outcome of all matters submitted to a vote of our stockholders, including amendments to our certificate of incorporation and bylaws and approval of mergers or sales of substantially all of our assets. The interest of our principal stockholder may conflict with interests of other stockholders. This concentration of ownership may also harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our inventory levels may exceed our actual needs, which could adversely affect our operating results by requiring us to make inventory write-downs

      If we order more product than we are able to sell, we could be required to write-down this inventory, adversely affecting our margins and in turn, our operating results. This could occur as the result of change in customer order patterns, general sales activity, orders subject to cancellation by customers, misforecasting and consumer demand. Write-downs of inventory could adversely affect our gross profit and operating results.

Our financial results may fluctuate from quarter to quarter as a result of seasonality in our business, and if we fail to meet expectations, the price of our common stock may fluctuate

      The footwear and apparel industry generally, and our business specifically, are characterized by seasonality in net sales and results of operations. Our business is seasonal, with the first and third quarters generally having stronger sales and operating results than the other two quarters. These events could cause the price of our common stock to fluctuate.

Risks Related to Altama’s Business

Altama depends upon a single customer, the DoD, for over 60% of its net sales, which could represent over 30% of our net sales after the proposed acquisition, and a decrease in the DoD’s demand for Altama’s products or the early termination of its contracts might adversely affect our consolidated operating results

      The majority of Altama’s business at the present time is with the Defense Support Center Philadelphia, or DSCP, an agency of the DoD. Even though Altama’s level of business with this customer has grown over the past few years, due largely to increased deployment of armed forces, there is no certainty that this will continue after our proposed acquisition.

      Altama’s contracts with the DoD are subject to partial or complete termination under specified circumstances including, but not limited to, the following circumstances:

•	the convenience of the government;

•	the lack of funding; or

•	Altama’s actual or anticipated failure to perform its contractual obligations.

      Further, there could be changes in government policies as a result of election results or changes in political conditions or other factors that could significantly affect the level of troop deployment. Any of these occurrences could adversely affect the level of business the DoD does with Altama and, consequently, our operating results. In addition, there is no certainty that the DSCP will exercise renewal options on any contract Altama may have or that Altama will be awarded future DSCP boot solicitations. Most boot contracts are for multi-year periods. Therefore, a bidder not receiving an award from a significant solicitation could be adversely affected for several years.

      Based on past performance, we anticipate that revenue from the DoD could represent over 30% of our combined net sales. Material reductions in the level of orders from the DoD would harm our operating results and deprive us of the benefits that we expect to receive from the proposed Altama acquisition.

      Furthermore, the DSCP and other DoD agencies with which Altama may do business are also subject to unique political and budgetary constraints and have special contracting requirements that may affect the contract or Altama’s ability to obtain new government customers. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. Due to political and budgetary processes and other scheduling delays that frequently occur in the contract or bidding process, some government agency orders may be canceled or substantially delayed, and the receipt of revenues or payments may be substantially delayed.

If Altama is unable to replace revenues from sales to the DoD of products planned to be discontinued, Altama’s net sales and our consolidated operating results would be adversely affected

      Under Altama’s current contract with the DoD, it manufactures three models of mil-spec combat boots. One of these models, the all-leather combat boot, is being discontinued by the DoD, in favor of a new waterproof infantry combat boot. Altama’s sales of the all-leather combat boot to the DoD were $8.1 million and $2.9 million, representing approximately 40% and 19% of Altama’s net sales from sales to the DoD for fiscal 2003 and the six months ended April 3, 2004, respectively.

      In March 2003, DSCP awarded contracts to supply the infantry combat boot. To date, Altama has not been awarded a contract to produce the new infantry combat boot. While there may be additional opportunities to bid on infantry combat boot and other waterproof boot contracts in the future, particularly as the U.S. Army transitions from the all-leather combat boot, Altama’s failure to be awarded a contract in March 2003 may be a significant disadvantage in bidding on future contracts. Furthermore, Altama’s ability to bid successfully for waterproof boot contracts may depend on its ability to license waterproof technology from suppliers qualified by the government. This would require that Altama’s manufacturing process be certified for the use of such technology, and there can be no assurance that Altama will obtain such certification. Consequently, we anticipate that Altama’s net sales to the DoD will decline if it is not able to obtain awards of contracts for infantry combat boots or any other new models or increased percentages of awards for existing mil-spec boots it currently manufactures.

Doing business with the U.S. government entails many risks that could adversely affect us by interfering with Altama’s ability to obtain future government contracts

      Government agencies have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because Altama engages in the governmental contracting business, it has been and will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any of Altama’s government contracts could result in substantial civil and criminal fines and penalties, as well as Altama’s suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

      Additionally, Altama’s failure to qualify as a small business under federal regulations following the pending acquisition could reduce the likelihood of its ability to received awards of future DoD contracts. Altama qualified as a small business at the time of its bid for the current DoD contract. Small business status, having less than 500 employees, is a factor that the DoD considers in awarding its military boot contracts. Our combined employment with Altama could exceed 500 employees in the future, which could adversely affect its ability to obtain future contract awards.

Altama has grown at significant rates over the past three years, and there can be no assurance that its net sales growth will continue at this rate

      In the last three fiscal years, Altama’s net sales from sales to the commercial market have grown significantly. This has contributed in part to Altama’s overall growth in net sales over that period. This growth has been due in part to added customer demand, increased pricing and expansion of customers, and in particular, higher international demand as the result of increasing military and security personnel to fight the war on terrorism. There is no assurance that this level of demand will continue or that we will be able to achieve or maintain this level of growth in the commercial market after our proposed acquisition.

Altama manufactures approximately 84% of the products it sells, and our results could be adversely affected following the proposed transaction by disruptions in Altama’s manufacturing system

      During fiscal 2003, Altama’s manufacturing operations produced approximately 84% of the products Altama sold. Following the proposed acquisition, we expect that these products could represent over 30% of our combined net sales. Any significant disruption in those operations for any reason, such as power interruptions, fires, hurricanes, war or other force majeure, could adversely affect our sales and customer relationships and therefore adversely affect our business.

Risks Related to This Offering

Our stock price has increased significantly during the past 12 months and may fluctuate or decline in the future, which could result in litigation against us and significant losses for investors purchasing shares in this offering

      Our stock price has increased significantly during the past 12 months and in the future may not continue to increase at the same rate or may decline. This may occur in response to a number of factors, including the following:

•	the failure of our quarterly operating results or those of similarly situated companies to meet expectations;

•	adverse developments in the footwear or apparel markets and the worldwide economy;

•	changes in interest rates;

•	our failure to meet investors’ expectations;

•	changes in accounting principles;

•	sales of common stock by existing stockholders or holders of options;

•	announcements of key developments by our competitors;

•	the reaction of markets to announcements and developments involving our company, including future acquisitions and related financing activities; and

•	natural disasters, riots, wars, geopolitical events or other developments affecting us or our competitors.

      Our offering price may not be indicative of the price of our stock that will prevail in the trading market following the offering. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, regardless of our operating results. In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources. Consequently, you may be unable to sell your shares of common stock at or above the offering price, which may result in substantial losses to you.

Delaware law, our charter documents and agreements with our executives may impede or discourage a takeover, even if a takeover would be in the interest of our stockholders

      We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholders’ approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. All options issued under our stock option plans automatically vest upon a change in control unless otherwise determined by the compensation committee. In addition, several of our executive officers have employment agreements that provide for significant payments on a change in control. These factors and provisions in our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock or reduce our ability to achieve a premium in such sale, which could limit the market value of our common stock and prevent you from maximizing the return on your investment.

Shares of our common stock eligible for public sale after this offering could cause the market price of our stock to drop, even if our business is doing well

      Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price for our common stock. After this offering and completion of the pending Altama acquisition, assuming full exercise of the underwriter’s over-allotment option, we will have outstanding 8,239,000 shares of common stock. This amount includes an estimated 209,907 shares to be issued in the Altama acquisition in partial payment of the purchase price that will be due based on an assumed value per share of $11.91 and 20,000 shares to be purchased by James Riedman and certain of his affiliates in this offering. Of these shares, 4,721,429 shares will be freely tradable without restriction or further registration under federal securities laws, including the shares sold in this offering unless purchased by our affiliates. The remaining 3,517,561 shares (including the 209,907 shares we estimate will be issued in the Altama acquisition) are held by our affiliates or were issued in a private placement and are considered restricted or control securities and are subject to the trading restrictions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. These securities cannot be sold unless they are registered under the Securities Act or unless an exemption from registration is otherwise available.

      Of the restricted shares, 699,980 shares have been registered for resale pursuant to our obligations to former H.S. Trask stockholders, and we are required to keep those shares registered until August 7, 2004, subject to permitted blackout and required extension periods. On May 25, 2004, we exercised our right to declare a blackout period for 25 days, extending our registration obligation to September 1, 2004. The restricted shares also include 312,603 shares held by our 401(k) plan that we have registered for resale by the plan and plan account holders who have been allocated shares under the plan, 72,220 of which are subject to lock-up agreements between the plan and some of our executive officers and the managing underwriters for 180 days after this offering. We also have in effect registration statements on Form S-8 covering 1,500,000 shares of common stock, under our 2001 Long-Term Incentive Plan, 1,007,261 shares of which are subject to previously granted options and the remainder of which are available for future awards under that plan.

      Our principal stockholders, James Riedman and Riedman Corporation, who beneficially own in the aggregate 2,285,565 shares of our common stock and vested options to acquire an additional 437,862 shares plus 20,000 shares to be purchased in this offering, have demand registration rights covering 1,152,710 of the shares they beneficially own. In connection with the Altama acquisition, we are required to enter into a registration rights agreement with Altama’s sole shareholder who will be issued in a private placement shares of our common stock valued at $2.5 million based on the average closing price during the 20 trading days ending on the second-to-last trading day prior to the closing of the acquisition. The registration rights agreement will grant to Altama’s sole shareholder, subject to certain conditions, one demand registration exercisable between 180 days and three years after the acquisition closing and unlimited piggyback registration rights for registration statements we file with the SEC during the three years following the closing except in limited circumstances.

      Our executive officers, directors and certain other stockholders have entered into agreements with the managing underwriters whereby they agreed not to sell or transfer any shares of our common stock or any securities exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, and we plan to enter into a similar lock-up arrangement not to sell or issue any equity securities during that period except under limited circumstances. Riedman Corporation has also entered into an agreement with the managing underwriters not to sell or transfer any shares of our common stock for a period of 90 days after this offering. The managing underwriters may waive the lock-up restriction in their sole discretion. As this restriction ends, significant resales of these shares could cause the market price of our common stock to decline regardless of the performance of our business. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the SEC filings that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend that these forward-looking statements be subject to the safe harbors created by those sections.

      These forward-looking statements include, but are not limited to, statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described under the heading “Risk Factors,” that may affect the operations, performance, development and results of our business. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this prospectus.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason, except as we may be required to do under applicable law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

USE OF PROCEEDS

      We estimate the net proceeds from the sale of shares of common stock we are offering to be approximately $28.5 million, or $32.8 million if the underwriters exercise in full their over-allotment option to purchase shares from us at the price to the public of $12.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses we will pay.

      We intend to use the net proceeds from this offering and approximately $11.6 million of additional borrowings under our proposed amended credit facility to finance the estimated $36.5 million cash portion of the purchase price due at the closing of the pending Altama acquisition, to refinance Altama’s funded indebtedness and to pay related fees and expenses. As of May 1, 2004, Altama had $2.7 million outstanding on its credit facility with Wachovia Bank, N.A. Altama’s indebtedness that we plan to refinance, accrues interest at the one-month LIBOR rate plus 175 basis points, which was 2.85% as of May 1, 2004. Altama incurred this indebtedness to fund working capital needs and new equipment purchases.

DIVIDEND POLICY

      We do not pay cash dividends on our capital stock. We do not anticipate paying cash dividends on our capital stock in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in funding the expansion of our business and general corporate purposes. In addition, our bank credit agreement restricts our ability to declare or pay dividends on our common stock without the bank’s consent. Under our proposed amended credit agreement, we will be permitted to pay dividends on our common stock after December 31, 2005, as long as we are not in default and doing so would not cause a default, and our average borrowed funds to EBITDA ratio, as defined in the proposed amended credit agreement, is no greater than 2 to 1. Any future determination as to the payment of dividends will be subject to applicable limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

PENDING ALTAMA ACQUISITION

      On June 15, 2004, we entered into a definitive stock purchase agreement to acquire all of the outstanding capital stock of Altama Delta Corporation, a provider of boots to the military and commercial markets under its Altama brand. Altama is a leading designer, manufacturer, marketer and distributor of mil-spec and commercial combat and uniform boots. Below is a summary of the stock purchase agreement and ancillary agreements we are entering into in connection with the acquisition. These agreements are filed as exhibits to the registration statement of which this prospectus forms a part and should be reviewed for a more complete understanding of their terms.

      Under the stock purchase agreement, we have agreed to pay a purchase price of $39.0 million, plus an earnout payment of $2.0 million that is subject to Altama meeting certain sales requirements. As part of the transaction, we will refinance Altama’s indebtedness as of the date of closing. Payment of the purchase price at closing is to be made by delivery of $36.5 million in cash, and shares of our common stock valued at $2.5 million based on the average closing price during the 20 trading days ending on the second-to-last trading day prior to the closing of the acquisition. The cash portion of the purchase price is subject to adjustment in the amount of distributions in excess of 39.6% of Altama’s net operating profits and the book value of distributions of Altama’s real and related personal property located in Kiawah Island, South Carolina, and for any net amount Altama receives from a price adjustment claim it has made with the DoD.

      The stock purchase agreement contains customary representations and warranties and requires Altama’s sole shareholder and President and Chief Executive Officer, W. Whitlow Wyatt, and us to indemnify each other for various liabilities arising under the agreement, subject to various limitations and conditions. At the closing, Mr. Wyatt is required to deposit into escrow for 18 months the shares we will issue to him in the acquisition to secure his indemnification and other obligations under the stock purchase agreement. Absent an event of default under the terms of the escrow agreement, Mr. Wyatt will have voting rights with respect to the shares while held in escrow. If an event of default occurs, the escrow agent will have voting rights with respect to the shares while held in escrow.

      Under the terms of the stock purchase agreement, we have agreed to pay Mr. Wyatt $2.0 million in consideration for a five-year covenant-not-to-compete and other restrictive covenants. We have also agreed to enter into a two-year consulting agreement with Mr. Wyatt which provides for an annual consulting fee of $100,000. Additionally, subject to specified conditions, we have agreed to grant to Mr. Wyatt one demand registration, exercisable between 180 days and three years after the acquisition closing, and unlimited piggyback registration rights for registration statements we file with the SEC during the three years following the closing except in limited circumstances.

      The acquisition is contingent on customary closing conditions, including the completion of this offering and the effectiveness of a proposed amendment to our credit facility. Our bank has committed to amend our credit facility to increase our available borrowings to $33.4 million, consisting of an $18.0 million revolving line of credit and $15.4 million in term loans. We currently expect to pay the cash portion of the purchase price and to refinance Altama’s funded indebtedness with the net proceeds from this offering, an additional $10.0 million term loan and approximately $1.6 million in new borrowings under our revolving line of credit.

PRICE RANGE OF COMMON STOCK

      Our common stock began trading on the American Stock Exchange on May 20, 2002 under the symbol “PXG.” Prior to May 20, 2002, our common stock was quoted on The Nasdaq SmallCap Market under the symbol “DAGR.” The following table sets forth for each calendar quarter the low and high closing sale prices per share of our common stock as reported on the American Stock Exchange and The Nasdaq SmallCap Market for the applicable periods. These prices reflect our 2-for-1 stock split effective at the close of business on June 12, 2003.

	High	Low

Year Ended December 31, 2002:
First Quarter	$4.87	$2.25
Second Quarter	$5.93	$4.45
Third Quarter	$5.50	$3.75
Fourth Quarter	$3.93	$2.90
Year Ended December 27, 2003:
First Quarter	$3.63	$2.74
Second Quarter	$5.19	$3.51
Third Quarter	$5.92	$4.80
Fourth Quarter	$7.49	$5.80
Year Ending January 1, 2005:
First Quarter	$10.50	$7.25
Second Quarter	$13.20	$8.49

      On July 13, 2004, the last reported sale price of our common stock on the American Stock Exchange was $13.31 per share. At July 13, 2004, we had 412 holders of record of our common stock (including Cede & Co., the nominee for the Depositary Trust Company, a registered clearing agency). We believe that we had a substantially greater number of beneficial owners of our common stock on that date.

CAPITALIZATION

      The following table sets forth our consolidated cash, bank debt and stockholders’ equity as of March 27, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis, giving effect to the Altama acquisition and $11.6 million of additional bank debt under our proposed amended credit facility, and to reflect the completion of this offering at the price to the public of $12.50 per share after deducting underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds therefrom. See “Use of Proceeds.”

      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 27, 2004

		Pro Forma
	Actual	As Adjusted

	(In thousands)
Cash	$—	$20

Total bank debt	$13,954	$25,588
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 500,000 shares authorized; no shares issued and outstanding; no shares issued and outstanding on a pro forma as adjusted basis	—	—
Common stock, $0.01 par value per share, 50,000,000 shares authorized; 5,098,297 shares issued and outstanding; 7,808,204 shares issued and outstanding on a pro forma as adjusted basis	51	78
Additional paid-in capital	11,835	42,761
Retained earnings	6,556	6,556
Less: Treasury stock at cost, 500,000 shares	(1,380)	(1,380)

Total stockholders’ equity	17,062	48,015

Total stockholders’ equity and bank debt	$31,016	$73,603

      The actual shares and pro forma as adjusted shares listed above:

•	Includes 209,907 shares that we estimate we will issue in payment of $2.5 million of the purchase price due in the pending Altama acquisition, assuming that a $11.91 per share (the last sale price on May 28, 2004) is the applicable price for determining the number of shares to be issued. The applicable price will be the average closing price of our common stock for the 20 trading days ending on the second-to-last trading day before the closing of the acquisition.

•	Excludes 869,057 shares reserved for issuance upon the exercise of outstanding options granted under our stock-based employee compensations plans, which had a weighted average exercise price of $5.42 per share.

•	Excludes 398,000 shares reserved for issuance upon the exercise of outstanding options issued between 1997 and 2001 to previous guarantors of our debt in consideration for their guarantees, which had a weighted average exercise price of $2.07 per share as of March 27, 2004. These options were not issued under a stock or other type of plan.

•	Excludes 174,943 shares reserved for issuance upon exercise of options and other awards that may be granted in the future under our stock-based employee compensation plans, plus an additional

500,000 shares reserved for issuance under an amendment to our 2001 Long-Term Incentive Plan approved by our stockholders on May 11, 2004.

•	Excludes 375,000 shares of common stock that may be purchased from us by the underwriters pursuant to an over-allotment option.

•	Excludes 50,000 shares of common stock that may be purchased by the managing underwriters upon the exercise of warrants to be issued upon the closing of this offering with an exercise price equal to 120% of the price to the public in this offering.

•	Includes 478,513 shares of common stock held by our 401(k) plan at March 27, 2004, which are outstanding for voting and other legal purposes, but classified as treasury shares for financial statement reporting purposes and therefore not included in weighted average shares outstanding used in the determination of our reported earnings per share. These shares have not yet been allocated to the accounts of participants in our 401(k) plan and will be allocated at the rate of approximately 120,000 shares annually to the accounts of plan participants until all 478,513 shares have been fully allocated.

•	Includes 50,000 shares that are held in escrow subject to the terms of an escrow agreement entered into by us, Nancy Delekta (as the stockholder representative of the former H.S. Trask stockholders) and American Stock Transfer & Trust Company (as escrow agent) to secure indemnification obligations pursuant to the Agreement and Plan of Merger among us, our wholly-owned subsidiary PFG Acquisition, Inc. (now known as H.S. Trask & Co.), H.S. Trask and Nancy Delekta (as stockholder representative) and certain related documents. A portion of these shares may be cancelled to satisfy a claim for indemnity we made and are in the process of settling against the former H.S. Trask stockholders and to pay fees under the escrow agreement.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The historical consolidated statements of operations data for the fiscal years ended December 31, 2001 and 2002 and December 27, 2003, and the historical consolidated balance sheet data as of December 31, 2002 and December 27, 2003, have been derived from our audited historical consolidated financial statements, which consolidated financial statements and independent auditors’ report are included elsewhere in this prospectus. The historical consolidated financial data as of and for the three months ended March 29, 2003 and March 27, 2004, have been derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. Such unaudited financial statements have been prepared by us on a basis consistent with our annual audited financial statements and, in the opinion of our management, contain all normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the applicable periods. Operating results in the three months ended March 27, 2004 are not necessarily indicative of the results that may be expected in the fiscal year ending January 1, 2005 or any other period. The historical consolidated statements of operations data for the fiscal years ended December 31, 1999 and 2000, and the historical balance sheet data as of December 31, 1999, 2000 and 2001, have been derived from our audited historical consolidated financial statements that are not included in this prospectus.

      The financial data in the following table was impacted by our fiscal 2000 acquisition of the Penobscot Shoe Company and its Trotters brand, our fiscal 2001 sale of our slipper brands and our fiscal 2003 acquisitions of H.S. Trask and Royal Robbins. The fiscal 2003 acquisitions resulted in additional sales in fiscal 2003 and had a significant impact on our balance sheet.

      Historical results are not necessarily indicative of future results, The following information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

						For the Three Months
	For the Fiscal Years Ended					Ended

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 27,	March 29,	March 27,
	1999(1)	2000(2)	2001(3)	2002(4)	2003(5)	2003(6)	2004

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$14,867	$33,179	$46,851	$36,161	$39,077	$9,207	$18,638
Cost of goods sold	11,728	22,233	31,439	22,397	22,457	5,187	10,492

Gross profit	3,139	10,946	15,412	13,764	16,620	4,020	8,146

Operating expenses:
Selling, general and administrative expenses	4,646	9,705	11,917	9,661	12,696	2,853	5,811
Other expense, net	311	1,016	375	442	1,377	476	34

Total operating expenses	4,957	10,721	12,292	10,103	14,073	3,329	5,845

Operating (loss) income	(1,818)	225	3,120	3,661	2,547	691	2,301
Interest expense	193	1,363	1,683	751	620	66	170

(Loss) earnings before income taxes	(2,011)	(1,138)	1,437	2,910	1,927	625	2,131
Income tax (benefit) expense	(483)	(456)	67	1,207	986	250	895

Net (loss) earnings	$(1,528)	$(682)	$1,370	$1,703	$941	$375	$1,236

Net (loss) earnings per share(7)
Basic	$(0.49)	$(0.22)	$0.44	$0.50	$0.24	$0.10	$0.27
Diluted	$(0.49)	$(0.22)	$0.41	$0.45	$0.22	$0.10	$0.24
Weighted average common shares outstanding(7)
Basic	3,138,172	3,141,190	3,137,688	3,418,468	3,963,382	3,666,188	4,533,466
Diluted	3,138,172	3,141,190	3,444,042	3,781,634	4,350,132	3,863,136	5,108,598

						For the Three Months
	For the Fiscal Years Ended					Ended

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 27,	March 29,	March 27,
	1999(1)	2000(2)	2001(3)	2002(4)	2003(5)	2003(6)	2004

	(In thousands)
Other Data:
Gross profit as a percentage of total net sales	21.1%	33.0%	32.9%	38.1%	42.5%	43.7%	43.7%
Adjusted EBITDA(8)	$(1,210)	$1,671	$4,205	$4,606	$4,643	$1,316	$2,713
Adjusted EBITDA as a percentage of total net sales	(8.1)%	5.0%	9.0%	12.7%	11.9%	14.3%	14.6%

	As of					As of

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 27,	March 29,	March 27,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Consolidated Balance Sheet Data:
Cash	$225	$1	$1,161	$1,265	$1,058	$1,015	$—
Working capital	4,414	(1,607)	5,358	8,812	13,423	10,528	17,598
Total assets	10,252	38,424	27,577	18,954	36,411	21,215	41,967
Contingent liability-earnout	—	—	—	—	1,942	—	1,942
Total bank debt	2,849	18,926	14,829	3,000	12,082	3,000	13,954
Total stockholders’ equity	6,477	5,898	7,452	10,112	14,987	10,812	17,062

(1)	We ceased our Dolgeville, New York manufacturing operations completely during fiscal 1999 and as part of the restructuring incurred severance costs of $311,000. Raw material inventory write-offs of $589,000 are also included in cost of goods sold in fiscal 1999 as part of the restructuring.

(2)	Includes $808,000 of expenses associated with the relocation of our headquarters and distribution operation from Dolgeville, New York to the newly acquired facilities in Old Town, Maine. Costs associated with this relocation included severance, moving expenses and closing facilities. In addition, we recognized an impairment loss of $208,000.

(3)	The net amount of $375,000 in “Other expense, net” consists primarily of a $1.2 million gain in connection with the divestiture of our slipper business, and a $1.7 million loss incurred in connection with the termination of the Penobscot Shoe Company pension plan and a net gain on the sale of property of $142,000.

(4)	The net amount of $442,000 in “Other expense, net” consists primarily of losses on dispositions and write-offs on asset sales.

(5)	The net amount of $1,377,000 in “Other expense, net” consists primarily of $394,000, or $0.06 per diluted share, of non-capitalized acquisition expenses, $354,000, or $0.05 per diluted share, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000, or $0.17 per diluted share, associated with the dissenting stockholders’ appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company, and a $163,000, or $0.02 per diluted share, write-off of a non-trade receivable. These amounts were offset partially by an excise tax refund totaling $285,000, or $0.07 per diluted share, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, or $0.05 per diluted share, of interest expense related to the settlement of the dissenting stockholder’s appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 per diluted share earnings by $0.28.

(6)	The net amount of $476,000 in “Other expense, net” consists primarily of $216,000, or $0.03 per diluted share, of costs associated with the relocation of our corporate headquarters and other miscellaneous expenses, and $260,000, or $0.04 per diluted share, of costs associated with the discontinued Antigua Enterprises acquisition effort. On an aggregate basis, these amounts reduced our per diluted share earnings for the three months ended March 29, 2003 by $0.07.

(7)	Per share and share data have been adjusted to reflect the 2-for-1 stock split effective at the close of business on June 12, 2003. Our 401(k) plan holds 798,847 shares of our common stock, of which 592,331 and 478,513 shares were not allocated to the accounts of plan participants as of December 27, 2003 and March 27, 2004, respectively, and were classified as treasury shares for financial statement reporting purposes, but are outstanding for voting purposes and other legal purposes, and are excluded from the weighted average shares outstanding.

(8)	EBITDA refers to earnings before provision for income taxes plus interest expense and depreciation and amortization expense less interest income. “Adjusted EBITDA” is defined as EBITDA further adjusted to exclude our other expenses, net, and the expenses incurred in connection with the allocation of our stock to employees under our 401(k) plan. Adjusted EBITDA should not be considered as an alternative to net earnings or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), and is not a measure of performance or financial condition under accounting principles generally accepted in the U.S. We believe that, in addition to net earnings or loss, Adjusted EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. We also believe that it is useful to provide greater comparability between periods as well as an indication of our results on an ongoing basis. Our method of calculating Adjusted EBITDA, however, may differ from methods used by other companies, and, as a result, Adjusted EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies. The following table reconciles net earnings (loss) to EBITDA for each period presented:

						For the Three Months
	For the Fiscal Years Ended					Ended

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 27,	March 29,	March 27,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Net earnings (loss)	$(1,528)	$(682)	$1,370	$1,703	$941	$375	$1,236
Interest expense	193	1,363	1,683	751	620	66	170
Income tax expense (benefit)	(483)	(456)	67	1,207	986	250	895
Depreciation and amortization	297	430	710	266	317	48	164
Other expense, net	311	1,016	375	442	1,377	476	34
401(k) stock allocation	—	—	—	237	402	101	214

Adjusted EBITDA	$(1,210)	$1,671	$4,205	$4,606	$4,643	$1,316	$2,713

      The “401(k) stock allocation” represents the compensation expense we are required to record based on the market value of our shares held by our 401(k) plan which are allocated each year to the accounts of plan participants.

SELECTED QUARTERLY UNAUDITED FINANCIAL DATA

      The following tables present our selected quarterly unaudited statement of operations data for each of the nine quarters ending with the quarter ended March 27, 2004. You should read this selected quarterly unaudited statement of operations data together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements appearing elsewhere in this prospectus. This information has been derived from our unaudited financial statements prepared by us on a basis consistent with our annual audited financial statements and, in the opinion of our management, contain all normal recurring adjustments necessary for a fair presentation of the results of operations for the applicable periods. Operating results for any quarter are not necessarily indicative of the results of operations for any future period.

					Fiscal 2004 —
					For the Three
	Fiscal 2003 — For the Three Months Ended				Months Ended

	March 29,	June 28,	September 27,	December 27,	March 27,
	2003	2003	2003	2003	2004

	(In thousands, except per share data)
Net sales	$9,207	$7,552	$11,002	$11,316	$18,638
Gross profit	4,020	3,187	4,539	4,874	8,146
Net earnings (loss)	375	(688)	1,146	108	1,236
Net earnings (loss) per share(1)
Basic	$0.10	$(0.19)	$0.28	$0.02	$0.27
Diluted	$0.10	$(0.19)	$0.26	$0.02	$0.24

	Fiscal 2002 — For the Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

	(In thousands, except per share data)
Net sales	$10,793	$8,446	$9,521	$7,401
Gross profit	3,832	3,083	3,818	3,031
Net earnings (loss)	605	343	551	204
Net earnings (loss) per share(1)
Basic	$0.20	$0.10	$0.16	$0.06
Diluted	$0.17	$0.09	$0.14	$0.06

(1)	Net earnings (loss) per share are computed individually for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

UNAUDITED CONDENSED COMBINED CONSOLIDATED PRO FORMA FINANCIAL DATA

      The following tables present our unaudited condensed combined consolidated pro forma financial data for the fiscal year ended December 27, 2003 and the three months ended March 27, 2004, and our pro forma as adjusted balance sheet as of March 27, 2004. The unaudited condensed combined consolidated pro forma statements of operations data for the fiscal year ended December 27, 2003, in the table below entitled “For the Year Ended December 27, 2003 — Pro Forma for 2003 Acquisitions,” combine the consolidated statement of operations of Phoenix Footwear for the fiscal year ended December 27, 2003 with:

•	the unaudited statement of income of Royal Robbins, and

•	the unaudited statement of operations of H.S. Trask,

in each case for the periods from January 1, 2003 through the respective dates of the acquisitions.

      The unaudited condensed combined consolidated pro forma statements of operations data for the fiscal year ended December 27, 2003, in the table below entitled “For the Year Ended December 27, 2003 — Pro Forma for 2003 Acquisitions, Altama Acquisition and the Offering,” combine the consolidated statement of operations of Phoenix Footwear for the fiscal year ended December 27, 2003 with:

•	the unaudited statement of income of Royal Robbins and the unaudited statement of operations of H.S. Trask, in each case for the periods from January 1, 2003 through the respective dates of the acquisitions; and

•	the audited statement of operations for Altama for its fiscal year ended September 27, 2003.

      The pro forma financial data for the three months ended March 27, 2004, in the table below entitled “As of and for the Three Months Ended March 27, 2004 — Pro Forma for Altama Acquisition and the Offering,” combines the unaudited balance sheet and statement of operations of Phoenix Footwear as of and for the three months ended March 27, 2004 with the unaudited balance sheet and statement of operations of Altama as of and for the three months ended April 3, 2004.

      We acquired H.S. Trask on August 7, 2003 and Royal Robbins on October 31, 2003. We entered into a stock purchase agreement to acquire Altama on June 15, 2004, but the transaction has not been completed. The pro forma financial data has been prepared to give effect to these acquisitions, as described above, and this offering, as if they had occurred at the beginning of the periods presented. Certain reclassifications have been made to conform Royal Robbins’, H.S. Trask’s and Altama’s historical and pro forma amounts to Phoenix Footwear’s financial statement presentation.

      This pro forma and pro forma as adjusted financial data is based on estimates and assumptions. These estimates and assumptions have been made solely for purposes of developing this pro forma and pro forma as adjusted financial data, which are presented for illustrative purposes only and are not necessarily indicative of the results of operations or the financial condition that actually would have been realized had the entities been a single entity during these periods.

      This information should be read together with the audited and unaudited historical financial statements for us, H.S. Trask, Royal Robbins and Altama included in this prospectus. It should also be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The information below does not include cost savings and operational synergies that we expect to achieve upon fully consolidating our completed and pending acquisitions.

For the Year Ended December 27, 2003 — Pro Forma for 2003 Acquisitions

		Royal Robbins	H.S. Trask			Pro Forma
		Period from	Period from			Phoenix
		January 1, 2003	January 1, 2003			Footwear
	Phoenix	to October 31,	to August 7,	Pro Forma		and 2003
	Footwear(1)	2003(2)	2003	Adjustments		Acquisitions

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$39,077	$15,010	$4,971	—		$59,058
Cost of goods sold	22,457	7,411	2,994	—		32,862

Gross profit	16,620	7,599	1,977	—		26,196
Operating expenses:
Selling, general and administrative expenses	12,696	5,864	2,258	$149	(3)	20,967
Other expense, net	1,377	—	—	—		1,377

Total operating expenses	14,073	5,864	2,258	149		22,344

Operating income (loss)	2,547	1,735	(281)	(149)		3,852
Interest expense	620	138	19	221	(4)	998

Earnings (loss) before income taxes	1,927	1,597	(300)	(370)		2,854
Income tax expense (benefit)	986	612	(64)	(148	)(5)	1,386

Net earnings (loss)	$941	$985	$(236)	$(222)		$1,468

Net earnings per share
Basic	$0.24					$0.33
Diluted	$0.22					$0.30
Weighted average number of shares used in per share calculations
Basic	3,963,382			486,466	(6)	4,452,848
Diluted	4,350,132			489,466		4,839,598

For the Year Ended December 27, 2003 — Pro Forma for 2003 Acquisitions,

Altama Acquisition and the Offering

					Pro Forma
	Pro Forma	Altama			Phoenix Footwear,
	Phoenix Footwear	Year Ended			2003 Acquisitions,
	and 2003	Sept. 27,	Pro Forma		Altama and
	Acquisitions(7)	2003	Adjustments		the Offering

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$59,058	$31,583	—		$90,641
Cost of goods sold	32,862	23,832	$(247	)(8)	56,447

Gross profit	26,196	7,751	247		34,194
Operating expenses:
Selling, general and administrative expenses	20,967	4,215	(690	)(9)	24,492
Other (income) expense, net	1,377	(901)	901	(10)	1,377

Total operating expenses	22,344	3,314	211		25,869

Operating income	3,852	4,437	36		8,325
Interest expense	998	135	435	(11)	1,568

Earnings (loss) before income taxes	2,854	4,302	(399)		6,757
Income tax expense (benefit)	1,386	1,529	(168	))(5)	2,747

Net earnings (loss)	$1,468	$2,773	$(231)		$4,010

Net earnings per share
Basic	$0.33				$0.56
Diluted	$0.30				$0.53
Weighted average number of shares used in per share calculations
Basic	4,452,848		2,709,907	(12)	7,162,755
Diluted	4,839,598		2,709,907		7,549,505

As of and for the Three Months Ended March 27, 2004 — Pro Forma for

Altama Acquisition and the Offering

	Phoenix Footwear	Altama
	Three Months Ended	Three Months Ended			Three Months Ended
	March 27,	April 3,	Pro Forma		March 27, 2004
	2004	2004(13)	Adjustments		Pro Forma

	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	$18,638	$12,004	$—		$30,642
Cost of goods sold	10,492	8,502	—		18,994

Gross profit	8,146	3,502	—		11,648
Operating expenses:
Selling, general and administrative expenses	5,811	968	219	(14)	6,998
Other (income) expense, net	34	(152)	152	(10)	34

Total operating expenses	5,845	816	371		7,032

Operating income (loss)	2,301	2,686	(371)		4,616
Interest expense	170	37	116	(11)	323

Earnings (loss) before income taxes	2,131	2,649	(487)		4,293
Income tax expense (benefit)	895	255	(205	) (5)(15)	945

Net earnings (loss)	$1,236	$2,394	$(282)		$3,348

Net earnings per share
Basic	$0.27				$0.46
Diluted	$0.24				$0.43
Weighted average number of shares used in per share calculations
Basic	4,533,466		2,709,907	(12)	7,243,373
Diluted	5,108,598		2,709,907		7,818,505

				Pro Forma
				Phoenix Footwear
				Altama and
	Phoenix Footwear	Altama		Offering
	as of	as of		as of
	March 27,	April 3,	Pro Forma	March 27,
	2004	2004(13)	Adjustments	2004

Consolidated Pro Forma Balance Sheet Data:
Cash	$—	$20	$—	$20
Working capital	17,598	5,346	(448)	22,496
Total assets	41,967	15,535	35,517	93,019
Contingent liability-earnout	1,942	—	2,000	3,942
Total bank debt	13,954	3,552	8,082	25,588
Total stockholders’ equity	17,062	7,518	23,435	48,015

(1)	The net amount of $1,377,000 in “Other expense, net,” consists primarily of $394,000 of non-capitalized acquisition expenses, $354,000, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000 associated with the dissenting stockholders appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company and a write-off of non-trade receivables of $163,000. These amounts were partially offset by an excise tax refund totaling $285,000, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, of interest expense related to the settlement of the dissenting stockholders’ appraisal proceeding.

(2)	The pro forma results for Royal Robbins give effect as of January 1, 2003 to the disposition by Royal Robbins of its 5.11, Inc. tactical clothing line business which occurred in June 2003, prior to our acquisition of Royal Robbins.

(3)	Represents $149,000 of intangible asset amortization that would have been recorded for the pro forma periods with respect to the customer lists, non-compete agreements and websites obtained in connection with the Trask and Royal Robbins acquisitions. These intangible assets were amortized over their weighted average useful life. In making this pro forma calculation, we ascribed a value to the Trask and Royal Robbins intangible assets of $794,000 and $1,031,000, respectively.

(4)	Represents pro forma interest expense on acquisition debt of approximately $9.0 million as if the debt was outstanding throughout the pro forma periods indicated, at an assumed interest rate of 4%.

(5)	Based on a 42% effective tax rate, which assumes our current operations, corporate structure and asset base remain constant.

(6)	Represents 699,980 shares issued in the H.S. Trask acquisition, 71,889 shares issued in connection with the Royal Robbins acquisition, on a weighted average basis for the periods from January 1, 2003 through the respective acquisition dates.

(7)	The net amount of $1,377,000 in “Other (income) expense, net,” consists primarily of $394,000, or $0.03 pro forma per diluted share, of non-capitalized acquisition expenses, $354,000, or $0.03 pro forma per diluted share, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000, or $0.10 per diluted pro forma share, associated with the dissenting stockholders appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company, and a write-off of non-trade receivables of $163,000, or $0.01 pro forma per diluted share. These amounts were partially offset by an excise tax refund totaling $285,000, or $0.04 pro forma per diluted share, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, or $0.03 pro forma per diluted share, of interest expense related to the settlement of the dissenting stockholders’ appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 pro forma per diluted share earnings by $0.16.

(8)	Represents nonrecurring manufacturing and indirect expenses related to discontinued employee benefits and workers compensation of $106,000, former executive severance of $80,000 and nonrecurring manufacturing expenses of approximately $61,000 which we do not expect that Altama will incur following the acquisition.

(9)	The pro forma adjustments to selling, general and administrative expenses are comprised of $1,715,000 nonrecurring expenses which we do not expect that Altama will incur as operating expenses following the acquisition offset by $300,000 of pro forma executive compensation expenses for Altama going forward, and $725,000 of pro forma intangible asset amortization for this period. The $1,715,000 of nonrecurring general and administrative expenses are comprised of $1,559,000 related to salary and bonus paid to Altama’s sole shareholder, $92,000 of discontinued employee benefits and $64,000 of other nonrecurring private company expenses. The $300,000 of pro forma executive compensation expenses are comprised of $200,000 in pro forma salary expense for Altama’s president and $100,000 to be paid to Mr. Wyatt under his consulting agreement. The pro forma intangible asset amortization of $725,000 is based on management’s preliminary estimate of the fair value of Altama’s assets and liabilities. $28.3 million, or 80% of the excess purchase price over the net book value, is allocated to goodwill and other unamortizable intangible assets. $7.2 million, or 20% of the excess purchase price over the net book value, is allocated to other identifiable intangibles and is amortized over an estimated weighted average of 10 years. These intangible asset amounts are estimates as the final allocation between goodwill, unamortizable intangibles and intangible assets will be based upon a third party appraisal or other appropriate allocation method.

(10)	Represents the nonrecurring net investment security gains of $901,000 and $152,000 recognized by Altama for the fiscal year ended December 27, 2003 and quarter ended March 27, 2004, respectively, which we do not expect that Altama will incur as other income following the acquisition.

(11)	We expect to fund a portion of the purchase price for Altama with $11.6 million in new debt under our proposed amended credit facility, consisting of a new $10.0 million term loan and $1.6 million in increased borrowings under our revolving credit facility. We also expect to refinance Altama’s funded indebtedness, which as of April 3, 2004 was $3.5 million, with the increased borrowings from our revolving credit facility. The proposed new term loan calls for monthly principal payments of $166,667. Pro forma interest expense related to this new debt of $435,000 and $116,000 for the fiscal year ended December 27, 2003 and quarter ended March 27, 2004, respectively, was computed assuming a 4% annual interest rate.

(12)	Represents 2,500,000 shares of common stock issued in the public offering and 209,907 which we estimate we will issue in payment of $2.5 million of the purchase price due Altama’s sole stockholder.

(13)	Altama’s financial data for this column are as of and for its second quarter ended April 3, 2004 and are combined with our first quarter financial data. Although these pro forma results combine different fiscal quarters, we believe that this combination provides useful information to investors because of the similar calendar quarters presented. Additionally, we do not believe that there were any material differences between Altama’s first and second quarter financial data. For the three months ended January 3, 2004, Altama had $10.5 million in net sales and $2.0 million in net earnings.

(14)	The pro forma adjustments to selling, general and administrative expenses consist of $181,000 of pro forma intangible asset amortization (see Note 9 above for a description of the calculation for this amount), pro forma salary expense of $13,000 for Altama’s president and $25,000 to be paid to Mr. Wyatt under his consulting agreement.

(15)	Effective October 1, 2003, Altama elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Altama continues to be subject to income tax in jurisdictions that do not recognize S corporation status. As a result, Altama has provided a tax provision for these jurisdictions. In addition, Altama is subject to federal income taxes on the disposal of assets with built-in gains as of the effective date of the S corporation election. The income tax provision for the three months ended April 3, 2004 includes an amount for estimated built-in gains taxes on assets disposed of during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the historical and pro forma consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under “Risk Factors” and under other captions contained elsewhere in this prospectus.

      Effective January 1, 2003, we changed our accounting year to a 52/53 week period. Our annual accounting period ends on the Saturday nearest to December 31. The change in fiscal year end did not materially impact our fiscal 2003 results of operations or year-over-year comparisons.

      In this presentation we discuss pro forma organic sales growth, which is a non-GAAP financial measure of reported sales based on our pro forma net sales for the first quarter of fiscal 2003. We believe that discussing pro forma organic sales growth provides a better understanding of our net sales performance and trends than reported revenue because it allows for more meaningful comparisons of current-period revenue to that of prior periods on a comparable basis. SEC rules require supplemental explanation and reconciliation of these non-GAAP financial measures, which is provided below at “— Results of Operations — Phoenix Footwear — Fiscal Quarter Ended March 27, 2004 Compared to Fiscal Quarter Ended March 29, 2003 — Reconciliation.”

Overview

      We are a men’s and women’s footwear and apparel company. We design, develop and market branded dress and casual footwear and apparel. We sell over 80 different styles of footwear and over 250 different styles of apparel products. By emphasizing traditional style, quality and fit, we believe we can better maintain a loyal consumer following that is less susceptible to fluctuations due to changing fashion trends and consumer preferences. As a result, a significant number of our product styles carry over from year-to-year. In addition, our design and product development teams seek to create and introduce new products and styles that complement these longstanding core products, are consistent with our brand images and meet our high quality standards. We believe our brands have significant potential for growth through increases in product assortment, brand extensions and expansion of our retail channels.

      In recent years, we have implemented a number of strategic initiatives that had a positive impact on our revenue growth, business operations and financial condition. In June 1999, to increase our production flexibility and capacity while at the same time allowing us to substantially reduce capital expenditures and avoid the costs of managing a large production work force, we discontinued our domestic manufacturing operations and began to outsource all of our footwear products operations to foreign sources. All of our products are now produced by foreign manufacturers located in Brazil, China, South and Central America and Southeast Asia. We purchase our products with short-term purchase orders denominated in U.S. dollars. Our footwear products are purchased from vendors on credit terms generally payable within 45 days. Our apparel products are purchased mainly through letters of credit arrangements.

      During the second quarter of fiscal 2003, we relocated our corporate offices from Old Town, Maine to Carlsbad, California. We believe this relocation assists us in attracting and retaining key personnel and provides us with greater access to our major customers and markets.

Acquisition Program

      In fiscal 2000, we embarked on an acquisition program in order to enhance our growth and increase profitability by leveraging our corporate infrastructure. In fiscal 2000, we acquired L.B. Evans Company’s men’s slipper business and related brands and Penobscot Shoe Company, including its Trotters brand of traditional women’s footwear. In fiscal 2003, we acquired H. S. Trask & Co., a men’s footwear company, and Royal Robbins, Inc., an apparel company. As a result of these acquisitions our net sales and Adjusted EBITDA improved significantly. For fiscal 1999, our net sales were approximately $15.0 million and our

Adjusted EBITDA was $(1.2 million). For fiscal 2003, our pro forma net sales were approximately $59.1 million and our pro forma Adjusted EBITDA was $6.1 million. We believe that, in addition to net earnings or loss, Adjusted EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. We also believe that it is useful to provide greater comparability between periods as well as an indication of our results on an ongoing basis. See Note 8 to Selected Historical Consolidated Financial Data for a reconciliation of Adjusted EBITDA to net earnings (loss) and Note 7 to Summary Unaudited Condensed Combined Consolidated Pro Forma Financial Data for a reconciliation of Adjusted EBITDA to pro forma net earnings.

      We intend to continue to pursue acquisitions of sustainable niche brands in the footwear and apparel industry that we believe could complement or expand our business, or augment our market coverage. We seek companies or product lines that we believe have consistent historical cash flow and brand growth potential and can be purchased at a reasonable price. We also may acquire businesses that we feel could provide us with important relationships or otherwise offer us growth opportunities. We plan to fund our future acquisitions through bank financing, seller debt or equity financing and public or private equity financing. Although we are actively seeking acquisitions, as of the date of this prospectus we have no agreements with respect to any such acquisitions, other than the pending Altama acquisition, and there can be no assurance that we will be able to identify and acquire other businesses or obtain necessary financing on favorable terms. This offering is subject to the concurrent closing of the Altama acquisition.

      We funded our acquisitions in fiscal 2000 primarily through bank debt, which at December 31, 2000 totaled $18.9 million. In fiscal 2001, we arranged for a $2.0 million investment in our stock by our 401(k) plan, which was funded through a termination of Penobscot’s over-funded pension plan, and a $750,000 investment by our Chairman, and then Chief Executive Officer, James Riedman, in a convertible subordinated debenture that he converted in fiscal 2002 into shares of our common stock. In December 2001, we sold our men’s and women’s slipper business, which included the “Daniel Green”, “L.B. Evans” and “Woolrich” brands and the related inventory, for a gain of $1.2 million, so that we could concentrate our efforts on the Trotters and SoftWalk brands and on future acquisitions.

      During fiscal 2002, we continued our focus on operating our business profitably and reducing our bank debt. By December 31, 2002, we reduced our bank debt to $3.0 million. As a result, we positioned ourselves to continue with our strategy of building our organization and portfolio of brands through acquisitions.

      In the last two quarters of fiscal 2003, we acquired H.S. Trask & Co., a men’s footwear company, and Royal Robbins, Inc., an apparel company. We paid a total purchase price of $13.2 million for these two acquisitions, of which $9.5 million was cash and the remainder was an issuance of 771,869 shares of our common stock. We also agreed to make potential earn-out payments in the Royal Robbins transaction, subject to certain financial thresholds. See “Business — Recent Acquisitions.” These acquisitions were funded through a combination of bank financing and seller equity and debt financing. We accounted for both of these acquisitions using the purchase method of accounting and, accordingly, the assets acquired, liabilities assumed, and results of operations are included in our consolidated financial statements from the respective dates of the acquisitions. The excess of the purchase price in these acquisitions over the fair value of identifiable net assets acquired represents goodwill and unamortizable intangible assets that must periodically be tested for impairment. Trademarks and trade names are deemed to have an indefinite useful life and are not presently being amortized, but we periodically test them for impairment in accordance with current accounting standards.

      Our fiscal 2003 acquisitions added to our portfolio of brands, diversified our product offerings and customer base and provided a base for significant additional revenues in the future. Reflecting the impact of the two acquisitions in fiscal 2003, we had pro forma net sales of $59.1 million, and pro forma per diluted share earnings of $0.30 compared to our reported net sales of $39.1 million and reported per diluted share earnings of $0.22. See “Unaudited Condensed Combined Consolidated Pro Forma Financial Data” and the pro forma financial data appearing elsewhere in this prospectus. Since making these acquisitions, we have integrated their operations with our infrastructure and have rationalized their operations to take advantage of duplicative overhead and operational inefficiencies.

      During fiscal 2003, we also focused on investing in our infrastructure to support our newly acquired brands. For example, we hired seasoned personnel in the areas of product design, merchandizing and brand management. To accommodate our newly acquired brands, in March 2004 we expanded our corporate headquarters by adding 5,000 additional square feet at annual additional rent and related costs of $107,000. On June 15, 2004, we strengthened our management team by adding Richard E. White as our Chief Executive Officer.

Pending Acquisition

      On June 15, 2004 we signed a stock purchase agreement with Altama Delta Corporation and its sole shareholder, W. Whitlow Wyatt. Pursuant to this agreement, we will acquire all of Altama’s capital stock in exchange for a purchase price consisting of $36.5 million in cash, shares of our common stock valued at $2.5 million, and an earnout payment of $2.0 million subject to Altama meeting certain sales requirements. We also plan to enter into a consulting agreement with Mr. Wyatt for two years following the acquisition. In addition, in consideration for $2.0 million in total payments, he will also agree not to compete with us for a period of five years following the acquisition. For more information on the acquisition see “Pending Altama Acquisition.”

      Altama’s business generates lower gross margins than ours historically has generated. In fiscal 2003, Altama’s gross margin percentage was 25%, and ours was 43%. Therefore, we expect that the acquisition will cause our gross margin to be lower in the future. However, Altama’s selling, general and administrative expenses as a percentage of net sales in fiscal 2003 was significantly lower than ours. Therefore, we do not expect that our overall operating margin will significantly change as a result of the acquisition.

      As a result of its DoD business, Altama has different working capital requirements and lower inventory risks than we do. For its DoD business, Altama produces its inventory only upon receipt of orders under specific contracts. After completion of the manufacturing process, DoD orders are reviewed for quality assurance, and upon approval Altama bills the DoD. Altama’s accounts receivable days with DoD orders at April 3, 2004 was 51. In addition to assuming little, if any, inventory risk, Altama has significantly fewer days receivable outstanding.

Results of Operations — Phoenix Footwear

      The following table sets forth selected consolidated operating results for each of the last three fiscal years and for each of the quarterly periods indicated, presented as a percentage of net sales.

	Fiscal Year Ended			Fiscal Quarter Ended

	December 31,	December 31,	December 27,	March 29,	March 27,
	2001	2002	2003	2003	2004

Net sales	100%	100%	100%	100%	100%
Costs of goods sold	67%	62%	57%	56%	56%
Gross margin	33%	38%	43%	44%	44%
Selling, general and administrative and other expenses	26%	28%	36%	36%	31%
Operating income	7%	10%	7%	8%	13%
Interest expense	4%	2%	2%	1%	1%
Earnings before income taxes	3%	8%	5%	7%	12%
Income tax expense	—	3%	3%	3%	5%
Net earnings	3%	5%	2%	4%	7%

Fiscal Quarter Ended March 27, 2004 Compared to Fiscal Quarter Ended March 29, 2003

      Net Sales. Our net sales for the first quarter of fiscal 2004 increased $9.4 million, or 102%, to $18.6 million from $9.2 million for the first quarter of fiscal 2003. Of this increase, $7.7 million is attributable to acquired brand revenue associated with the H.S. Trask, Ducks Unlimited, and Royal Robbins brand acquisitions that occurred during the second half of fiscal 2003. Giving effect to these acquisitions as if they occurred on January 1, 2003, we had $1.8 million in pro forma organic net sales growth for our five brands, or 10%, based on $16.9 million in pro forma net sales in the first quarter of fiscal 2003. The pro forma net sales growth during the current quarter was primarily due to strong acceptance of these brands’ spring product lines at retail. Some of these product lines included new designs that were developed in fiscal 2003. We expect to continue this level of investment in product design and development throughout fiscal 2004.

      Gross Profit. Our gross profit for the first quarter of fiscal 2004 increased 103% to $8.1 million as compared to $4.0 million for the comparable prior year period. Gross margin remained constant at 44% for both periods. The dollar increase in gross profit was primarily related to the addition of the H.S. Trask, Ducks Unlimited, and Royal Robbins product lines.

      Selling, General and Administrative Expenses. Our selling, general and administrative expenses, or SG&A expenses, were $5.8 million, or 31% of net sales, for the first quarter of fiscal 2004 as compared to $2.9 million or 31% of net sales for the first quarter of fiscal 2003. This dollar increase was primarily related to increased operating costs associated with supporting a higher sales volume and our recently acquired brands.

      Other Expense, Net. Our “Other expense, net” was $34,000 for the first quarter of fiscal 2004 and consisted primarily of expenses incurred in connection with non-capitalized acquisition activities. Our “Other expense, net” of $476,000 for the first quarter of fiscal 2003 consisted primarily of costs associated with the relocation of our corporate headquarters from Old Town, Maine to Carlsbad, California and the discontinued Antigua Enterprises acquisition effort.

      Interest Expense. Our interest expense for the first quarter of fiscal 2004 was $170,000 as compared to $66,000 in the first quarter of fiscal 2003. This increase was a result of higher average outstanding indebtedness during the current quarter as compared to the prior year period and included $40,000 related to the accelerated expensing of deferred financing costs. This increased indebtedness was incurred to fund our acquisitions in the second half of fiscal 2003.

      Income Taxes. We recorded income tax expense for the first quarter of fiscal 2004 of $895,000 as compared to $250,000 for the first quarter of fiscal 2003. Our effective tax rates during the first quarter of fiscal 2004 and 2003 were 42% and 40%, respectively. The increased effective tax rate for the first quarter of fiscal 2004 reflects our current operations, corporate structure and asset base. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities, for financial reporting purposes, and the amounts used for income tax purposes.

      Net Earnings. Our net earnings for the first quarter of fiscal 2004 were $1.2 million compared to $375,000 for the first quarter of fiscal 2003, a 230% increase. Our net earnings per diluted share for the first quarter of fiscal 2004 were $0.24 compared to $0.10 per diluted share for the first quarter of fiscal 2003, a 140% increase in net earnings per diluted share. This improvement is a result of our increased net sales from the 2003 acquisitions, along with successful integration of these new brands and our continuing efforts of cost controls in inventory management and sourcing.

      Reconciliation. Our non-GAAP financial measure of pro forma organic sales growth discussed above under the heading “— Results of Operations — Phoenix Footwear — Fiscal Quarter Ended March 27, 2004 Compared to Fiscal Quarter Ended March 29, 2003 — Net Sales,” and elsewhere in this prospectus, does not replace the presentation of our GAAP financial results and does not necessarily reflect the actual financial results of the combined companies for the periods presented. In our measure of pro forma net sales, we have included unaudited prior year period net sales of H.S. Trask and Royal Robbins. This information is provided to present the combined companies results as if they were combined for the period presented below. A reconciliation of the non-GAAP financial measures contained in this report to the most comparable GAAP measures is as follows:

Unaudited Pro Forma
Net Sales For the
Three Months Ended
March 29, 2003

(In thousands)
Phoenix Footwear Group, Inc. (Actual)	$9,207
Acquired Brands (H.S. Trask & Co., Royal Robbins, Inc.)	7,678

Total Net Sales	$16,885

Fiscal 2003 Compared to Fiscal 2002

      Net Sales. Our net sales for fiscal 2003 were $39.1 million compared to $36.2 million for fiscal 2002, an 8% increase. Included in fiscal 2003 net sales are partial year net sales of $4.7 million from fiscal 2003 acquisitions. Excluding these sales, our fiscal 2003 net sales would have decreased $1.8 million, or 5%, compared to fiscal 2002. Against the backdrop of depressed retail and economic conditions, this decrease was primarily associated with decreased sales volume of our Trotters brand, which was partially offset by the growth in the sales volume of our SoftWalk brand. The drop in Trotters sales was due to poor retail acceptance of certain Trotters styles during the Spring and Summer selling seasons. We subsequently increased our investment in new product design, which resulted in a product offering that received increased retailer support for the Trotters brand fiscal 2003 Fall and Winter selling seasons. We expect to continue to increase our investment in product development in future periods, as demonstrated by the recently introduced H.S. Trask women’s and Strol product lines. Additionally, the Royal Robbins product line has historically invested significant resources in new product development, and we anticipate this will continue in the future.

      Gross Profit. Our gross profit for fiscal 2003 increased to $16.6 million compared to $13.8 million for fiscal 2002. Our gross margin increased to 43% compared to 38% for fiscal 2002. Our gross margin improvement reflects a reduction in the costs of our products through better inventory management and improved sourcing. In addition, this improvement relates to a change in product mix and a reduction in the volume of closeout sales and associated mark-downs from the previous fiscal year.

      Selling, General and Administrative Expenses. Our SG&A expenses for fiscal 2003 were $12.7 million, or 32% of net sales, compared to $9.7 million, or 27% of net sales, for fiscal 2002. The increase includes $1.6 million in SG&A expenses associated with our brands acquired in fiscal 2003, $417,000 of employee compensation and benefit costs from additional hires, $516,000 of increased marketing and advertising expenses, and $531,000 of additional occupancy costs. These same items contributed to the increase of SG&A expenses as a percentage of net sales in fiscal 2003. We anticipate that our SG&A expenses for fiscal 2004 as a percentage of net sales should trend slightly lower taking into account the completion of the pending Altama acquisition.

      Other Expense, Net. Our other expense, net, for fiscal 2003 was approximately $1.4 million, compared to $442,000 for fiscal 2002. Fiscal 2003 other expenses, net, primarily consisted of $733,000 in litigation expenses incurred in connection with the dissenting Penobscot stockholders’ settlement, $394,000 in non-capitalized acquisition costs, $354,000 in expenses related to our corporate headquarters relocation and the write-off of non-trade receivables totaling $163,000. These expenses were partially offset by an excise tax refund of $285,000 associated with the fiscal 2001 Penobscot pension plan termination. Other expense, net, totaled $442,000 for fiscal 2002 and consisted primarily of a loss on the sale of assets and asset impairment charges.

      Interest Expense. Interest expense for fiscal 2003 was $620,000, including $376,000 related to the Penobscot litigation compared to $751,000, including $280,000 associated with the Penobscot litigation, in fiscal 2002. Exclusive of the interest for the Penobscot litigation, interest expense would have decreased $227,000 during fiscal 2003 as a result of lower interest rates and lower average borrowings on our revolving credit facility, which was partially offset by new term loans for a portion of the fiscal year in connection with our fiscal 2003 acquisitions. As the result of additional borrowings of $11.6 million under the proposed amended credit facility in connection with the planned Altama acquisition, we expect that our interest expense for fiscal 2004 will be higher than in fiscal 2003.

      Income Taxes. Our income tax expense for fiscal 2003 was $986,000 compared to $1.2 million for fiscal 2002. Our effective tax rates were 51% for fiscal 2003 and 42% for fiscal 2002. The increase in the fiscal 2003 effective tax rate was primarily associated with the Penobscot litigation settlement, which was substantially non-deductible for income tax purposes, and an excise tax refund which was substantially non-taxable for income tax purposes. We anticipate our effective income tax rate for fiscal 2004 to be approximately 42% based on our current operations, corporate structure and asset base, and taking into account completion of the pending Altama acquisition. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities, for financial reporting purposes, and the amounts used for income tax purposes.

      Net Earnings. Our net earnings were $941,000 for fiscal 2003, which was $762,000, or 45%, lower than our net earnings for fiscal 2002. These results represented diluted earnings per share of $0.22, which was $0.23 lower than during fiscal 2002. Poor retail conditions throughout the majority of fiscal 2003 and the items discussed in “Other Expense, Net” above negatively affected our financial performance. In early fiscal 2004, we have encountered a marginal improvement in retailer optimism as indicated by initial Spring order activity. Although we are cautiously optimistic about the initial fiscal 2004 retail environment and the related reports of increased consumer spending, there is no assurance that a positive economic trend has been established or if established, that it will continue in the future.

Fiscal 2002 Compared to Fiscal 2001

      Net Sales. Our net sales for fiscal 2002 were $36.2 million compared to $46.9 million for fiscal 2001. Net sales for fiscal 2001 included $12.6 million from the slipper brands we divested in December 2001. Combined net sales for our two then current brands, Trotters and SoftWalk, increased 5% or $1.8 million for fiscal 2002 compared to fiscal 2001, primarily due to increased volume.

      Gross Profit. Our gross profit for fiscal 2002 decreased to $13.8 million from $15.4 million for fiscal 2001. The decrease in the dollar amount of our gross profit was primarily due to our reduction in net sales following the divestiture of our slipper brands. Our gross margin increased to 38% for fiscal 2002 compared to 33% for fiscal 2001. The increase in gross margin reflects the fact that the divested slipper brands carried a lower gross margin than our combined Trotters and SoftWalk shoe brands.

      Selling, General and Administrative Expenses. Our SG&A expenses for fiscal 2002 were $9.7 million, or 27% of net sales, compared to $11.9 million, or 25% of net sales, for fiscal 2001. The reduction in SG&A expenses and the increase in SG&A expenses as a percentage of net sales during fiscal 2002 was primarily related to divestiture of our slipper brands.

      Other Expense, Net. Our other expense, net, for fiscal 2002 was $442,000, compared to $375,000 for fiscal 2001. Included in the fiscal 2002 amount was a loss of $254,000 on the sale of property, impairment charges of $84,000 on a building held for sale, and a write-off of a $104,000 receivable associated with the sale of our slipper brands in fiscal 2001. Included in the fiscal 2001 amount were costs associated with the termination of the Penobscot pension plan, totaling $1.7 million. During the fiscal quarter ended June 30, 2001, we completed the termination of this pension plan. Upon termination, the plan had $2.4 million in surplus, which was less than the carrying value of our prepaid pension cost asset of $3.7 million. This resulted in a $1.3 million loss. This loss was increased by an excise tax totaling $357,000, which resulted in a total loss on this transaction of $1.7 million. Also included in other expense, net for fiscal 2001 is a gain of $1.2 million associated with the fiscal 2001 sale of our slipper brands and a $142,000 gain on the sale of property.

      Interest Expense. Interest expense for fiscal 2002 was $751,000 compared to $1.7 million for fiscal 2001. This decrease resulted from lower interest rates and lower average outstanding indebtedness.

      Income Taxes. Our income tax expense for fiscal 2002 was $1.2 million compared to $67,000 for fiscal 2001. Our effective tax rate was 42% in fiscal 2002, compared to 5% in fiscal 2001. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities, for financial reporting purposes, and the amounts used for income tax purposes. The difference in the effective tax rates for the two fiscal years resulted from earnings generated in fiscal 2002 and the reduction of the deferred tax asset valuation allowance in fiscal 2001 as a result of our evaluation of the realization of our deferred tax assets.

      Net Earnings. Our net earnings were approximately $1.7 million for fiscal 2002, which was $333,000, or 24%, higher than our net earnings for fiscal 2001. These results represented $0.45 per diluted share in fiscal 2002 and $0.41 per diluted share in fiscal 2001. The increase in net earnings during fiscal 2002 was primarily associated with our divestiture during late fiscal 2001 of our slipper brands, which historically generated operating losses, and increased sales and profits during fiscal 2002 of our women’s footwear brands.

Seasonal and Quarterly Fluctuations

      The following sets forth our net sales and income (loss) from operations summary operating results for the quarterly periods indicated (in thousands).

	Fiscal 2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net sales	$10,793	$8,446	$9,521	$7,401
Income from operations	$1,240	$675	$992	$754

	Fiscal 2003				Fiscal 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Net sales	$9,207	$7,552	$11,002	$11,316	$18,638
Income (loss) from operations	$691	$(353)	$1,714	$495	$2,301

      Our quarterly results of operations have fluctuated, and we expect will continue to fluctuate in the future, as a result of seasonal variances. Net sales and income from operations in our first and third quarters typically are stronger than in our second and fourth quarters.

Liquidity and Capital Resources

      Our primary liquidity requirements include debt service, capital expenditures, working capital needs and financing for acquisitions. We have historically met these liquidity needs with cash flows from operations, borrowings under our term loans and revolving credit facility, and seller financing in acquisitions.

      On October 31, 2003, we obtained a secured $24.8 million credit facility from Manufacturers and Traders Trust Company. The proceeds of this credit facility were used to fund the cash portion of the purchase price due in the Royal Robbins acquisition and to refinance our then-existing credit facility, including the debt previously incurred with the H.S. Trask acquisition, and to pay related fees and expenses. This credit facility includes three term loans totaling $6.8 million in principal and a revolving credit facility with maximum availability running from $15.0 million during the months of June through the following January to $18.0 million during the months from February through the following May.

      Through May 28, 2004, amounts borrowed under our revolving credit facility bear interest at a rate, as selected by us, equal to LIBOR plus 2.75%, or the prime rate plus .25%. At May 28, 2004, LIBOR with a 90-day maturity was 1.30% and the prime rate was 4.0%. The weighted average interest rate on the balance of our revolver was 3.65% at May 28, 2004. The term loans bear interest at a rate, as selected by us, equal to LIBOR plus 3.00%, or the prime rate plus .375%. At May 28, 2004, the weighted average interest rate on the term loans was 3.69%.

      The outstanding balances for the revolving credit facility and our term loans at May 28, 2004 were $5.5 million and $5.4 million, respectively. The available borrowing capacity under the revolving credit facility, net of outstanding letters of credit of $4.2 million, was approximately $900,000 at May 28, 2004. Future uses of proceeds of the revolving credit facility are restricted to funding our working capital requirements and capital expenditures.

      The revolving credit facility matures on June 30, 2005. On our first term loan, $1.5 million remained to be paid as of May 28, 2004 in two remaining consecutive $750,000 installments due on the first day of May in each subsequent year. On our second term loan, $2.5 million remained to be paid as of May 28, 2004 in

17 remaining consecutive quarterly $150,000 installments, due on May 1, August 1, November 1 and February 1 of each year. On our third term loan, $1.4 million remained to be paid as of May 28, 2004 in 54 remaining monthly $25,000 installments due on the first day of each month.

      We have received a commitment from our bank to increase our existing credit facility to a maximum of $33.4 million and to extend the maturity date until June 30, 2006 in connection with the pending Altama acquisition. We plan to close this amended credit facility concurrently with the completion of the acquisition and this offering. The new facility will include an $18.0 million revolving line of credit and $15.4 million in term loans, including a new $10.0 million term loan which will be repayable in equal monthly installments maturing in July 2009. Upon completion of the Altama acquisition and related financing, we expect to have approximately $5.3 million of available capacity under our proposed amended credit facility. Our obligations under our proposed amended credit facility, which are currently secured by all of our assets and the common stock of our subsidiaries, will be further secured by Altama’s assets and Altama’s common stock.

      The proposed amended credit facility contains a borrowing base formula, security agreement, and covenants that are similar to those of our existing credit facility. The proposed amended credit facility also contains a covenant that would require us each fiscal year to prepay our new $10.0 million term loan to the bank in the amount of 50% of our adjusted cash flow, as defined in the proposed amended credit agreement, up to a maximum of $1.5 million, if our borrowed funds for a fiscal year, as defined in the proposed amended credit agreement, are greater than two times our earnings. It also restricts our ability to pay dividends. After December 31, 2005, we will be permitted to pay dividends on our common stock as long as we are not in default and doing so would not cause a default, and as long as our average borrowed funds to EBITDA ratio, as defined in the proposed amended credit agreement, is no greater than 2 to 1. The aggregate amount that we may borrow under our existing credit facility at any time is limited by a borrowing base formula, which is generally determined according to our inventory and accounts receivable levels. Our existing credit facility contains covenants that restrict, among other things, our ability to incur additional indebtedness, pay dividends, create certain liens and make acquisitions. It also contains certain financial maintenance covenants, which, among other things, specify capital expenditure limits, a maximum average borrowed funds to EBITDA ratio, current ratios and minimum cash flow coverage ratio and net earnings requirements. If we violate any of these covenants, or violate any other provision of our existing lending arrangement, our credit agreement provides that our lender has the right to accelerate repayment of all amounts outstanding under the agreement and/or to commence foreclosure proceedings on our assets. We were in compliance with all covenants under our existing credit facility at December 27, 2003 and remain so as of the date of this prospectus.

      Cash Flows Provided By Operations. During the first quarters ended March 27, 2004 and March 29, 2003, our net cash used by operations was $2.7 million and $591,000, respectively. Our increase in cash used by operating activities was primarily due to the increase in accounts receivable related to increased sales.

      During fiscal 2003 and fiscal 2002, we generated $282,000 and $9.9 million, respectively, in cash flows from operations. The $9.6 million decline in cash flows provided by operations resulted from our payment of settlement expenses relating to the Penobscot dissenting stockholders’ action and the lack of any carry-over receivables from our divested slipper business. Net cash provided by operating activities for fiscal 2002 was due primarily to the decrease in working capital resulting from the fiscal 2001 divestiture of our slipper brands, including the liquidation of approximately $5.0 million in receivables that we retained when we divested our slipper business. Our fiscal 2003 acquisitions resulted in increases in our in-stock inventory position as well as our trade receivables. In addition, non-capitalized expenses associated with our acquisition activities contributed to the decline in cash provided by operations during fiscal 2003.

      Working capital at the end of the first quarter of fiscal 2004 was approximately $17.6 million, as compared to approximately $13.4 million at the end of fiscal 2003 and approximately $8.8 million at the end of fiscal 2002. Our working capital varies from time to time as a result of the seasonal requirements of our brands, which have historically been heightened during the first and third quarters, the timing of factory shipments, the need to increase inventories and support an in-stock position in anticipation of customers’ orders, and the timing of accounts receivable collections. Our working capital at the end of the first quarter of fiscal 2004 compared to the end of fiscal 2003 increased due primarily to the impact of our fiscal 2003 acquisitions. The increase in working capital at the end of fiscal 2003 compared to the end of fiscal 2002 is due primarily to the impact of our fiscal 2003 acquisitions. These acquisitions caused us to increase our short and long term debt and caused increases in our year-end inventory and accounts receivable balances.

      Our current ratio, the relationship of current assets to current liabilities, increased to 2.55 at the end of the first quarter of fiscal 2004 from 2.37 at the end of fiscal 2003 due primarily to our fiscal 2003 acquisitions. Our current ratio had also decreased at December 27, 2003 from 2.58 at December 31, 2002 due primarily to our fiscal 2003 acquisitions and the dissenting stockholders litigation settlement.

      Accounts receivable days decreased from 76 days at the end of fiscal 2003 to 57 days at the end of the first quarter 2004, reflective of reduced payment terms and a higher ratio of quarterly sales to average accounts receivables. Accounts receivable days had increased from 72 days in fiscal 2002. This was reflective of extended payment terms, and slower collection activity partially offset by higher consumer direct sales, which are predominantly settled through credit card payments.

      Investing Activities. In the first quarter of fiscal 2004, our cash used in investing activities totaled $454,000 compared to cash provided by investing activities in the first quarter of fiscal 2003 of $418,000. During the first quarter of fiscal 2004 cash used in investing activities was primarily due to purchases of equipment. Cash provided by investing activities in the first quarter of fiscal 2003 consisted mostly of net proceeds from the disposal of property and equipment.

      In fiscal 2003, our cash used in investing activities totaled $7.8 million compared to cash provided by investing activities in fiscal 2002 and fiscal 2001 of $1.3 million and $2.0 million, respectively. During fiscal 2003, most of our cash used in investing activities consisted of the purchase price payments we made for our fiscal 2003 acquisitions. Cash provided by investing activities in fiscal 2002 consisted mostly of the $1.6 million in note receivable proceeds we received related to the sale of our slipper brands. Cash provided by investing activities in fiscal 2001 consisted primarily of the $1.5 million in proceeds we received related to the sale of our slipper brands.

      For fiscal 2003, our capital expenditures were $326,000 compared to $309,000 for fiscal 2002. These capital expenditures consisted mostly of furniture, fixtures and computer equipment associated with the relocation of our headquarters from Maine to California. In addition, we renovated portions of our distribution center in Maine to decrease the amount of office space and increase our warehouse storage capacity. We currently have no material commitments for future capital expenditures. For the current fiscal year, we anticipate capital expenditures of approximately $560,000, which will consist generally of new computer hardware and software, a trade show booth and a new roof for our Maine distribution center. We also anticipate that Altama’s business will require capital expenditures of approximately $100,000 for fiscal 2004, primarily for equipment upgrades. The actual amount of capital expenditures for fiscal 2004 may differ from this estimate, largely depending on acquisitions we may complete or unforeseen needs to replace existing assets.

      Financing Activities. For the first quarter of fiscal 2004, our net cash provided by financing activities was $2.1 million compared to cash used by financing activities of $77,000 for the first quarter of fiscal 2003. The cash provided in the current year quarter was primarily generated from net borrowings of $2.1 million. Cash used for financing activities in the comparable prior year quarter relates primarily to the repurchase of common stock from our 401(k) plan upon the election of terminated plan participants, partially offset by cash received from stock option exercises. This increase was primarily due to additional cash requirements associated with our newly-acquired brands.

      For fiscal 2003, our net cash provided by financing activities was $7.3 million compared to $11.1 million and $2.1 million used in financing activities for fiscal 2002 and fiscal 2001, respectively. The difference resulted primarily from $4.0 million in additional advances under our revolving credit facility and $4.5 million in new term loan proceeds in fiscal 2003, both of which were partially offset by $928,000 in repayments of notes payable and $201,000 in repurchases of common stock. We incurred the additional indebtedness generally to fund the Penobscot litigation settlement and our new acquisitions, including the payment of the cash portion of the purchase price due and to refinance working capital indebtedness of the acquired businesses. This additional indebtedness was provided to us by our bank under our $24.8 million credit facility described above. In comparison, during fiscal 2002 we used cash flow from operations and note receivable proceeds from the sale of our slipper brands to pay down $8.2 million on our revolving credit facility and a net $2.9 million on our term loans. In fiscal 2001, we used cash flow from operations, proceeds from the sale of our slipper brands and the net cash surplus contributed to our 401(k) plan following termination of the Penobscot pension plan to pay down $4.3 million on our revolving credit facility.

      On August 7, 2003, we acquired the H.S. Trask footwear brand and rights to the Ducks Unlimited footwear brand through the purchase of all the outstanding shares of H.S. Trask & Co., a Bozeman, Montana based men’s footwear company, for an aggregate purchase price of $6.4 million, consisting of $2.9 million in cash, common stock valued at $3.2 million and $300,000 in acquisition related expenses. The value of the 699,980 shares issued was based on the average closing market price of our common stock over the three day period before the terms of the acquisition were agreed upon and announced. Concurrent with the acquisition, Harrison Trask entered into an employment agreement with us which expired on December 31, 2003 and a consulting agreement which continues through December 31, 2005. The consulting agreement provides for an annual fee of $90,000. Mr. Trask agreed not to compete with us through December 31, 2005.

      On October 31, 2003, we acquired the Royal Robbins apparel brand through the purchase of all the outstanding shares of Royal Robbins, Inc., a Modesto, California based apparel company, for an aggregate purchase price of $6.8 million, consisting of $6.0 million in cash and 71,889 shares of common stock valued at approximately $500,000 and $300,000 in acquisition related expenses, plus potential contingent earnout cash payments. The potential contingent earnout payments equal 25% of the Royal Robbins product line’s gross profit over the 12-month periods ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved. On June 30, 2004, we made the estimated earnout payment due for the 12 months ended May 31, 2004 in the amount of $2.0 million. However, in accordance with SFAS No. 141, Business Combinations, we recorded a contingent liability in the amount of $1.9 million at December 27, 2003. For a further explanation, see Note 5 to our Consolidated Financial Statements included elsewhere in this prospectus. This payment in excess of our estimate under SFAS No. 141 will result in an increase to the purchase price and goodwill for this acquisition. Concurrent with the acquisition, we entered into a consulting agreement with Dan Costa, former chief executive officer and previous controlling stockholder of Royal Robbins, Inc., through October 31, 2005, which provides for an annual fee of $150,000. Mr. Costa agreed not to compete with us through October 31, 2008.

      In connection with the pending Altama acquisition, we have agreed to pay a purchase price of $39.0 million, plus an earnout payment of $2.0 million subject to Altama meeting certain sales requirements. As part of the transaction, we will refinance Altama’s working capital indebtedness as of the date of closing. Payment of the purchase price is to be made by delivery of $36.5 million in cash, and shares of our common stock valued at $2.5 million. We have also agreed to pay Mr. Wyatt $2.0 million in consideration for a five-year covenant-not-to-compete and other restrictive covenants, payable $400,000 per year over five years, and to enter into a two-year consulting agreement with him that provides for an annual consulting fee of $100,000. We plan to pay the cash portion of the purchase price and to refinance Altama’s funded indebtedness with the net proceeds from this offering, and a $10.0 million term loan and approximately $1.6 million borrowings under our proposed amended credit facility. The cash portion of the purchase price is subject to adjustment in the amount of distributions in excess of 39.6% of Altama’s net operating profits and the book value of distributions of Altama’s real and related personal property located in Kiawah Island, South Carolina, and for any net amount Altama receives from a price adjustment claim it has made with the DoD.

      Our liquidity and capital resources have been significantly impacted by acquisitions and may be impacted in the foreseeable future by additional acquisitions. Additional financing will have to be obtained for any future acquisitions that we may make. We have historically financed acquisitions with borrowings, cash flows from operations, issuances of our stock and through deferred contingent earn-out payments. We expect this financing for future acquisitions could be a combination of these methods along with seller financing or the issuance of debt securities. Seller financing depends upon the sellers’ willingness to accept our shares as part of the consideration for an acquisition and our willingness to issue our common shares, which will be impacted by the market value of our common shares. If seller financing is not available, we may be required to use cash from operations, borrowings under our financing facilities and/or issuances of additional equity or debt securities. Using cash from operations to finance acquisitions would reduce the funds we have available for other corporate purposes. To the extent we use additional borrowing under our financing facilities, the resulting increase in debt and interest expense could have a negative impact on liquidity. The additional borrowings could also require us to commit to additional covenants that further limit our financial and operational flexibility.

      In May 2002, our board of directors authorized us to repurchase shares of our outstanding common stock in the open market or privately negotiated transactions from time to time. We repurchased 8,000 and zero shares during fiscal 2003 and fiscal 2002, respectively, under this program at a total cost of $27,000. This program has been terminated. Our board of directors has authorized us to repurchase, and from time to time we have repurchased, shares in private transactions from our 401(k) plan upon the election of plan participants. During fiscal 2003, we repurchased 49,833 shares from the 401(k) plan at a total cost of $174,000. During the first quarter of fiscal 2004, we repurchased 11,040 shares from the 401(k) plan at a total cost of $99,636. We place repurchased shares in treasury, and they are subsequently retired.

      Our ability to generate sufficient cash to fund our operations depends generally on the results of our operations and the availability of financing. Our management believes that cash flows from operations in conjunction with the available borrowing capacity under our proposed amended credit facility, net of outstanding letters of credit, of approximately $4.2 million at May 28, 2004, will be sufficient after our proposed Altama acquisition and for the foreseeable future to fund operations, meet debt service and contingent earnout payment requirements and fund capital expenditures other than future acquisitions.

Inflation

      We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our net sales or profitability.

Contractual Obligations

      The following table summarizes our contractual obligations at December 27, 2003 and the effects we expect such obligations to have on liquidity and cash flow in future periods.

	Payments Due by Period

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

			(In thousands)
Long-term debt obligations	$12,082	$1,661	$8,792	$1,629	—
Operating leases	1,052	484	349	219	—
Potential earnout payments(1)	$4,500	$2,000	$2,500	—	—

(1)	In connection with our acquisition of Royal Robbins, we agreed to pay as part of the purchase price potential earnout cash payments equal to 25% of the gross profit of the Royal Robbins product lines for the 12-month periods ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved by the acquired business during these periods. The $4.5 million represents the $2.0 million paid on June 30, 2004 under the first earnout payment plus management’s current estimate of the potential second earnout cash payment we may be required to pay. The first earnout payment is presently being reviewed by the sellers in the Royal Robbins acquisition under the terms of the acquisition agreement and could change. Final payments may vary from these listed amounts.

      There were no material changes in our contractual obligations out of the ordinary course of business during the quarter ended March 27, 2004.

Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements other than operating leases. See “— Contractual Obligations” above. We do not believe that these operating leases are material to our current or future financial condition, results of operations, liquidity, capital resources or capital expenditures.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to interest rate changes primarily as a result of our line of credit and long-term debt, which we use to maintain liquidity and to fund capital expenditures and expansion. Our market risk exposure with respect to this debt is to changes in the “prime rate” in the U.S. and changes in LIBOR. Our revolving line of credit and our term loans provide for interest on outstanding borrowings at rates tied to the prime rate or, at our election, tied to LIBOR. At December 27, 2003 and May 28, 2004, we had $12.1 million and $10.9 million, respectively, in outstanding borrowings under our credit facility. A 1.0% increase in interest rates on our current borrowings would have had a $109,000 impact on income (loss) before income taxes on an annual basis. We do not enter into derivative or interest rate transactions for speculative purposes.

Critical Accounting Policies

      Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, including those related to bad debts, inventories, intangible assets, income taxes, and contingencies and litigation, on an ongoing basis. We base these estimates on historical experiences and on various assumptions that we believe are reasonable under the circumstances. These assumptions form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies and the related estimates and assumptions discussed below are among those most important to an understanding of our consolidated financial statements.

      Accounts receivable. We maintain allowances for doubtful accounts, discounts and claims resulting from the inability of customers to make required payments and any claims customers may have for merchandise. We initially record a provision for doubtful accounts based on historical experience of write-offs and then adjust this provision at the end of each reporting period based on a detailed assessment of our accounts receivable and allowance for doubtful accounts. In estimating the provision for doubtful accounts, our management considers the age of the accounts receivable, our historical write-offs, the credit-worthiness of the customer, the economic conditions of the customer’s industry, and general economic conditions, among other factors. Should any of these factors change, the estimates made by management will also change, which could impact the level of our future provision for doubtful accounts. Specifically, if the financial condition of our clients were to deteriorate, affecting their ability to make payments, additional provisions for doubtful accounts may be required. At December 27, 2003, our gross trade accounts receivable balance was $9.1 million and our allowance for doubtful accounts was $1.0 million. At March 27, 2004, our gross trade accounts receivable balance was $15.6 million and our allowance for doubtful accounts was $868,000.

      Inventory. We write down inventory for estimated obsolescence or unmarketable inventory in an amount equal to the differences between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. At December 27, 2003, inventories were $13.6 million and our inventory obsolescence reserve was $878,000. At March 27, 2004, our inventories were $12.4 million and our inventory obsolescence reserve was $440,000. Our use of different estimates and assumptions could produce different financial results. For example, if we had assumed a 10.0% reduction in our estimated selling prices, our inventory obsolescence reserve at December 27, 2003 would have increased by $110,000 to $988,000. Our inventory obsolescence at March 27, 2004, under the same assumption, would have increased by $57,000 to $496,000.

      Business Combinations. Acquisitions require significant estimates and judgments related to the fair value of assets acquired and liabilities assumed to which the transaction costs are allocated under the purchase method of accounting. Certain liabilities are subjective in nature. We reflect such liabilities based upon the most recent information available. The ultimate settlement of such liabilities may be for amounts that are different from the amounts initially recorded. A significant amount of judgment also is involved in determining the fair value of assets acquired. Different assumptions could yield materially different results.

      Goodwill and Intangible Assets. Certain of our identifiable intangible assets, including non-compete agreements and customer lists, are being amortized on the straight-line method over their estimated useful lives, which range from 2 to 13 years. Additionally, we have recorded goodwill and trademarks and trade names, all of which have indefinite useful lives and are therefore not amortized. All of our intangible assets and goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and goodwill and intangible assets with indefinite lives are reviewed for impairment at least annually. Among other considerations, we consider the following factors:

•	the assets’ ability to continue to generate income from operations and positive cash flow in future periods;

•	our future plans regarding utilization of the assets;

•	changes in legal ownership of rights to the assets; and

•	changes in consumer demand or acceptance of the related brand names, products or features associated with the assets.

If we consider the assets to be impaired, we recognize an impairment loss equal to the amount by which the carrying value of the assets exceeds the estimated fair value of the assets. In addition, as it relates to long-lived assets, we base the useful lives and related amortization or depreciation expenses on the estimate of the period that the assets will generate sales or otherwise be used by us. At December 27, 2003, we had goodwill and other intangible assets of $10.8 million. We determined that there was no impairment of goodwill to be recorded during the years ended December 27, 2003 or December 31, 2002.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”), issued Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our consolidated financial position or results from operations.

      Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. The adoption of this statement did not materially affect our consolidated financial position or results from operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 are applied in fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 on January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on our consolidated financial position or results from operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial position or results from operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on our consolidated financial position or results from operations. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002 and are included in the notes to our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, which was revised December 2003. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The interpretation generally applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after March 15, 2004. The application of this interpretation did not have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. The statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of this statement has not had a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The adoption of this statement has not materially affected our consolidated financial statements.

Results of Operations — Altama

      Altama has manufactured military footwear for the DoD for over 35 consecutive years. Altama also produces a commercial line of high-performance combat boots for civilian use which are marketed through domestic wholesale channels to serve various retailers such as Army/ Navy surplus stores, military catalogs and independent outdoor/sporting goods stores and to international wholesalers serving the military and other needs of foreign governments and foreign civilian markets. For Altama’s fiscal year ended September 27, 2003, Altama’s net sales were $31.6 million. Altama’s fiscal 2003 net sales consisted of 65% military sales and 35% commercial sales. Commercial sales in fiscal 2003 grew by 40% over fiscal 2002.

      In 2002, the U.S. Army announced that it would replace its all-leather combat boot, one of the three mil-spec boots supplied by Altama, with the infantry combat boot. Altama’s sales of the all-leather combat boot to the DoD were $8.1 million and $2.9 million, representing approximately 40% and 19% of Altama’s net sales from sales to the DoD for fiscal 2003 and for the six months ended April 3, 2004, respectively. To date, Altama has not been awarded a contract to produce the new infantry combat boot. Consequently, we anticipate that Altama’s net sales to the DoD will decline if it is not able to obtain awards of contracts for infantry combat boots or any other new models or increased percentages of awards for existing mil-spec boots it currently manufactures.

Altama — Selected Historical Consolidated Financial Data

      Altama’s historical consolidated statements of operations data for the fiscal years ended September 29, 2001, September 28, 2002 and September 27, 2003, and the historical consolidated balance sheet data as of September 28, 2002 and September 27, 2003, have been derived from Altama’s audited historical consolidated financial statements, which consolidated financial statements and independent auditors’ report are included elsewhere in this prospectus. The historical consolidated financial data as of and for the six months ended March 29, 2003 and April 3, 2004, have been derived from Altama’s unaudited consolidated financial statements included elsewhere in this prospectus. Altama’s historical balance sheet data as of September 29, 2001 have been derived from Altama’s audited historical consolidated financial statements that are not included in this prospectus. Altama’s audited and unaudited financial statements have been prepared by Altama’s management.

      Historical results are not necessarily indicative of future results. The following information should be read in conjunction with Altama’s consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

				For the
	For the Fiscal Years Ended			Six Months Ended

	Sept. 29,	Sept. 28,	Sept. 27,	March 29,	April 3,
	2001	2002	2003	2003	2004

	(In thousands, except share and
	per share data)
Consolidated Statements of Operations Data:
Net sales	$14,717	$21,862	$31,583	$13,224	$22,530
Cost of goods sold	12,239	17,285	23,832	10,264	16,104

Gross margin	2,478	4,577	7,751	2,960	6,426
Selling, general and administrative expenses	3,190	3,311	4,215	1,906	1,982

Operating income (loss)	(712)	1,266	3,536	1,054	4,444

Other expense (income)	1,170	161	(901)	(355)	(344)
Interest expense	140	133	135	65	73

(Loss) income before income taxes	(2,022)	972	4,302	1,344	4,715
Provision (benefit) for income taxes	(747)	304	1,529	484	341 (1)

Net (loss) income	$(1,275)	$668	$2,773	$860	$4,374

				For the
	For the Fiscal Years Ended			Six Months Ended

	Sept. 29,	Sept. 28,	Sept. 27,	March 29,	April 3,
	2001	2002	2003	2003	2004

	(In thousands)
Other Data:
Gross margin	16.8%	20.9%	24.5%	22.4%	28.5%
EBITDA(2)	$(1,640)	$1,340	$4,646	$1,496	$4,914
EBITDA as a percentage of total net sales	(11.1)%	6.1%	14.7%	11.3%	21.8%

	As of			As of

	Sept. 29,	Sept. 28,	Sept. 27,	March 29,	April 3,
	2001	2002	2003	2003	2004

	(In thousands)
Consolidated Balance Sheet Data:
Cash	$191	$265	$185	$90	$20

Investment securities	472	349	1,418	1,039	—
Working capital	1,756	2,782	4,816	3,947	5,346
Total assets	8,042	11,405	15,365	11,177	15,535
Total bank debt	1,922	3,359	3,799	2,845	3,552
Total stockholders’ equity	4,060	4,727	7,500	5,587	7,518

(1)	Effective October 1, 2003, Altama, with the consent of its sole shareholder, elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Altama continues to be subject to income tax in jurisdictions that do not recognize S corporation status. As a result, Altama has provided a tax provision for these jurisdictions. In addition, Altama is subject to federal income taxes on the disposal of assets with built-in gains as of the effective date of the S corporation election. The income tax provision for the six months ended April 3, 2004 includes an amount for estimated built-in gains taxes on assets disposed of during the period.

(2)	EBITDA refers to net income before provision for income taxes plus interest expense and depreciation and amortization expense less interest income. EBITDA should not be considered as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), and is not a measure of performance or financial condition under accounting principles generally accepted in the U.S. We believe that, in addition to net income or loss, EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate Altama’s ability to incur and service debt and to fund capital expenditures. We also believe that it is useful to provide greater comparability between periods as well as an indication of our results on an ongoing basis. The following table reconciles Altama’s net income to its EBITDA for each period presented:

				For the
	For the Fiscal Years Ended			Six Months Ended

	Sept. 29,	Sept. 28,	Sept. 27,	March 29,	April 3,
	2001	2002	2003	2003	2004

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net income (loss)	$(1,275)	$668	$2,773	$860	$4,374
Interest expense	140	133	135	65	73
Provision (benefit) for income taxes	(747)	305	1,529	484	341
Depreciation and amortization	242	234	209	87	126

EBITDA	$(1,640)	$1,340	$4,646	$1,496	$4,914

Six Months Ended April 3, 2004 Compared to Six Months Ended March 29, 2003

      Net Sales. Altama’s net sales for the six months ended April 3, 2004 were $22.5 million, a 70% increase from net sales of $13.2 million for the comparable period ended March 29, 2003. This growth in net sales was the result of increases in both DoD sales and commercial market sales. Increased DoD sales were the result of increased requirements for military boots by the DoD which we believe was primarily attributable to the U.S. military’s deployment of troops in Iraq and Afghanistan and the invocation of the surge option. In late March 2003, the DoD invoked its surge option under its 1997 contract with Altama. In addition, on October 1, 2003, the DoD invoked the surge option under its 2003 contract with Altama, which contract had been awarded in September 2003 after the 1997 contract had expired. We believe the DoD invoked the surge option in response to the need for desert boots used by U.S. armed forces personnel in Iraq. The surge option requires that Altama increase the number of pairs produced and accelerate the delivery time until discontinued. The DoD may discontinue the surge option at any time, which would, in turn, result in lower sales to the DoD. Commercial market sales expanded across the domestic and international wholesale channels, agencies and web retail due to the heightened need for security personnel around the world.

      Gross Margin. Altama’s gross margin was $6.4 million for the six months ended April 3, 2004 compared to $3.0 million for the six months ended March 29, 2003. Gross margin percentage increased to 29% for the six months ended April 3, 2004 from 22% for the six months ended March 29, 2003. Although Altama’s gross margins for DoD sales during the first six months of fiscal 2004 declined as a result of lower prices under its current DoD contract, this decline was more than offset by increased commercial market sales, which are foreign sourced and carry a higher gross margin.

      Selling, General and Administrative Expenses. Altama’s SG&A expenses were $2.0 million for the six months ended April 3, 2004 compared to $1.9 million for the six months ended March 29, 2003. As a percentage of net sales, these expenses declined from 14% to 9% in the respective periods reflecting Altama’s efficient utilization of sales personnel and tighter expense controls.

      Provision (Benefit) for Income Taxes. Effective October 1, 2003, Altama, with the consent of its sole shareholder, elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Altama continues to be subject to income tax in jurisdictions which do not recognize the S corporation status. As a result, Altama has provided a tax provision for these jurisdictions. In addition, Altama is subject to federal income taxes on the disposal of assets with built-in gains as of the effective date of the S corporation election. The income tax provision for the six months ended April 3, 2004 includes an amount for estimated built-in gains taxes on assets disposed of during the period. This S corporation status will terminate upon consummation of the acquisition, when Altama would become part of our consolidated tax reporting group. Therefore, the income tax provision for Altama and its sole shareholder for the six months ended April 3, 2004, is not necessarily indicative of what Altama’s income tax provision would be as a part of our consolidated tax reporting group. For the six months ended March 29, 2003, Altama’s provision for income taxes of $484,000 is based on an annual effective rate of 36%.

      Net Income. Altama’s net income was $4.4 million for the six month period ended April 3, 2004 compared to $860,000 for the prior year period, a 409% increase. This increase was primarily attributable to increased sales volume.

Fiscal 2003 Compared to Fiscal 2002

      Net Sales. Altama’s net sales for fiscal 2003 were $31.6 million, a 44% increase from net sales of $21.9 million for fiscal 2002. The growth in net sales resulted from increased requirements for military boots by the DoD which we believe was primarily attributable to U.S. military operations in Afghanistan and Iraq. In late March 2003, the DSCP invoked its surge option under its 1997 contract with Altama. The DSCP invoked this option in response to the need for desert boots used by U.S. Armed Forces personnel in Iraq. The surge option required Altama to significantly increase its quantity and rate of boot production.

      In addition, Altama’s commercial market sales increased across the domestic and international wholesale channels, law enforcement agencies and web retail due to added customer demand, increased pricing and expansion of customers.

      Gross Margin. Altama’s gross margin was $7.8 million for fiscal 2003 compared to $4.6 million for fiscal 2002. Altama achieved greater gross margin in fiscal 2003 as a result of increased net sales. Gross margin percentage improved to 25% in fiscal 2003 from 21% in fiscal 2002, primarily as a result of continued growth in the commercial market where margins are typically approximately 15% higher than for DoD contract sales.

      Selling, General and Administrative Expenses. Altama’s SG&A expenses for fiscal 2003 were $4.2 million compared to $3.3 million for fiscal 2002, reflecting an increase in compensation to Altama’s sole shareholder and additional commissions paid to Altama’s direct sales force. However, SG&A expenses decreased as a percentage of net sales from 15% in fiscal 2002 to 13% in fiscal 2003, reflecting efforts to control internal expenses. Altama’s SG&A expenses for fiscal 2003 included $2.1 million in compensation expenses, $733,000 in employee-related expenses and $398,000 in marketing expenses.

      Other Income (Expense). Altama’s other income represented unrealized gains on investment securities held and mark to market gains realized on the sale of marketable securities during fiscal 2003, which were partially offset by interest expense on borrowings incurred by Altama for working capital purposes. These investment securities were distributed to Altama’s sole shareholder following its fiscal year end and we do not plan to acquire these as part of the proposed transaction.

      Provision (Benefit) for Income Taxes. Altama’s provision for income taxes for fiscal 2003 was $1.5 million compared to $305,000 for fiscal 2002. Altama’s effective tax rate was 36% for fiscal 2003 compared to 31% for fiscal 2002. The lower effective tax rate during fiscal 2002 was due to a reduction in the deferred tax assets valuation allowance totaling $120,000 as a result of the utilization of net operating loss carryforwards used during fiscal 2002.

      Net Income. Altama’s net income was $2.8 million for fiscal 2003 compared to $668,000 for fiscal 2002, a 315% increase. This increase was primarily attributable to increased sales volume.

BUSINESS

General

      We are a men’s and women’s footwear and apparel company. We design, develop and market dress and casual footwear and apparel with an emphasis on traditional style, quality and fit. We target the moderate to premium-priced categories of the footwear and apparel markets in order to pursue our strategy of maintaining strong gross margins. Our current brands include Trotters, SoftWalk, H.S. Trask, Strol and Royal Robbins. We also design and market a line of men’s casual footwear through a licensing agreement with Ducks Unlimited, Inc., the world’s largest wetlands and waterfowl conservation organization.

      In fiscal 1999, in line with industry trends, we made a corporate decision to outsource entirely the production of our footwear products. We decided to shut down our domestic production facilities and utilize manufacturing operations offshore. Our foreign footwear manufacturing partners are primarily located in Brazil and our apparel products are primarily sourced from Asia and South America. We believe this decision allowed us to remain cost competitive while maintaining the high quality of our products.

      We sell over 80 different styles of footwear and over 250 different styles of apparel products. By emphasizing traditional style, quality and fit, we believe we can better maintain a loyal consumer following that is less susceptible to fluctuations due to changing fashions and changes in consumer preferences. Our design and product development teams seek to create and introduce new products and styles that complement our core products, are consistent with our brand images and meet our high standards.

      We intend to continue to pursue acquisitions of sustainable niche brands in the footwear and apparel industry that we believe could complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. Although we are actively seeking acquisitions that will expand our existing brands, as of the date of this prospectus we have no agreements with respect to any such acquisitions, other than the pending Altama acquisition, and there can be no assurance that we will be able to identify and acquire such businesses or obtain necessary financing on favorable terms.

History

      We have been engaged in the manufacture or importation and sale of quality footwear since 1882. Prior to 1996, we were predominantly a manufacturer and seller of women’s slippers based in Dolgeville, New York. In 1996, James Riedman and Riedman Corporation acquired a 35% ownership position in our common stock, and Mr. Riedman became our Chairman and Chief Executive Officer. Under Mr. Riedman’s leadership, we began to streamline our operations and focus on our core competencies of brand specific sales, design and customer service support. We developed a strategy to enhance profitability and growth through recruiting strong management, reducing costs and overhead and acquiring complementary brands. As part of this strategy, in 1998, we hired Greg Tunney as President and Chief Operating Officer. Mr. Tunney had extensive experience in the footwear industry. In June 1999, we completed the transition to outsourcing the entire production of our footwear operations to foreign sources and discontinued our domestic manufacturing operations.

      Also, as part of our transformation, we entered into other areas of the footwear business. In early fiscal 2000, we entered the men’s slipper business with the acquisition of brands from the L.B. Evans Company. Also in early fiscal 2000, we entered the women’s footwear market by acquiring the Penobscot Shoe Company and its Trotters brand of traditional footwear. Later that year we also introduced our new SoftWalk brand of women’s comfort footwear. We also moved our headquarters and distribution operations to the Penobscot facilities in Old Town, Maine.

      In fiscal 2001, in the course of consolidating these new elements of our footwear business, we elected to focus our efforts on the two product lines that were experiencing growth, namely the Trotters and SoftWalk brands. As a result, in December 2001 we sold the men’s and women’s slipper business, which included the trademarks “Daniel Green,” “L.B. Evans” and “Woolrich” and the inventory related thereto.

      During the second quarter of fiscal 2003, we relocated our corporate offices from Old Town, Maine to Carlsbad, California. We believe this relocation assists us in attracting and retaining key personnel and provides us with greater access to our major customers and markets.

      On August 7, 2003, we entered the men’s dress and casual footwear business through our acquisition of the H.S. Trask brand and its license rights to the Ducks Unlimited footwear brands. This product line is based on a “romantic western” image. The H.S. Trask styles emphasize bison, longhorn and elk leather materials and rugged construction. We believe this brand fit our acquisition criteria due to its strongly developed niche, its potential for consistent cash flow, its potential for growth and its reasonable purchase price.

      On October 31, 2003, we entered the apparel business through our acquisition of the Royal Robbins apparel brand. The Royal Robbins brand consists of an authentic outdoor and travel clothing line for men and women emphasizing comfort, rugged style, and specialty fabrics. This product line includes over 250 styles of women’s and men’s outdoor sportswear and travel apparel. We believe this brand also fit our acquisition criteria due to its strongly developed niche, its potential for growth and its reasonable purchase price.

      On June 15, 2004, we hired Richard E. White as our Chief Executive Officer. Prior to joining us, and since 2002, Mr. White was a consultant to trade associations. From 1999 to 2002, he was President and Chief Executive Officer of Reed Exhibitions North America, the largest business-to-business event organizing company in North America. From 1997 to 1999 he was General Manager, Subsidiary Brands, of three of Nike Inc.’s four subsidiary companies, including Cole Haan and Bauer Nike Hockey. Mr. White also was employed for fifteen years by Major League Baseball Properties, Inc. and served as President and Chief Executive Officer for seven of those years James Riedman, who previously served as both our Chairman and Chief Executive Officer, will remain our Chairman of the Board.

      On June 15, 2004, we entered into an agreement to acquire Altama Delta Corporation. Altama is a provider of combat and uniform boots to the military and commercial markets under its Altama brand. We plan to use the net proceeds from this offering to complete the acquisition concurrently with the completion of this offering.

Business Strategy

      Our operations are based on a decentralized, brand focused strategy. Each brand manager is responsible for the product development, marketing, sales growth and profitability of his or her brand. Our approach enables us to address individual production and marketing requirements of our brands and respond to changing market dynamics in a timely manner. At the same time, our corporate infrastructure allows us to achieve economies of scale through shared warehousing, finance functions and information systems in the operations of each of our brands. Our focus is on extending existing brands through our investment in design and product development. We also seek to expand our brand portfolio through creation of additional brands, licensing and acquisitions.

      We have developed core strengths that we believe have been significant contributors to our growth to date and will help support future growth. These strengths include:

      Portfolio of Current Brands. Through product design, innovation, quality and fit, our brands have built a high degree of consumer and retailer loyalty. We believe our portfolio approach reduces business risk by creating greater diversity and consistency to our revenue and cash flow. We believe this portfolio of brands also provides us with access to a broader array of retailers than could be achieved by any of our brands on a standalone basis. We continue to seek brand acquisition opportunities that complement our existing brands and meet minimum operational, growth and cash flow investment criteria.

      Manufacturing Relationships. We believe that one of the key factors in our recent growth has been our strong relationships with overseas manufacturers that are capable of meeting our requirements for quality and price in a timely fashion. We source our footwear products primarily from Brazil, and our apparel products primarily from Asia and South America.

      Emphasis on Moderate-to-Premium-Priced Categories of the Footwear and Apparel Markets. Our portfolio of current brands is sold through independent retailers, specialty retailers and better department stores. This distribution strategy distinguishes us from footwear and apparel companies that supply the discount or mass merchant channel. We believe our emphasis on providing high-quality premium products allows us to maintain stronger gross profit margins.

      Pre-Season Sales Approach. We attempt to reduce the inventory risk resulting from changing trends and product acceptance by obtaining orders for at least 50% of our products before each season. We believe that this approach mitigates the risks of carrying obsolete inventory and poor retail sell-through.

      Customer Relationships. We support our footwear retailers and, to a lesser extent, our apparel retailers, by maintaining a limited in-stock inventory position for selected styles, which minimizes the time necessary to fill “in season” customers orders. In addition, we provide our wholesale customers with brand specific sales forces, EDI capability, co-op advertising, point-of-sale displays and assistance in evaluating which products are likely to appeal to their retail customer base.

      Seasoned Management Team. We believe our management team, members of which possess on average 20 years of footwear and apparel experience in the areas of design, product development, sourcing and distribution, represents a significant competitive advantage. We also believe that the strength of our management team, our portfolio of brands and our focused business strategy improve our ability to attract and retain key industry personnel.

Growth Strategies

      Our growth will depend upon our broadening of the products offered under each brand, expanding distribution of our products and developing or acquiring new brands. Specifically, our growth strategies include:

      Growth of Existing Brands. We seek to increase sales of products under each of our existing brands by increasing the assortment of products and through brand extensions, such as our newly introduced H.S. Trask women’s product line. We believe that certain areas of our brands are underdeveloped and will benefit from broader product assortment and additional investment in the brands such as further developing the Fall product offerings for Royal Robbins. We also seek to further expand our existing retail opportunities in current channels, such as our recent introduction of the Royal Robbins women’s line into Dillard’s department stores.

      Growth with New Brands. We believe that creating or licensing additional brands from third parties will enable us to increase our sales volumes and satisfy the needs of a wider range of customers. We believe we are well-positioned to continue pursuing this strategy due to the strength of our operating cash flow and management team and our brand development track record. As an example, the new Strol brand of men’s comfort style footwear was developed utilizing the patented footbed technology used in our women’s SoftWalk brand.

      Growth Through Acquisitions of Footwear and Apparel Companies. We continue to seek acquisition opportunities that we believe complement our existing brands. We seek companies or product lines that we believe have consistent historical cash flow and brand growth potential and can be purchased at a reasonable price. We believe that brand acquisition opportunities currently exist in the footwear and apparel market place that would allow us to expand our product offerings and improve our market segment participation. We may also acquire businesses that we feel could provide us with important relationships or otherwise offer us growth opportunities.

      Expand Our Internet and Catalog Operations. We currently sell our products through direct consumer catalog solicitation and our own Internet web sites. Although these sales comprise only a small portion of our net sales, we intend to expand these sales to take advantage of their low overhead opportunity for growth. Our catalog and Internet sales also provide opportunities to renew contact with existing consumers of our products, and to acquaint them with our new styles and brands, which enhance our growth.

Recent Acquisitions

      During fiscal 2003, we completed two acquisitions of niche brands that we believed had sustainable cash flows. On August 7, 2003, we acquired the H.S. Trask footwear brand and rights to the Ducks Unlimited footwear brand through the purchase of all the outstanding shares of H.S. Trask & Co., a Bozeman, Montana based men’s footwear company, for an aggregate purchase price of $6.4 million, consisting of $2.9 million in cash, 699,980 shares of common stock valued at $3.2 million and $300,000 in acquisition related expenses.

      On October 31, 2003, we acquired the Royal Robbins apparel brand through the purchase of all the outstanding shares of Royal Robbins, Inc., a Modesto, California based apparel company, for an aggregate purchase price of $6.8 million, consisting of $6.0 million in cash, 71,889 shares of common stock valued at $500,000 and $300,000 in acquisition-related expenses, plus potential contingent earn-out cash payments. The potential contingent earn-out payments equal 25% of the Royal Robbins product line’s gross profit over the 12-month periods ended May 31, 2004 and 2005, respectively, so long as a minimum gross profit (as adjusted pursuant to the terms of the purchase agreement) is achieved. On June 30, 2004 we made the first earnout payment of $2.0 million, which payment is presently being reviewed by the sellers in the Royal Robbins acquisition under the terms of the agreement and could change. The second earnout payment threshold requires that Royal Robbins have gross profits of at least $8.6 million for the 12-month period ending May 31, 2005.

      With these acquisitions, we added to our portfolio of brands and diversified our product offerings, added significant revenues, and diversified and added to our manufacturer and customer base. We intend to continue to pursue acquisitions of sustainable niche brands in the footwear and apparel industry that we believe could complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. Although we are actively seeking acquisitions that will expand our existing brands, as of the date of this prospectus we have no agreements to consummate an acquisition, other than the pending Altama acquisition, and there can be no assurance that we will be able to identify and acquire such businesses or obtain necessary financing on favorable terms.

Pending Acquisition

      On June 15, 2004 we signed a stock purchase agreement with Altama Delta Corporation and its sole shareholder, W. Whitlow Wyatt. Pursuant to this agreement, we will acquire all of Altama’s outstanding capital stock in exchange for $36.5 million in cash and shares of our common stock valued at $2.5 million, plus a contingent earnout payment of $2.0 million. In addition, we will pay $2.0 million to Mr. Wyatt over a five-year period in consideration of his agreement not to compete with us during this period, and enter into a two-year consulting agreement with him for a $100,000 per year consulting fee. The closing of the offering is contingent upon the concurrent consummation of the Altama acquisition.

      The acquisition would add a new brand to our portfolio, Altama, and its lines of combat and uniform boots. Altama is a leading manufacturer, designer, marketer and distributor of mil-spec and commercial combat and uniform boots. Altama is one of four primary mil-spec footwear contractors for the DoD, stemming from a manufacturing relationship with the DoD that began in 1969. Since that time, Altama has continued to expand in an effort to meet the increasing needs of the DoD while also developing its commercial business. See “— Altama’s Business,” below.

Product Lines

      Our current product lines consist of women’s dress and casual footwear sold under the Trotters and SoftWalk brand names, men’s dress and casual footwear sold under the Strol, H.S. Trask and Ducks Unlimited brand names, and outdoor sportswear and travel apparel for both men and women sold under the Royal Robbins brand name. Our products emphasize quality, fit and traditional and authentic styles. Our products emphasize the moderate-to-premium-priced categories of the footwear and apparel markets. Many of our products include our patented footbed technology and others’ patented materials, including performance fabrics made with Gore Tex®, Lycra Spandex®, Cordura® nylon and Dri-X-TremeTM wicking finish and Vibram® soles. The following table summarizes our product lines:

Suggested
Product Line	Brands	Target Market	Retail Price

Women’s Dress and Casual Footwear	Trotters, SoftWalk, H.S. Trask	Female Consumer — Ages 35-60. Medium income, prefers quality and value over price. Comfort and fit are of key importance.	$59-$139
Men’s Dress and Casual Footwear	H.S. Trask, Ducks Unlimited, Strol	Male Consumer — Ages 40-60. Medium income, professional, wants and demands the highest quality in products purchased.	$69-$199
Outdoor Sportswear and Travel Apparel	Royal Robbins	Male and Female Consumer — Ages 25-55. Outdoor and travel enthusiast, looks for performance features in their casual and outdoor apparel.	$39-$120

      Women’s Dress and Casual Footwear. Women’s dress and casual footwear is our largest product line. Our women’s dress and casual footwear consists of the Trotters and SoftWalk brands and the newly-introduced H.S. Trask women’s brand.

      The Trotters brand primarily competes in the “women’s traditional” footwear classification at key price points between $59 and $99. The broad selection of sizes and widths for our Trotters brand fills an important niche for our female customers. This line emphasizes quality and fit with continuity of style from season to season.

      SoftWalk competes in the women’s “comfort” footwear niche. Key price points are between $89 and $129. All of our SoftWalk products utilize our patented footbed technology, which provides the consumer with exceptional comfort without compromising style. This product line has exhibited strong growth since its launch in fiscal 2000. We believe SoftWalk’s popularity is attributable to its unique combination of comfort and contemporary styling which fills a niche of comfort footwear for our retail customer base.

      Our H.S. Trask women’s line is a brand extension of our H.S. Trask brand, which historically addressed the men’s footwear market, and is positioned in the “premium” footwear classification. Key price points are between $99 and $139. Key classifications include driving moccasins, casual, tailored and slippers.

      Men’s Dress and Casual Footwear. Our primary men’s footwear brand, H.S. Trask, is based on a “romantic western” image. Our H.S. Trask styles emphasize bison, longhorn and elk leather materials and rugged construction. Our special tanning techniques and the combination of softness and durability found in these leathers enable us to ensure high standards of quality and comfort. Key price points are between $99 and $199. We believe this brand has significant growth potential due to its strong brand image. This growth could result from brand extensions such as the H.S. Trask women’s line, introduction of apparel, luggage and other accessories, as well as from a broader product assortment in the traditional men’s target market.

      We are developing the Ducks Unlimited active outdoor footwear line through an exclusive licensing agreement with Ducks Unlimited, Inc., the world’s largest wetlands and waterfowl conservation organization. Key price points for the Ducks Unlimited brand are between $69 and $99. Currently, sales of this brand represent a relatively small percentage of our total net sales.

      We are currently in the process of launching our newly developed Strol brand. Strol is intended to be a premium tailored and casual men’s line with contemporary styling based upon our patented footbed technology used in our SoftWalk product line. Key price points for the Strol brand are between $89 and $129.

      Outdoor Sportswear and Travel Apparel. Our Royal Robbins brand product line includes over 250 styles of women’s and men’s outdoor sportswear and travel apparel emphasizing comfort, rugged style, and specialty fabrics. Key price points are between $39 and $120.

      This brand was originally created by Royal Robbins, an internationally acclaimed climber and traveler who, with his wife, founded their outdoor clothing company over 30 years ago to meet the specialty clothing needs of outdoor enthusiasts.

      The Royal Robbins brand has strong customer loyalty and is recognized as a core or authentic brand within its retail channel. In fiscal 2003, Royal Robbins was nominated to compete in the “Vendor of the Year” competition by its largest customer, REI. This honor was bestowed on only 10 out of a total of 800 vendors. We believe that this strong brand heritage provides us with several promising growth opportunities, including:

•	increasing sales within the men’s product offering (currently women’s products account for approximately 60% of the brand’s offerings);

•	increasing the sales of the brand’s Fall offering (currently the Fall season accounts for approximately 33% of the brands sales);

•	introducing a line of Royal Robbins footwear; and

•	broadening our distribution channel for this product line, such as the recent introduction of the Royal Robbins women’s line into Dillard’s department stores.

Product Design and Development

      We employ separate design and development teams for each of our product lines. Our management believes this approach results in a more responsive design and product development process, which reduces new product introduction lead times. Our sales management and marketing departments also actively participate in the design and product development process by collaborating on opportunities related to new styles, patterns, design improvements and the incorporation of new materials.

      We have also developed a patented technology utilized in our SoftWalk and Strol brands. We believe this technology enhances our competitive position. The patented technology claims an insole construction for footwear comprising an intermediate member having raised cushioning elements of a height, size and spacing so as to be self-adjusting to the foot. These elements combine to create a shoe with comfort and support that acts like a mattress for the foot.

      We incurred design and product development costs of approximately $333,000 in the first three months of fiscal 2004, $556,000 in fiscal 2003, $315,000 in fiscal 2002 and $229,000 in fiscal 2001.

Sales and Distribution

      Our footwear products are primarily sold to retailers and catalog companies through our own employee sales force that covers much of the U.S. The Trotters and SoftWalk brands are sold primarily through independent retailers and department stores. Our H.S. Trask line is sold predominantly through independent retailers and catalog sales. We also sell footwear products in Canada and the Caribbean through independent distributors.

      Our apparel products are sold in the U.S. primarily through specialty retailers utilizing an independent sales force and two retail stores. We also plan to distribute our apparel products through department stores and have recently begun selling our women’s line of Royal Robbins through Dillard’s department stores. In Canada, the United Kingdom, Japan and Germany, our apparel products are sold under licensing agreements with third parties.

      Approximately 6,000 stores in the U.S. carry our products, including many major department stores, mail order companies, and specialty footwear and apparel retailers. Ten major customers represented approximately 39% of our net sales in fiscal 2003. Most of these same customers represented approximately 34% of our net sales in fiscal 2002 and 38% of our net sales in fiscal 2001. Sales to Dillard’s department stores represented 11%, 12% and 11% of our net sales in fiscal 2003, 2002 and 2001, respectively, and no other customer exceeded 10% of our net sales during those fiscal years. We sell private label products to a small number of customers in amounts that represent an insignificant portion of our total net sales. See “Risk Factors — A large portion of our sales are to a relatively small group of customers with whom we do not have long-term purchase orders, therefore, the loss of any one or more of these customers could adversely affect our business.”

Consumer Direct

      We offer direct sales to consumers through our own www.SoftWalkshoes.com, www.trotters.com, www.hstrask.com and www.royalrobbins.com web sites. We also distribute print catalogs for H.S. Trask, Trotters and SoftWalk. During fiscal 2003, catalog sales represented approximately 30% of net sales of H.S. Trask. During fiscal 2004, we began to offer catalog sales for our Trotters and SoftWalk brands.

      We believe our catalogs and e-commerce web sites offer a significant growth potential while simultaneously complementing our existing wholesale business by increasing consumer awareness of our brands. Sales through our Internet web sites and print catalogs represented approximately 4% of our net sales for fiscal 2003. The products marketed through consumer direct channels are sold at our suggested retail price, enabling us to maintain the full retail margins.

Marketing and Advertising

      We advertise and promote our various brands through a variety of methods, including product packaging, print advertising in trade publications, co-op advertising with our retail customers, and direct consumer marketing. Additionally, we attend tradeshows that are generally well-attended by our retail customers and provide a platform for the unveiling of new products and an important source of pre-season sales orders. We avoid granting restricted or exclusive product sale arrangements because we believe that a profitable distribution of our product lines requires the greatest number of outlets.

Manufacturing and Sourcing

      We source our products entirely through independent foreign third-party manufacturing facilities. We provide the independent manufacturers with detailed specifications and quality control standards. We source our current footwear products primarily from Brazil and, to a lesser extent, China, and source our apparel products through Asia and South America. We maintain a staff in Brazil to monitor the production process to ensure high quality standards and timely delivery. We also engage foreign agencies to assist in product fulfillment, quality control and inspection, customs and product delivery logistics. We do not maintain long-term purchase commitments with our manufacturers, but rather use individual purchase orders. We use multiple sources for our foreign sourced products in an effort to reduce the risk of reliance on any one manufacturing facility or company. We believe that the various raw materials and components used in the manufacture of our products are generally available from multiple sources at competitive prices. See “Risk Factors — Our reliance on independent manufacturers, with whom we do not have long-term written agreements, could cause delay and damage customer relationships.”

Seasonality and Weather

      Our product lines are sold during two distinct selling seasons, Spring/ Summer and Fall/ Winter. We attempt to design and develop our new product introductions to coincide with this seasonal trend. Trotters and SoftWalk sales are approximately evenly split between these two seasons, while Royal Robbins products are purchased and used predominantly during the Spring and Summer months. Conversely, our H.S. Trask and Ducks Unlimited men’s dress and casual footwear lines are purchased and used by consumers predominantly in the Fall and Winter months.

Backlog

      We typically enter a selling season four to six months in advance of the orders being shipped. For our footwear business, approximately 50% of our sales are based on orders placed in advance of the selling season and the remaining sales are on an at once basis during the selling season. For our apparel products, our preorder business represents approximately 80% to 85% of our total sales, with the remaining sales being made on an at once basis during the selling season. We have backlog orders for our Spring business in December of the preceding year and for our Fall business in June of the same year. We had firm backlog orders as of March 27, 2004 of approximately $20.2 million, compared with approximately $9.6 million as of March 29, 2003. The increase is due to the acquisition of the Royal Robbins and H.S. Trask brands in fiscal 2003. We anticipate the majority of our backlog orders as of March 27, 2004 will be filled during fiscal 2004.

Employees

      We enjoy a good relationship with our employees who numbered approximately 144 as of May 28, 2004, most of whom are full-time. The majority of our employees are employed in our Old Town, Maine and Modesto, California distribution facilities. Our executive and administrative office, which was relocated to Carlsbad, California in April 2003, employed approximately 30 individuals as of May 28, 2004. As of May 28, 2004, we also employed 25 outside sales staff who reside in various states throughout the U.S. No employee is represented by a labor union, and we have never suffered an interruption of business caused by labor disputes.

Trademarks and Patents

      We regard our proprietary rights as valuable assets and as important to our competitive advantage. Our trademarks include Trotters, SoftWalk, H.S. Trask, and Royal Robbins, which we have registered in the U.S. and many foreign countries. We also have rights to use the Ducks Unlimited and Audubon trademarks. In addition, we have applied for trademark registration of the Strol logo in the U.S., Canada and Israel.

      Our SoftWalk and Strol brands contain a patented technology in the footbed of the shoe, for which we own a patent in the U.S. We vigorously protect our intellectual property against infringement. We cannot be sure, however, that our activities do not, and will not, infringe on the proprietary rights of others. See “Risk Factors — Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement.”

Competition

      We face intense competition in the footwear and apparel industry from other companies. We compete with numerous domestic and foreign footwear and apparel designers and marketers.

      Our Trotters footwear line primarily competes with the Naturalizer®, EasySpirit®, Munro America® and Ros Hommerson® brands, as well as with retailers’ private label footwear. Our SoftWalk footwear line primarily competes with the EasySpirit® and ECCO® brands. Our H.S. Trask footwear line primarily competes with the Cole-Haan®, ECCO® and Mephisto® brands. Our Royal Robbins apparel lines compete primarily with Patagonia®, The North Face® and Columbia Sportswear Company®.

      Many of our competitors have greater financial, distribution or marketing resources than we do, as well as greater brand recognition. Our ability to compete successfully depends on our ability to:

•	anticipate and respond to changing consumer demands in a timely manner;

•	maintain brand reputation and authenticity;

•	develop high quality products that appeal to consumers;

•	appropriately price our products;

•	provide strong and effective marketing support for our products;

•	ensure product availability; and

•	maintain and effectively access our distribution channels.

      We believe we are well positioned to compete in the footwear and apparel industry. By emphasizing traditional style, quality and fit, we believe we can maintain a loyal consumer following that is less susceptible to fluctuations due to changing fashions and changes in consumer preferences.

Facilities

      We occupy offices and facilities in various locations in California and Maine. The following table summarizes our properties:

			Approximate
Facility/Location	Own/Lease	Description	Square Footage

Corporate Headquarters Carlsbad, California	Lease	Office Space	14,000
Distribution Center Old Town, Maine	Own	Warehouse	75,000
Distribution Center Modesto, California	Lease	Office/Warehouse	20,000
Berkeley, California	Lease	Retail	2,400
Modesto, California	Lease	Retail	4,500
Dolgeville, New York	Own	Vacant Land	30 acres

      We have no manufacturing facilities because all of our products are currently manufactured by independent manufacturers. We believe that our existing office, warehouse and retail space is adequate to meet our current and foreseeable future requirements, excluding requirements relating to the pending Altama acquisition, which are discussed below under “— Altama’s Business — Facilities.”

Legal Proceedings

      From time to time we are involved with legal proceedings, claims and litigation arising in the ordinary course of business. As of the date of this prospectus, we are not a party to any pending material legal proceedings.

Altama’s Business

      Altama, headquartered in Atlanta, Georgia, designs, manufacturers, markets and distributes mil-spec, and commercial combat and uniform boots under its Altama brand. Altama markets a total of 20 boot models to the military and commercial markets. Altama maintains a 35-year relationship as a prime contractor for the supply of mil-spec combat footwear to the DoD, which serves all four major branches of the U.S. military. In addition, Altama also sells its branded boot line into the commercial marketplace. Altama sells its commercial boots through numerous wholesalers and retailers in over 70 countries, directly to U.S. federal, state and local agencies and directly through its web site.

      History. Altama Delta Corporation was incorporated in 1969 and was initially a manufacturer of children’s shoes but was shortly thereafter converted to a military boot manufacturing facility to produce combat boots for the U.S. military during the Vietnam War. Altama has manufactured military footwear for the DoD for 35 consecutive years.

      In 1991, Altama introduced its first commercial line of high performance combat boots for civilian use. These boots combine the design features of Altama’s mil-spec products with added comfort and durability using knowledge gained from 35 years of manufacturing combat boots.

      Business and Growth Strategy. Altama’s goal has been to be a leading branded supplier of high-quality mil-spec combat footwear and commercial military and uniform boots. Altama has sought to fulfill this goal through a strategy of offering superior customer service and focusing on a limited number of products in an effort to manage inventories optimally. We plan to continue this strategy and integrate these products into our portfolio of sustainable niche brands. Specifically, we plan to employ the following growth strategies:

•	Expand Existing Sales to DoD — We intend to pursue additional sales to the DoD through continued participation in the surge component of the existing contract with the DoD. In addition, we believe that the DoD currently anticipates contracting for certain waterproof boots as well as hot weather jungle boots. Altama is currently developing new products in order to compete for these new contracts.

•	Expand Sales to the Broader Security Market — We believe that the broader security market will continue to grow. This market could include sales to organizations such as police forces, fire departments, the U.S. Immigration and Naturalization Service, the U.S. Coast Guard and private security services. Altama currently sells a portion of its products to this market and we believe the Altama brand can be further developed within this market.

      Product Lines. Altama’s product offering consists of five distinct product lines: mil-spec combat boots, commercial combat boots, infantry combat boots, tactical boots and safety and work boots. Altama’s products generally are not sensitive to fashion or design risk, which is consistent with our business strategy.

      Mil-Spec Combat Boots. The full mil-spec, heavy-gauged leather, vulcanized rubber-soled combat boots are designed to withstand the most severe battlefield conditions. Altama is currently under a one-year prime contract expiring September 30, 2004 (with two successive option years) to manufacture the tan desert boot, all-leather combat boot and black jungle boot for the DoD. These boots are used primarily by the U.S. Army and the U.S. Marines. Altama’s mil-spec boots sold to the DoD are priced under the current DoD contract within a range of $60.00 to $65.00 per pair, subject to adjustment under the terms of the contract. Altama is currently developing new products designed for anticipated solicitations from the DoD. These new products include waterproof boots, as well as a hot weather jungle boot.

      Commercial Combat Boots. In 1991, Altama developed a commercial line of high performance, affordable combat boots for civilian use in an attempt to leverage its mil-spec heritage. Altama’s civilian boots combine the design features of its mil-spec boots with added comfort and durability. The prices for Altama’s commercial boots generally range from $45.00 at wholesale to $115.00 at web retail.

      Altama’s other commercial product lines are infantry combat boots, tactical boots and safety and work boots. We plan to continue Altama’s growth strategy with respect to these product lines to further expand these parts of Altama’s business.

      Product Design and Development. Altama manufactures its mil-spec boots to meet the rigorous design specifications and quality and administrative requirements included in the DoD contracts. Altama has manufactured military footwear this way for the DoD for 35 consecutive years.

      In order to manufacture these boots to military specifications, Altama leases molds meeting the design specifications of the DoD from Ro-Search, Inc. Altama has licensed this technology from Ro-Search since Altama’s inception in 1969. Ro-Search is a wholly-owned subsidiary of Wellco Enterprises, Inc., a direct competitor of Altama and one of the other licensees of the Ro-Search technology. Ro-Search maintains an inventory of molds that meet the DoD requirements for full and half-size DoD boots and licenses them to four mil-spec manufacturers, including Altama. Altama has obtained an extension to the current license agreement with Ro-Search through 2006.

      We anticipate that the DoD will continue to solicit bids for waterproof infantry combat boots. We plan to compete for these contracts. In order to qualify to use the necessary waterproofing technology, Altama’s manufacturing process must be certified by W. L. Gore & Associates, Inc., owner of the Gore-Tex technology, or another waterproof technology supplier qualified by the DoD. Altama is currently working toward obtaining the necessary certification.

      Altama has attempted to leverage its mil-spec boot manufacturing experience in its design of its commercial boots by adding comfort and durability to the mil-spec features. In particular, Altama recently introduced two models of the infantry combat boot by altering the design of the DoD’s mil-spec boot. Its commercial combat boots are not guaranteed for battlefield conditions, but look substantially similar to the mil-spec combat boots and are used by military personnel for garrison duty, office and police patrol, guard or parade duty and in other non-combat environments. Altama offers a tactical model that is made with a leather and fabric upper on a bottom that functions in a manner similar to a running shoe. The tactical boots are targeted towards the public safety market as a police/security duty boot. Altama also manufactures and designs safety and work boots to meet applicable safety requirements targeted broadly towards individuals working in industrial, construction, corrections, warehousing and distribution, packaging and delivery, and private safety workplaces.

      Sales and Distribution. Altama’s products are sold into the DoD and commercial market channels. The DoD continues to be Altama’s largest and most important customer. During fiscal 2003, approximately 65% of Altama’s net sales were from sales to the U.S. military. Altama’s DoD contracts are handled by DSCP.

      Government Sales. Whenever the DoD determines a need for combat boots for use by the U.S. armed forces, the DSCP solicits bid responses from U.S. boot manufacturers. Bidding on U.S. government boot solicitations is open to any qualified U.S. manufacturer. The U.S. government usually evaluates bids received on solicitations for boots using their “best value” system, under which bidders offering the best value to the government are awarded the contract, or in the case of multiple contract awards, a greater portion of total boots contracted. Best value usually involves an evaluation of performance considerations, such as quality and delivery, with the bid prices being equally important. As bidders become more equal in performance considerations, price becomes more important. In addition to meeting very stringent manufacturing and quality standards, contractors are required to comply with demanding delivery schedules, and a significant investment in specialized equipment is required for the manufacture of certain types of boots.

      The DoD awards contracts on negotiated per pair contract prices based on actual and estimated allowable costs plus a reasonable profit margin. This profit margin is subject to the DoD’s determination that the prices are “fair” and “reasonable.” After the contract is awarded, a contractor, such as Altama, will receive delivery orders from the DoD, which under normal conditions must be completed in six months. Weekly production lots against the delivery order are presented to the DoD’s quality assurance representative, who purchases the boots at Altama’s Lexington, Tennessee finishing plant. The lot of boots is then the property of the DSCP and is either drop shipped to a specified location or transferred to Altama’s Lexington, Tennessee warehouse for storage until the DSCP issues a material release order to pick and ship the boots to a specific DoD installation.

      From 1997 through fiscal 2003, Altama operated under several extensions of its contract with the DoD dated April 15, 1997. In early 2002, the DoD issued two solicitations for future boot requirements to replace the original contract that was set to expire on April 15, 2002. One solicitation covered the three current direct molded sole, or DMS, styles of military combat boots, including the standard issue all-leather combat boot that has historically accounted for the majority of the DoD’s orders under the contract. On September 30, 2003, the DoD notified Altama that it had been awarded a new contract to produce DMS military combat boots. Four contracts were awarded to U.S. manufacturers and the quantities to be purchased from each manufacturer are 35%, 30%, 20% and 15% of the DSCP total boot purchases. Altama’s award is for 20% of DSCP total DMS boot purchases. Under the old DMS contract mentioned above, Altama supplied 20% of total DSCP purchases.

      The second solicitation covered the newly adopted infantry combat boot, which incorporates a waterproof membrane construction. This boot has replaced the previous all-leather combat boot as the U.S. Army’s standard issue combat boot. On March 11, 2003, the DoD advised Altama that it did not win a contract to produce the new waterproof infantry combat boot.

      On October 1, 2003, the DSCP contracting officer invoked the surge option for the 2003 contract. Under the surge option, Altama is required to increase the amount of production and the time of delivery. We believe that the DSCP invoked this option in response to the need for desert boots used by U.S. military personnel in Iraq. The surge option required Altama to significantly increase its rate of boot production. Consequently, Altama’s surge plan calls for a production that accelerates the number of pair produced in approximately one-half of the normal delivery period.

      After starting production under the current DoD contract, the DoD decided to change the specification for the sole of the three styles of DMS military combat boots covered by the contract to a three-layered sole construction. This new construction also includes a mold licensed from RoSearch. Altama has invested approximately $1.0 million in new equipment necessary to construct this new three layered sole.

      Altama’s backlog of firm orders for military combat boots at May 1, 2004 totaled approximately $9.0 million. Altama expects to fill all of the backlog as of May 1, 2004 during the current fiscal year. Many factors affect the government’s demand for boots, so the quantity purchased can vary from year to year. Contractors cannot influence the government’s boot needs. Price, quality, quick delivery and manufacturing efficiency are the areas emphasized by Altama to strengthen its competitive position. While the government’s demand for boots varies from month to month, Altama’s business is not seasonal.

      Altama’s contracts with the DoD are subject to partial or complete termination under certain specified circumstances including, but not limited to, the following circumstances:

•	the convenience of the government;

•	the lack of funding; or

•	Altama’s actual or anticipated failure to perform its contractual obligations.

      If a contract is partially or completely terminated for its convenience, the DoD is required to negotiate a settlement with Altama to cover costs already incurred. Altama has never had a contract either partially or completely terminated by the DoD.

      Commercial Sales. Altama’s sales to the commercial market represented approximately 38% of Altama’s unit volume and 35% of Altama’s net sales in fiscal 2003. Altama’s commercial market sales grew approximately 40% from fiscal 2002 to fiscal 2003. Altama’s commercial market sales are handled by its direct sales organization. Altama’s commercial market sales have been primarily through domestic wholesale channels. Altama supplies domestic retailers and footwear and military catalogs such as U.S. Calvary and Brigade Quartermaster. Altama has continued to expand international wholesale focusing mostly on providing three mil-spec boots for certain foreign military organizations, and through the agency channel to local, county, state or federal law enforcement agencies.

      Altama typically ships complete orders within 24 hours of receiving a purchase order. Altama’s narrowly-focused product offering provides it with the ability it meet this goal. Because Altama specializes in non-fashion military and uniform boots, it maintains sufficient inventories to meet the needs of the DoD and commercial customers with limited inventory risk. As part of its customer service, Altama guarantees all first quality commercial footwear for one year with respect to material and workmanship.

      Consumer Direct. Altama markets its products through established footwear and clothing retailers’ catalogs and web sites. Altama has over 50 retailers participating in this program, including large sporting goods retailers such as Dick’s Sporting Goods and The Sports Authority and Army/Navy surplus retailers. Altama also sells boots over its own web site.

      Marketing and Advertising. The DoD does not permit advertising literature to be sent to soldiers, other than branded boot boxes. Given Altama’s 35 years as a DoD prime contractor, we believe that the Altama brand is widely recognized by U.S. military soldiers and well known for its product quality and functionality. Altama’s marketing strategy for the commercial channel consists of direct advertising through military publications and direct mail to retailers and agencies. Altama also seeks to build brand recognition and customer loyalty through its practice of including logo t-shirts and posters inside its boot boxes for its website generated sales. Altama’s marketing expenditures for fiscal 2003 was approximately 4% of its commercial sales, or $398,000. Altama posted advertisements in the Army Times, Navy Times, Marine Times and Air Force Times.

      Altama also utilizes its web site to market its products to the commercial market, including U.S. military soldiers, agency members, members of foreign militaries and general retail customers in the U.S..

      Altama believes its emphasis on customer service is a competitive strength, as Altama seeks to ship commercial orders within 24 hours of receipt and provides customers with a money back guarantee as well as a 12-month warranty for workmanship and quality of materials.

      Manufacturing and Sourcing. DoD guidelines require that all mil-spec boots for combat use be manufactured in the U.S. with U.S. materials. As a result, Altama manufactures all DoD military footwear it sells. In addition, Altama manufactures some of its commercial boots. Altama maintains two manufacturing plants to meet these needs. Although we currently outsource all of our manufacturing needs, our management and staff have significant knowledge of footwear manufacturing and sourcing processes that we believe we can use to enhance Altama’s manufacturing operations.

      Altama’s 23,000 square foot cut and stitch manufacturing plant is located in Salinas, Puerto Rico. As of May 29, 2004, approximately 183 employees worked at this facility.

      Altama ships partially completed boots to its Lexington, Tennessee facility where the boots are then lasted, bottomed and finished. As of May 29, 2004, Altama employed 161 people at the Lexington facility, the majority of whom are compensated by the number of pairs they produce. All finished products are then packed for shipping to either Altama’s 30,000 square foot warehouse facility located five miles from the Lexington facility, or in the case of commercial product, to a third party warehouse in Chicago, Illinois.

      Leather, Cordura® nylon and rubber are the principal material components used in the boot manufacturing process. Pursuant to DoD contracts for military combat boots, all materials used in manufacturing these boots must be and are produced in the U.S. and must conform to military specifications. Altama has longstanding relationships with its major raw materials suppliers. A majority of Altama’s raw materials can be obtained from various sources and are readily available. Because all materials in combat boots must meet rigid DoD specifications and because quality is the first priority, Altama purchases most of its raw materials from vendors who provide the best materials at a reasonable cost.

      Altama sources its remaining commercial boots from two China-based manufacturers to meet a majority of its commercial market needs. Commercial product is shipped to a third party that manages all logistics and distribution of this commercial inventory.

      Facilities. Altama occupies offices and facilities in Georgia, Puerto Rico and Tennessee. The following table summarizes these properties:

			Approximate
Facility/Location	Own/Lease	Description	Square Footage

Salinas, Puerto Rico	Lease	Cut and stitch plant	23,000
Lexington, Tennessee	Lease	Finishing plant	76,000
Lexington, Tennessee	Lease	Distribution warehouse	30,000
Atlanta, Georgia	Lease	Headquarters	4,101
Atlanta, Georgia	Lease	Headquarters	2,150

      Altama’s Lexington, Tennessee finishing plant and certain equipment at the plant are leased under a capital lease arrangement. Altama’s capital lease payments are expected to be completed by December 31, 2005. Altama expects to exercise the $100 purchase option at that time and terminate the lease.

      We believe that Altama’s current facilities are adequate for its current and future operations. However, if the U.S. government significantly increases its military boots requirements under the September 30, 2003 contract, it is possible that additional footwear manufacturing and storage facilities may be necessary. We believe that Altama will be able to obtain additional facilities, if necessary, at reasonable prices.

      Employees. As of May 29, 2004, Altama employed 371 persons, with greater than 90% of those employees working in the manufacturing facilities in Puerto Rico and Tennessee. Almost all of the manufacturing employees are compensated based on a piece rate (number of boots produced) to provide incentive-based compensation. None of Altama’s employees are represented by collective bargaining or a labor union. Altama’s employees in Puerto Rico have certain governmental labor-relations rules that cover holiday, vacation, Christmas bonus and sick pay compensation minimums, and requires payment of a mandatory severance upon termination based on the years of service unless terminated for just cause.

      Trademarks and Patents. Altama’s trademarks include Altama®, and Altama and design which have been registered in the U.S. and in several foreign countries.

      Competition. No one company dominates the DoD boot market. The major competitors within the mil-spec boot category include Altama, Belleville Shoe Manufacturing Company, McRae Industries, Wellco Enterprises and Wolverine® World Wide’s Bates® Uniform Footwear division. Price, quality, manufacturing efficiency and delivery are the main competitive forces in the industry. The production allocation of the September 30, 2003 DoD contract is as follows: McRae Industries (35%), Wellco Enterprises (30%), Altama

(20%) and Belleville Shoe Manufacturing (15%). With respect to the infantry combat boot contract three other manufacturers received the award — Wellco Enterprises, Belleville Shoe Manufacturing and Wolverine® World Wide’s Bates® Uniform Footwear division. This additional competition could make it more difficult for Altama to win a contract with respect to future bid solicitations.

      In the commercial market for boots, Altama competes with a large and diverse set of footwear companies. The commercial market is divided into various categories, with several footwear companies supplying one or more of the following types of boot: military, safety and work, outdoor, casual, fashion, western and motorcycle. These footwear companies distribute their products through several channels, including specialty footwear retailers, specialty outdoor retailers, department stores, sporting goods stores, shoe retailer chains, and various other retailers.

      Regulation. Altama is subject to various laws and regulations concerning its contracting with the DoD and environmental and employee safety and health matters. Altama has represented to us that it is operating in substantial compliance with these laws and regulations.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information with respect to our executive officers and directors as of June 15, 2004:

Name	Age	Position

James R. Riedman(1)(2)	45	Chairman and Director
Richard E. White(1)	51	Chief Executive Officer and Director
Greg A. Tunney	42	President, Chief Operating Officer and Director
Kenneth E. Wolf	43	Chief Financial Officer, Treasurer and Secretary
Wilhelm Pfander	66	Senior Vice President — Sourcing & Development and Director
Francisco Morales	30	President of Royal Robbins
Steven M. DePerrior(1)(2)(3)	45	Director
Gregory M. Harden(4)(5)	48	Director
John C. Kratzer(3)(5)	41	Director
Frederick R. Port(3)(4)	62	Director
John M. Robbins(1)(4)(5)	56	Director

(1)	Member of the executive committee.

(2)	Member of the retirement plan committee.

(3)	Member of the compensation committee.

(4)	Member of the audit committee.

(5)	Member of nominating and governance committee.

      Each director holds office until the next annual meeting of stockholders, and until his successor is elected and qualified. Our executive officers are appointed annually by our board of directors and serve at its discretion.

      The following biographies set forth certain information with respect to our executive officers and directors. There are no family relationships among them.

      James R. Riedman has been on our board of directors since 1993 and has been Chairman of our board of directors since 1996. He served as our Chief Executive Officer from 1996 to June 15, 2004. Mr. Riedman is the President and a director and shareholder of Riedman Corporation, a holding company that, until January 2000, included a commercial insurance agency that obtained property and casualty insurance coverage for us. Mr. Riedman is also a director of Harris Interactive Inc., a leading market research firm (NASDQ:HPOL). In fiscal 2000, Riedman Corporation sold its insurance business.

      Richard E. White has served as our Chief Executive Officer since June 15, 2004 and as a member of our board of directors since May 11, 2004. Prior to joining us, Mr. White was a consultant to trade associations from 2002 to June 2004. From 1999 to 2002 he was President and Chief Executive Officer of Reed Exhibitions North America, the largest business-to-business event organizing company in North America. From 1997 to 1999, he was General Manager, Subsidiary Brands, of three of Nike Inc.’s four subsidiary companies, including Cole Haan and Bauer-Nike Hockey. Mr. White also was employed for fifteen years by Major League Baseball Properties, Inc. and served as President and Chief Executive Officer for seven of those years.

      Greg A. Tunney has been on our board of directors since 1998 and has been our President and Chief Operating Officer since 1998. From 1992 to 1998, Mr. Tunney was a Vice President of Brown Shoe Company. During his six years with Brown Shoe Company he headed up the Sales and Marketing Divisions for several different brands including the “Life Stride,” “Connie,” and “Naturalizer” footwear brands. At the time,

Mr. Tunney was the youngest Vice President to be serving in the company. Prior to joining Brown Shoe Company, Mr. Tunney worked for the May Department Stores Company in the Merchandising and Buying Division.

      Kenneth E. Wolf joined us as Chief Financial Officer on February 1, 2003. Mr. Wolf was appointed as our Secretary on May 11, 2004. Prior to joining us, Mr. Wolf was employed as Senior Vice President, Finance and Controller of Callaway Golf Company (NYSE: ELY), where he worked for nine years. Mr. Wolf is a certified public accountant.

      Wilhelm Pfander leads our development of footwear and outsourcing activities. He has been a director of our company since April 2000 and Senior Vice President — Sourcing and Development since February 2000. For more than five years prior to that, he was Vice President — Manufacturing and Product Development at Penobscot Shoe Company.

      Francisco Morales is President of our Royal Robbins subsidiary and has served in that capacity since October 2002. Prior to that time, he served as Director of Product Development and Packaging in 2002 for Dick’s Sporting Goods, Inc., and was their Manager of Product Development from 2000 to 2002. Mr. Morales was the Textile Sourcing Manager for L.L. Bean, Inc., in fiscal 2000, and a raw materials engineer there from fiscal 1998 to fiscal 2000.

      Steven M. DePerrior has been on our board of directors since 1996. Since 1997, Mr. DePerrior has been employed with the Burke Group, an employee benefits administration and compensation consulting firm that provides services to us, as a record keeper. From 1997 until its sale in 2001, Mr. DePerrior was a principal in the Burke Group.

      Gregory M. Harden has been on our board of directors since 1996. For more than the past five years, he has served as President and Chief Executive Officer of Harden Furniture Co., Inc., a furniture manufacturer in McConnellsville, New York. Mr. Harden also serves on the board of directors of Oneida, Ltd. (NYSE:OCQ).

      John C. Kratzer was elected to our board of directors in November 2003. He has been President and Chief Executive Officer of JMI Realty, Inc., a vertically-integrated private real estate investment and development company based in San Diego, California, since 1998. Prior to that (from 1995 to 1997) he was founder and Chief Operating Officer of Homegate Hospitality, Inc., a publicly traded company that ultimately merged with Prime Hospitality (NYSE: PDQ), where he directed operations for the development and construction of hotel properties.

      Frederick R. Port has served on our board of directors since May 11, 2004. Mr. Port mentors startup and maturing companies, global and domestic, with emphasis on strategy, transition management, acquisition and integration, and executive organization and recruiting and since 2000 has acted as a private consultant in that area. From 1995 to 2000, he served as a director of Callaway Golf (NYSE:ELY) and as President of Callaway Golf International. Prior to that (from 1993 to 1995) he was Managing Director of Korn/ Ferry International and President (from 1987 to 1992) of the Owl Companies, a private multiple-industry holding company.

      John M. Robbins has served on our board of directors since May 11, 2004. Mr. Robbins is Chairman and Chief Executive Officer of American Residential Investment Trust (AMX:INV), which he co-founded in 1997, and American Mortgage Network, a subsidiary of American Residential Investment Trust founded in 2001. Formerly (from 1983 to 1994) Mr. Robbins was Chairman and Chief Executive Officer of American Residential Mortgage (NASDQ:AMRS), one of the nation’s largest mortgage banking firms prior to its sale to Chase Manhattan Bank in 1994. Mr. Robbins is a Trustee of the University of San Diego.

      Two of our directors recently retired from our board of directors. Edward Bloomberg and Gary Pflugfelder had informed us in early 2004 that they were retiring this year. Therefore, they were not nominated by our board of directors for re-election at our fiscal 2004 annual meeting. Mr. Bloomberg had been a director of our company since 1993. Mr. Pflugfelder had been a director of our company since 1983.

Key Employee

      Larry Torchin, 53, has served as our Vice President — Product Development and Sourcing since September 2003. Prior to joining us, Mr. Torchin was President of MTI from 1999 to 2003. MTI sources and designs footwear for many branded companies and retailers in the U.S. Before working at MTI, Mr. Torchin was the founder and a principal of Larry Stuart Ltd., a premium brand of women’s footwear. This brand, produced in Italy, grew to national status and was acquired by Brown Shoe Company in 1995. Mr. Torchin has also served as Vice President of Product Development for Benco International and later G.H. Bass Shoe companies.

Executive Compensation

      The following information concerning annual and long-term compensation for fiscal 2001, fiscal 2002 and fiscal 2003 is furnished for our Chief Executive Officer and each of our other executive officers who received compensation for fiscal 2003 that exceeded $100,000.

Summary Compensation Table

	Annual Compensation						Long-Term
							Compensation
	Fiscal				Other Annual		Securities
	Year	Salary		Bonus	Compensation		Underlying Options

James R. Riedman	2003	$186,058	(1)	—	—		66,666
(Chairman & CEO)	2002	$85,000		—	—		10,000	(3)
	2001	$75,000		—	—		152,898	(3)(4)
Greg A. Tunney	2003	$225,204		$20,028	$27,043	(2)	—
(President & COO)	2002	$200,280		$58,084	—		50,000
	2001	$181,883		—	—		—
Kenneth E. Wolf	2003	$135,589		—	—		50,000
(CFO & Treasurer)
Wilhelm Pfander	2003	$142,807		$14,040	$24,009	(2)	—
(Senior VP — Sourcing &	2002	$139,465		$41,500	—		20,000	(5)
Development)	2001	$125,154		—	—		—

(1)	Mr. Riedman became our full-time employee on March 1, 2003 with an annual salary of $225,000. Effective January 1, 2004, his salary was increased to $325,000 annually. Mr. White succeeded Mr. Riedman as Chief Executive Officer on June 15, 2004, and Mr. Riedman will continue as our Chairman.

(2)	Represents the value of other compensation earned through the annual allocation of shares to named executives’ accounts under our 401(k) plan.

(3)	Represents options for 2,898 shares and 10,000 shares that were granted in fiscal 2001 and fiscal 2002, respectively, to Mr. Riedman (and to each of our other directors who was not a full-time employee) as part of his annual retainer fee as a director.

(4)	Represents an option to purchase 150,000 shares granted to Mr. Riedman in fiscal 2001 for his guarantees of additional bank financing for us.

(5)	In fiscal 2000, we entered into a deferred compensation agreement with Mr. Pfander whereby we agreed to pay him $100,000 during the first year following his retirement after age 65.

Option Grants in Last Fiscal Year

					Potential Realizable
					Value at Assumed
		Percent of Total			Annual Rates of Stock
	Number of	Options	Exercise		Price Appreciation for
	Shares	Granted to	Price		Option Term
	Underlying	Employees in	Per	Expiration
	Options Granted	Fiscal Year(1)	Share	Date	5%	10%

James R. Riedman	66,666 (2)	20%	$3.13	3/1/13	$131,228	$332,558
Greg A. Tunney	—	—	—	—	—	—
Kenneth E. Wolf	50,000 (2)	15%	$3.575	2/1/13	$112,415	$284,881
Wilhelm Pfander	—	—	—	—	—	—

(1)	Based on options to purchase 331,666 shares granted to our employees in fiscal 2003.

(2)	The options are exercisable in cumulative one-third installments vesting annually beginning on the first anniversary of the date of grant. The grant dates for Messrs. Riedman and Wolf were March 1, 2003 and February 1, 2003, respectively.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year End (FYE) Option Values

			Number of Shares		Value of Unexercised
	Shares Acquired	Value	Underlying Unexercised		In the Money
	on Exercise	Realized	Options at FYE		Options at FYE
	(#)	($)	Exercisable/Unexercisable		Exercisable/Unexercisable(2)

James R. Riedman	—	—	158,398	/69,166(1)	$876,832(1)	/$295,639
Greg A. Tunney	—	—	150,000	/0	$764,250	/$0
Kenneth E. Wolf	—	—	0	/50,000	$0	/$195,750
Wilhelm Pfander	—	—	30,000	/0	$134,400	/$0

(1)	Options for 2,898 shares and for 10,000 shares were granted in fiscal 2001 and fiscal 2002, respectively, to Mr. Riedman and each of our other directors who was not a full-time employee as part of his annual retainer fee as a director. We do not deem these options granted to Mr. Riedman as compensation for his services as CEO.

(2)	Based on the last reported sale price of our common stock of $7.49 on December 26, 2003, the last trading day of fiscal 2003, as reported by the American Stock Exchange, minus the exercise price per share.

Compensation Committee Interlocks and Insider Participation

      The members of the Board Compensation Committee during fiscal 2003 were Messrs. Pflugfelder, DePerrior and Bloomberg. Until May 11, 2004, Mr. Pflugfelder was our Secretary. Other than that, none of them is or was:

•	an officer or employee of ours or of our subsidiaries;

•	an employee of an entity whose board of directors (or compensation committee) includes an executive officer of ours;

•	an employee of a entity who directly or indirectly benefits from its transactions with us; or

•	a family member of a person whose compensation is in any way affected by any of our executive officers.

      The board of directors determined that each of them is independent as defined in Rule 121B of the American Stock Exchange.

Employment Contracts, Termination of Employment and Change in Control Arrangements

      On June 15, 2004, we entered into a three-year employment agreement with Richard E. White to serve as our Chief Executive Officer. The agreement provides for an annual base salary of $500,000 and participation in an incentive bonus plan where he is eligible to receive an incentive bonus at a target amount of $250,000 in the first year. If Mr. White is terminated without cause he will be entitled to be paid his salary and benefits for 18 months. If he is terminated without cause, or has a substantial reduction in his duties, in connection with a change in control, Mr. White will be entitled to be paid an amount equal to his total compensation for the two years prior to termination. The proposed agreement provides for confidentiality, employee non-solicitation and customer non-solicitation covenants that extend for one year after the termination of his employment. Upon entering into the employment agreement, Mr. White also received a 10-year option to purchase 200,000 shares of our common stock at a price of $11.40 per share (the market price on the date of grant), vesting in one-third installments each year beginning on the first anniversary of the date of grant. He is also eligible to receive options to purchase an aggregate of 185,000 shares and 100,000 shares on the one-year and two year anniversaries, respectively, following his entry into the employment agreement. The exercise price will be the market price on the date of grant.

      We entered into a three-year employment agreement with James Riedman, our Chairman, effective January 1, 2004. The agreement provides for an annual base salary of $325,000 and participation in executive bonus plans as may be established. If Mr. Riedman is terminated without cause, he will be entitled to be paid salary and benefits for 18 months. If he is terminated without cause or has a substantial reduction in his duties, in connection with a change in control, Mr. Riedman will be entitled to be paid three times his base salary. The agreement also provides for confidentiality, employee non-solicitation and customer non-solicitation covenants that extend for one year after the termination of his employment.

      In September 2003, we renewed our employment agreement with Greg Tunney, our President and Chief Operating Officer. The agreement provides for an annual base salary of $245,000 and participation in executive bonus plans as may be established. If Mr. Tunney is terminated without cause, he will be entitled to be paid salary and benefits for 18 months. If he is terminated without cause or has a substantial reduction in his duties, in connection with a change in control, Mr. Tunney will be entitled to be paid two times his base salary. The agreement also provides for confidentiality, employee non-solicitation and customer non-solicitation covenants that extend for one year after the termination of his employment.

      We have also entered into a deferred compensation agreement with our Senior Vice President — Sourcing and Development, Wilhelm Pfander. Upon his retirement, we have agreed to pay Mr. Pfander $100,000 less applicable payroll taxes. The agreement also contains one-year non-compete and non-solicitation of employees provisions following the date he leaves employment with us.

      Concurrent with our acquisition of Royal Robbins on October 31, 2003, we entered into an employment agreement with Francisco Morales as President of Royal Robbins. Mr. Morales had been a minority owner of Royal Robbins and had served as President of Royal Robbins since October 2002. The agreement provides for a base salary of $160,000 for two years, with opportunity for bonuses. In connection with his employment, Mr. Morales received a 10-year option to purchase 50,000 shares of our common stock at a price of $7.01 per share (the market price on the date of grant), vesting one-third after one year, two-thirds after two years and entirely after three years. If he is terminated without cause, Mr. Morales will be entitled to be paid six months salary and benefits (other than incentive compensation). The agreement also provides for confidentiality, employee non-solicitation and non-competition covenants that extend for one year after the termination of his employment.

Compensation of Directors

      The annual retainer fee for each non-employee director in fiscal 2003 was $7,500 cash and an option to purchase 10,000 shares of our common stock, awarded at the annual meeting of directors or when elected to the board, with an exercise price equal to the market price of our common stock on the date of grant. Fifty percent of the director options vests immediately and the balance vests equally on the first and second anniversaries of the date of grant, if the option holder continues to be a director on those dates. The annual retainer fee for each non-employee director in fiscal 2004 was increased to $25,000 cash and the option portion of the annual retainer fee was increased to 15,000 shares for fiscal 2004.

Indemnification of Directors and Officers

      We are governed by Section 145 of the Delaware General Corporation Law. This section provides for indemnification of directors, officers and other employees in certain circumstances. Additionally, Section 102(b)(7) of the Delaware General Corporation Law provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances.

      Article Sixth of our certificate of incorporation eliminates the personal liability for monetary damages of directors under certain circumstances. Article VI of our bylaws provides indemnification to our directors and officers for liability for certain losses in that capacity if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of us to procure a judgment in our favor, however, (1) such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. These provisions also provide for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

      Our bylaws authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against such person and incurred by such person or arising out of such person’s status as such, whether or not we would have the power to indemnify such person. Our directors and officers are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they may not be indemnified by us.

      In addition, we have entered into indemnification agreements with our executive officers and directors on terms that are consistent with the provisions described above. We believe that such agreements are necessary to attract and retain qualified persons as directors and officers.

      Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors and officers or controlling persons under these provisions, we have been informed by the SEC that in its opinion such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.

Certain Relationships and Related Transactions

      Other than the employment agreements with Messrs. Riedman, White, Tunney and Morales and our compensation arrangements with our directors and executive officers described above, since January 1, 2001 there have been no transactions or series of transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director, nominee, officer or holder known to us of more than 5% of our common stock, or any member of the immediate family of any of them, is a party, directly or indirectly, except as follows:

      Since hiring him as Vice President-Product Development and Sourcing on October 31, 2003, we have been in discussions with Larry Torchin to acquire his private label footwear business. The proposed agreement provides that the purchase price would be paid solely through an earnout equal to the net earnings generated in fiscal 2006 from that business. We have not reached a final agreement for this proposed transaction. There can be no assurance that we will complete this transaction or that it will be completed on terms favorable to us.

      We acquired all of the outstanding shares of capital stock of H.S. Trask in August 2003. Harrison Trask, the then Chief Executive Officer and controlling shareholder of H.S. Trask, received 440,507 shares of our common stock with an aggregate value of $2.0 million and nominal cash consideration in consideration for his interest in H.S. Trask. We also agreed to register for resale the shares issued to the former common stockholders of H.S. Trask and we entered into an escrow agreement as described in Note 10 to the “Principal Stockholders” table.

      We also entered into an employment agreement with Mr. Trask, which agreement provided for an annual base salary of $100,000 and expired on December 31, 2003, and a consulting agreement with Mr. Trask that expires in December 31, 2005. The consulting agreement provides for an annual fee of $90,000, and Mr. Trask agreed not to compete with us through December 31, 2005.

      On January 19, 2001, we granted to Riedman Corporation a 10-year option to purchase 100,000 shares of our common stock at an exercise price of $1.875 per share, the market price on the date of grant. James Riedman is a shareholder of Riedman Corporation. The grant was approved by our board of directors (Mr. Riedman abstaining), in consideration for a guarantee provided by Riedman Corporation in connection with our bank financing. This guarantee has been subsequently released.

      In order to assist us with our working capital requirements, James Riedman loaned us $750,000 on April 11, 2001. The note evidencing the indebtedness was due in one year and was convertible into 407,608 shares of common stock at a price of $1.84 per share, which was the market price of the stock on that date. Mr. Riedman exercised his conversion right in April 2002. At the same time, we granted Mr. Riedman a 10-year option to purchase 50,000 shares at an exercise price of $1.84 per share.

      On June 1, 2001, we granted Mr. Riedman a 10-year option to purchase 100,000 shares of our common stock at an exercise price of $1.75 per share, the market price on the date of grant, in exchange for his personal guarantee of a portion of our line of credit. This guarantee has been subsequently released.

PRINCIPAL STOCKHOLDERS

      The following table sets forth, to our knowledge, certain information with respect to the beneficial ownership of our common stock as of May 28, 2004 and as adjusted to reflect the sale of common stock offered in this offering, by:

•	each person known by us to own beneficially more than 5% of the outstanding shares of our common stock as of the date of this table;

•	each of our directors and director nominees;

•	each of our executive officers named in the summary compensation table contained in this prospectus; and

•	all of our directors and executive officers as a group.

      Percentage of shares owned is based on 5,154,093 shares of common stock outstanding as of May 28, 2004 and assumes 7,864,000 shares of common stock will be outstanding after this offering including 209,907 shares of common stock that we estimate we will issue in payment of $2.5 million of the purchase price due Altama’s sole shareholder assuming that $11.91 per share (the last sale price on May 28, 2004) is the applicable price for determining the number of shares to be issued. This percentage also assumes that the underwriters will not exercise their over-allotment option to purchase an additional 375,000 shares of common stock from us.

      Beneficial ownership is determined in accordance with SEC rules. All shares of our common stock subject to options currently exercisable or exercisable within 60 days after May 28, 2004 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

      Unless otherwise indicated below, each beneficial owner named in the table has sole voting and investment power with respect to all shares beneficially owned by that stockholder, subject to applicable community property laws. Also, unless otherwise indicated below, the mailing address for each beneficial owner is the same as ours.

	Shares Beneficially		Shares Beneficially
	Owned Prior to Offering		Owned After Offering

Name of Beneficial Owner	Number(1)(2)	Percent	Number		Percent

Executive Officers and Directors
James R. Riedman(3)	2,723,427	48.7	2,743,427	(4)	33.1
Richard E. White	7,500	*	7,500		*
Greg A. Tunney	187,974	3.5	187,974		2.3
Kenneth E. Wolf(5)	46,761	*	46,761		*
Wilhelm Pfander	46,651	*	46,651		*
Steven M. DePerrior(6)	827,745	16.1	827,745		10.5
Gregory M. Harden	31,898	*	31,898		*
John C. Kratzer	12,500	*	12,500		*
Frederick R. Port(7)	8,200	*	8,200		*
John M. Robbins	8,500	*	8,500		.*
All current directors and executive officers as a group (11 persons)	3,049,669	52.0	3,069,669		35.8

Beneficial Holders of 5% or more
Riedman Corporation(8)	632,710	11.7	632,710		7.8
Retirement Plan Committee of the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan (9)	798,847	15.5	798,847		10.2
Harrison Trask(10)	420,507	8.2	420,507		5.3

*	Represents less than 1% of our outstanding common stock.

(1)	Includes shares issuable upon the exercise of outstanding stock options as follows:

James R. Riedman	187,862
Richard E. White	7,500
Greg A. Tunney	148,159
Kenneth E. Wolf	16,667
Wilhelm Pfander	20,000
Steven M. DePerrior	27,898
Gregory M. Harden	27,898
John C. Kratzer	12,500
Frederick R. Port	7,500
John M. Robbins	7,500

All current directors and executive officers as a group (11 persons)	463,484
Riedman Corporation	250,000

(2)	Includes shares held in such person’s account under our 401(k) plan over which, by the terms of the plan, each has investment control, but not voting control:

Greg A. Tunney	31,815
Kenneth E. Wolf	5,174
Wilhelm Pfander	16,651

(3)	Includes 5,333 shares allocated to Mr. Riedman’s account in our 401(k) plan, and the following shares of which Mr. Riedman disclaims beneficial ownership: 632,710 shares beneficially owned by Riedman Corporation, of which Mr. Riedman is a shareholder, director and President; 24,400 shares owned by his children; 63,570 shares held by an affiliated entity; and 793,514 shares held by our 401(k) plan. Mr. Riedman is a member of our board of directors’ retirement plan committee, which serves as fiduciary for our 401(k) plan, and through that committee he shares voting control over such shares, and shares investment control over 478,513 shares not yet allocated to plan participants.

(4)	Includes 20,000 shares that may be purchased by Mr. Riedman and certain of his affiliates in this offering. Mr. Riedman and certain of his affiliates have indicated an interest in purchasing shares of our common stock in this offering valued at up to $250,000. We have directed the underwriters to make these shares available to these persons.

(5)	Includes 920 shares owned by family members, as to which Mr. Wolf disclaims beneficial ownership.

(6)	Includes 798,847 held by our 401(k) plan. Mr. DePerrior is a member of our board of directors’ retirement plan committee, which serves as fiduciary for our 401(k) plan, and through that committee he shares voting control over such shares, and shares investment control over 478,513 shares not yet allocated to plan participants.

(7)	Includes 700 shares held by the Frederick and Linda Port Family Trust, of which Mr. Port serves as trustee.

(8)	James R. Riedman and John R. Riedman, as directors of Riedman Corporation, share voting and dispositive power over shares beneficially owned by Riedman Corporation. The address for Riedman Corporation is 45 East Avenue, Rochester, New York 14604.

(9)	The members of our board of directors’ retirement plan committee, which serves as fiduciary for our 401(k) plan, share voting control over these shares, and share investment control over 478,513 shares not yet allocated to plan participants. As of the date of the table, the members of the retirement plan committee were James R. Riedman and Steven M. DePerrior.

(10)	Includes 31,466 shares that are held in escrow subject to the terms of an escrow agreement entered into by and among Phoenix Footwear, Nancy Delekta (as the stockholder representative of the former H.S. Trask stockholders) and American Stock Transfer & Trust Company (as escrow agent) to secure indemnification obligations pursuant to the Agreement and Plan of Merger among us, our wholly-owned subsidiary PFG Acquisition, Inc. (now known as H.S. Trask & Co.), H.S. Trask and Nancy Delekta (as stockholder representative) and certain related documents. See “Management — Certain Relationships and Related Transactions.” We have made a claim for indemnity against the former H.S. Trask stockholders and are in the process of settling it. As a result, some of the shares held may be cancelled to satisfy the claim and to pay fees under the escrow agreement. Nancy Delekta (as stockholder representative) has voting control over the shares while they are held in escrow. Mr. Trask’s mailing address is 101 Sourdough Road, Bozeman, Montana 59715.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 500,000 shares of preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation, our bylaws and the provisions of applicable Delaware law.

Common Stock

      The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the board of directors may, from time to time, determine, subordinate to any preferences that may be granted to the holders of preferred stock and subject to some restrictions on the payment of dividends contained in our credit agreement with our bank.

      The holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

      Our common stock is not entitled to preemptive rights and may not be redeemed or converted, except as may be provided by agreement. Upon the liquidation, dissolution or winding-up of our company, the assets legally available for distribution to stockholders are divided among the holders of the common stock in proportion to the number of shares of common stock held by each of them, after the payment of all of our debts and liabilities and satisfaction of the rights of any outstanding class or series of preferred stock to have priority to distributed assets.

      All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, when issued and delivered, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subordinate to any series of preferred stock that we may issue in the future.

      As of July 13, 2004, we had outstanding 5,154,093 shares of common stock. As of July 13, 2004, there were 412 holders of record of our common stock. We believe that the number of beneficial owners on that date is substantially higher. Upon completion of this offering, there will be 7,864,000 shares of our common stock outstanding, including 209,907 shares of common stock that we estimate we will issue in payment of $2.5 million of the purchase price due Altama’s sole shareholder assuming that $11.91 per share (the last sale price on May 28, 2004) is the applicable price for determining the number of shares to be issued. This amount assumes that the underwriters do not exercise their over-allotment option to purchase an additional 375,000 shares of common stock from us. There are 1,500,000 shares of common stock currently reserved for issuance under our 2001 Long-Term Incentive Plan, of which 1,007,261 shares are issuable upon exercise of outstanding options, and another 384,943 shares are reserved for issuance upon exercise of options issued outside that plan. Additionally, another 50,000 shares of common stock will be issuable upon exercise of the managing underwriters’ warrants.

Preferred Stock

      We may issue preferred stock from time to time in one or more series, and our board of directors, without action by the holders of our common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly-unissued series of preferred stock. Our board of directors, without stockholder approval, can issue shares of preferred stock with rights that could adversely affect the voting power or rights of the holders of our common stock. As of the date of this prospectus, we have no shares of preferred stock outstanding. The issuance of shares of preferred stock could make it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

Certain Certificate of Incorporation and Bylaw Provisions

      Below is a summary of certain provisions of our certificate of incorporation and bylaws that could be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover of our company if our board of directors determines that the takeover is not in the best interests of our company and our stockholders. However, these provisions could also have the effect of discouraging certain attempts to acquire our company or remove incumbent management even if some or a majority of our stockholders deemed such an attempt to be in their best interests.

      Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of our stockholders. In general, a stockholder’s notice must be delivered to our Secretary not later than the close of business on the 120th day prior to the first anniversary of the date of our proxy statement was released to stockholders in connection with the preceding year’s annual meeting.

However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. Our bylaws provide that no action may be taken by our stockholders except at an annual or special meeting of stockholders and prohibit actions by written consent in lieu of a meeting of stockholders. Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board (or in his absence, the President or any Vice-President) or by our board of directors. These provisions make it more difficult for stockholders to take action opposed by our board of directors.

      Our bylaws provide that they may be amended, altered or repealed by our board of directors or by the vote of holders of two-thirds of our outstanding shares, with respect to the following matters:

•	the requirement for stockholders to take action by a majority of shares present at a meeting, if a quorum is present, unless otherwise provided;

•	the provision that written ballots are not necessary for voting;

•	the prohibition of taking action by written consent of stockholders;

•	making director nominations and proposals for stockholder meetings;

•	fixing the number of directors constituting the entire board of directors and modification of that number exclusively by the board of directors;

•	the time and vote required for electing directors;

•	the calling of, and notice for, special meetings of directors; and

•	the removal of directors.

      All other sections of the bylaws may be amended, altered or repealed by the vote of holders of a majority our outstanding shares or by resolution of a majority of our board of directors. However, our board of directors may not amend, alter or repeal bylaws provisions that were amended, altered or repealed by our stockholders.

Effect of Delaware Anti-Takeover Statute

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents certain Delaware corporations, including those whose securities are included for quotation on the American Stock Exchange, from engaging, under certain circumstances, in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder. For purposes of Section 203, a “business combination” includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of our outstanding voting shares. We have not opted out of the provisions of Section 203.

Transfer Agent and Registrar

      The stock transfer agent and registrar for our common stock is EquiServe Trust Company N.A., and its telephone number is (877) 282-1168.

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price for our common stock. After this offering, we will have outstanding 8,239,000 shares of common stock. This amount includes an estimated 209,907 shares to be issued in the pending Altama acquisition, and 20,000 shares to be purchased by James

Riedman and certain of his affiliates in this offering. It also assumes full exercise of the underwriters’ over-allotment option.

      Of these shares, 4,721,439 shares will be freely tradable without restriction or further registration under federal securities laws, including the 2,875,000 newly issued shares sold in this offering unless purchased by our affiliates. The remaining 3,517,561 shares are held by our affiliates or were issued in private placements and are considered restricted or control securities and are subject to the trading restrictions under the Securities Act. These securities cannot be sold unless they are registered under the Securities Act or unless an exemption from registration is otherwise available, such as the exemption contained in Rule 144.

      In general, Rule 144 permits any person who has beneficially owned restricted securities (as defined in Rule 144) for at least one year to sell, within any three-month period, a number of those shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the notice of sale pursuant to Rule 144, provided that public information about us, as required by Rule 144, is then available and the seller complies with the manner of sale and notification requirements of the rule. A person who is not an affiliate and has not been an affiliate within three months prior to the sale and has, together with certain previous owners who were not affiliates, beneficially owned restricted securities for at least two years is entitled to sell those shares under Rule 144(k) without regard to the other limitations described above.

      Subject to Rule 144 limitations and the lock-up agreements described below, and assuming 20,000 are purchased by Mr. Riedman and his affiliates in this offering, 2,236,185 shares of our common stock will be eligible for sale under Rule 144 after the completion of this offering. In addition, we have registered 699,980 shares of common stock for resale pursuant to our obligations to former H.S. Trask stockholders, and we are required to keep those shares registered until August 7, 2004, subject to permitted blackout and extension periods. On May 25, 2004, we exercised our right to declare a blackout period for 25 days, extending our registration obligation to September 1, 2004. In addition, we have registered 312,603 shares held by our 401(k) plan for resale by the plan and plan account holders who have been allocated shares under the plan. Also, our principal stockholders, James Riedman and Riedman Corporation, who hold in the aggregate 2,285,565 shares and vested options to purchase 437,862 shares of our common stock, plus 20,000 shares to be purchased in this offering, have the right to require us to file registration statements covering 1,152,170 of their shares. Mr. Riedman disclaims beneficial ownership of the 632,710 shares beneficially owned by Riedman Corporation. We also have in effect registration statements on Form S-8 covering 1,500,000 shares of common stock under our 2001 Long-Term Incentive Plan, 1,007,261 shares of which are subject to previously granted options and 384,943 of which are available for future awards under that plan. In addition, we granted the managing underwriters piggyback registration rights described in “Underwriting — Managing Underwriters’ Warrants.”

      In connection with the Altama acquisition, we are required to enter into a registration rights agreement with Altama’s sole shareholder who will be issued in a private placement shares of our common stock valued at $2.5 million based on the average closing price of our shares during the 20 trading days ending on the second-to-last trading day prior to the closing of the acquisition. The registration rights agreement will grant to Altama’s shareholder one demand registration exercisable between 180 days and three years after the acquisition closing and unlimited piggyback registration rights for registration statements we file with the SEC during the three years following the closing except in limited circumstances.

      In connection with this offering, lock-up agreements have been executed. See “Underwriting — Lock-Up Agreements.” While no predictions can be made of the effect, if any, that future sales of shares of our common stock, and grants of options and warrants to acquire shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time, as these restrictions end, significant resales of these shares could cause the market price of our common stock to decline regardless of the performance of our business. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

UNDERWRITING

      Wedbush Morgan Securities Inc. and First Albany Capital Inc. are acting as the managing underwriters and as representatives of the several underwriters named below. Subject to the terms and conditions in the underwriting agreement among us and the underwriters, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below.

Underwriters	Number of Shares

Wedbush Morgan Securities Inc.	1,511,250
First Albany Capital Inc.	813,750
BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.	25,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	25,000
Maxim Group LLC	25,000
Oppenheimer & Co. Inc.	25,000
Roth Capital Partners, LLC	25,000
Stifel, Nicolaus & Company	25,000
WR Hambrecht + Co.	25,000

Total	2,500,000

      The underwriting agreement provides that the obligations of the managing underwriters and other participating underwriters, if any, to purchase and accept delivery of the shares offered by this prospectus are subject to certain conditions contained in the underwriting agreement and that other than the shares covered by the over-allotment option, the underwriters will each severally purchase all of the shares of common stock offered hereby if any of the shares are purchased. We have been advised by the managing underwriters that they propose initially to offer the shares of common stock to the public at the public offering price shown on the cover page of this prospectus.

      Shares sold by the managing underwriters to securities dealers, including any other participating underwriters, may be sold at a discount not in excess of $0.45 per share from the public offering price. The underwriters may allow, and these dealers may re-allow other dealers, a discount not in excess of $0.10 per share.

      After this offering, the public offering price, concession and reallowance to dealers may be adjusted by the managing underwriters. No such adjustment shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Indications of Interest

      James Riedman, and certain of his affiliates, have indicated an interest in purchasing 20,000 shares of our common stock in this offering. We have directed the underwriters to make these shares available to these persons. All of these shares will be subject to the lock-up restriction described under “Underwriting — Lock Up Agreements.”

Over-Allotment Option

      We have granted the underwriters an option exercisable within 45 days after the date of this prospectus, to purchase from us up to an aggregate of 375,000 shares of common stock at the public offering price less underwriting discounts and commissions. The managing underwriters may exercise this option solely to cover over-allotments, if any, made in this offering. To the extent that this option is exercised, we will be obligated pursuant to this option, to sell these shares to the underwriters.

Commissions and Expenses

      The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering, assuming both no exercise and full exercise of the underwriters’ over-allotment option:

		Total

	Per Share	Without Over-Allotment	With Over-Allotment

Underwriting discounts and commissions	$0.75	$1,875,000	$2,156,250
Expenses, other than underwriting discounts and commissions	$0.14	$360,000	$406,875
Warrants(1)	$0.05	$125,000	$125,000

(1)	Calculated in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., or NASD, based on the number of shares and exercise price, at 120% of the price to the public set forth on the cover page of this prospectus. The terms of the warrants are described below under “— Managing Underwriters’ Warrants.”

Expense Allowance

      We have paid to Wedbush Morgan Securities Inc. to date an expense allowance of $10,000 for allocated expenses and have paid directly to the managing underwriter’s counsel $40,000 toward the managing underwriters’ legal expenses. Additionally, we have agreed to pay to Wedbush Morgan Securities Inc. a non-accountable expense allowance of 1% of the gross proceeds of this offering, none of which has been paid to date. These amounts are included in the table above under the heading “Expenses, other than underwriting discounts and commissions.”

Managing Underwriters’ Warrants

      On completion of this offering, we will issue to Wedbush Morgan Securities Inc. and First Albany Capital Inc., the managing underwriters, warrants to purchase from us up to 32,500 and 17,500 shares of our common stock, respectively, at an exercise price equal to 120% of the price to the public. The warrants contain piggyback registration rights that expire seven years from the closing of this offering. Subject to the restrictions described in the following paragraph, the warrants will be exercisable during the five-year period beginning on the closing date of this offering.

      Neither the warrants nor the underlying shares of common stock may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction for a period of 180 days following the closing date of this offering, except by operation of law or by reason of our reorganization. Notwithstanding this lock-up restriction, the warrants may be exercised by their holders and the warrants and/or the underlying shares of common stock may be transferred during the 180-day lock-up period to any NASD member that participated in this offering or to the partners or officers of any such NASD member, provided that the warrants and the underlying shares of common stock otherwise remain subject to this lock-up provision for the full 180 days. In addition, this lock-up restriction will not apply if the aggregate amount of our securities held by the underwriter or related persons does not exceed 1% of the securities being offered in this offering.

      The holders of the warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized on the sale of the shares issued upon exercise of the warrants may be deemed to be additional underwriting compensation. During the term of the warrants, the holders will have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of the ownership of the underlying shares of common stock. The holders will be most likely to exercise the warrants when the exercise price is less than the market price for our common stock. However, we offer no assurance as to whether the warrants will be exercised.

Lock-Up Agreements

      In connection with this offering, our executive officers, directors and certain other stockholders have entered into agreements with the managing underwriters whereby they agree not to sell or transfer any shares of our common stock or any securities exercisable or exchangeable for or convertible into shares of our common stock for 180 days (or in the case of Riedman Corporation, 90 days) after the date of this prospectus without first obtaining the written consent of the managing underwriters. The persons and entities who have executed lock-up agreements beneficially owned, in the aggregate, approximately 3,048,669 outstanding shares as of May 28, 2004. The managing underwriters may waive the lock-up restriction in their sole discretion.

      We have agreed to be bound by the lock-up restriction for 180 days. However, we may issue options to purchase shares of our common stock under our stock option plans described in this prospectus, so long as the options are not exercisable during the lock-up period, and we may issue shares of common stock upon exercise of outstanding options and warrants. We may also issue shares of common stock or securities exchangeable or convertible into common stock in connection with an acquisition provided that those shareholders are bound by the lock-up restriction for 180 days following the date of this prospectus. We also have agreed not to register any shares of our common stock, or securities convertible into or exercisable for shares of our common stock, during the lock-up period.

Indemnity

      In the underwriting agreement, we have agreed to indemnify the underwriters and their directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters and these persons may be required to make for these liabilities.

Stabilization, Short Sales and Penalty Bids

      In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market in connection with transactions intended to stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act.

      Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

      In connection with the offering, the underwriters may make short sales of our shares and may purchase our shares in the open market to cover positions created by short sales. Syndicate short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. Any naked short position is closed out by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

      The managing underwriters may impose a penalty bid on syndicate members. This means that to the extent the managing underwriters purchase in the open market shares of our common stock sold in this offering to reduce the underwriters’ short position or to stabilize the price of our common stock, the managing underwriters have the option to reduce the aggregate selling concession paid or payable to each syndicate member by the amount of the selling concession attributable to the portion of the repurchased shares sold in the offering by the syndicate member while such short covering or stabilizing activities are ongoing. To reduce the likelihood of the imposition of a penalty bid, the managing underwriters, in determining how to allocate shares in the offering, may take into consideration the history of investors who have quickly sold their shares in prior offerings. The imposition of a penalty bid may discourage the immediate resale of shares sold in this offering.

      The activities described above may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above, if any, may have on the price of our common stock. The underwriters are not required to engage in these activities.

Offers in Other Jurisdictions

      Neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required, other than the U.S. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements related to the offer and sale of these shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of these jurisdictions. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet web sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distribution will be made by the representatives on the same basis as other allocations. Persons making such distributions will be required to comply with the rules of the National Association of Securities Dealers.

      Other than the prospectus in electronic format, the information on any underwriters’ web site, and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Relationships

      The underwriters or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

LEGAL MATTERS

      The validity of the shares of common stock offered by us will be passed upon for us by Woods Oviatt Gilman LLP, Rochester, New York, which has acted as our counsel in connection with this offering. Certain matters will be passed upon for the underwriters by Rutan & Tucker, LLP, Costa Mesa, California.

EXPERTS

      The consolidated financial statements of Phoenix Footwear Group, Inc. and subsidiary as of December 31, 2002 and December 27, 2003 and for each of the years in the three-year period ended December 27, 2003 included, and incorporated by reference, in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein and incorporated by reference in the annual report included on Form 10-K for the year ended December 27, 2003 (which report express an unqualified opinion and includes an explanatory paragraph, concerning the change in accounting resulting from the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets) and have been so included, and incorporated by reference, in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Royal Robbins, Inc. as of May 31, 2003 and for the year then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and contains an explanatory paragraph referring to the transfer of the tactical clothing line and agreement signed by the Royal Robbins, Inc. Stockholders to sell their common stock), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of H.S. Trask as of December 31, 2002 and the 12-month fiscal year then ended included in this prospectus have been audited by Anderson ZurMuehlen & Co., P.C., independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Altama Delta Corporation as of September 27, 2003 and September 28, 2002, and the for each of the three years in the period ended September 27, 2003 have been audited by Joseph Decosimo and Company, LLC, independent accountants, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the change in accounting resulting from the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets) appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-2 with the SEC in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet web site at http://www.sec.gov.

      This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

      The SEC allows us to incorporate by reference into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the SEC will update and supersede this information.

      We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 27, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 27, 2004; and

•	each of our four Current Reports on Form 8-K for June 15, 2004;

      You may request a copy of these filings, at no cost, by contacting us at:

          Phoenix Footwear Group, Inc.

          5759 Fleet Street, Suite 220,
          Carlsbad, California 92008,
          (760) 602-9688
          Attention: Kenneth E. Wolf, Chief Financial Officer and Treasurer

      Notwithstanding the above, information that is “furnished to” the SEC shall not be deemed “filed with” the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to liability of that Section and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Phoenix Footwear Group, Inc.

Carlsbad, California.

      We have audited the accompanying consolidated balance sheets of Phoenix Footwear Group, Inc. and subsidiary as of December 27, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 27, 2003. Our audits also included the financial statement schedule II, Consolidated Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Phoenix Footwear Group, Inc. and subsidiary as of December 27, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ DELOITTE & TOUCHE LLP

San Diego, CA

February 6, 2004

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 27, 2003 AND DECEMBER 31, 2002

	2003	2002

CURRENT ASSETS:
Cash	$1,058,000	$1,265,000
Accounts receivable (less allowances of $1,026,000 in 2003 and $479,000 in 2002)	8,083,000	5,679,000
Inventories — net	12,717,000	6,662,000
Other receivable	530,000	316,000
Other current assets	803,000	185,000
Deferred income tax asset	—	297,000

Total current assets	23,191,000	14,404,000
PLANT AND EQUIPMENT — Net	1,623,000	1,499,000
OTHER ASSETS:
Other assets — net	115,000	158,000
Goodwill	5,178,000	1,645,000
Unamortizable intangibles	3,820,000	—
Intangible assets, net	1,766,000	—
Other receivable	718,000	1,248,000

Total other assets	11,597,000	3,051,000

TOTAL ASSETS	$36,411,000	$18,954,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,782,000	$1,872,000
Accrued expenses	1,077,000	1,164,000
Contingent liability	1,942,000	—
Notes payable — current	1,661,000	750,000
Liability to former stockholders	—	1,806,000
Deferred income tax	195,000	—
Income taxes payable	111,000	—

Total current liabilities	9,768,000	5,592,000
OTHER LIABILITIES:
Notes payable — noncurrent	4,941,000	2,250,000
Notes payable — line of credit	5,480,000	—
Deferred income tax liability	1,235,000	1,000,000

Total other liabilities	11,656,000	3,250,000

Total liabilities	21,424,000	8,842,000
Commitments and contingencies (Note 3)
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value — 50,000,000 shares authorized; 5,061,000 and 4,588,000 shares issued in 2003 and 2002, respectively	51,000	46,000
Additional paid-in-capital	11,190,000	8,081,000
Retained earnings	5,320,000	4,379,000

	16,561,000	12,506,000
Less: Treasury stock at cost, 603,000 and 998,000 shares in 2003 and 2002, respectively	(1,574,000)	(2,394,000)

Total stockholders’ equity	14,987,000	10,112,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$36,411,000	$18,954,000

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

	2003	2002	2001

NET SALES	$39,077,000	$36,161,000	$46,851,000
COST OF GOODS SOLD	22,457,000	22,397,000	31,439,000

GROSS PROFIT	16,620,000	13,764,000	15,412,000

OPERATING EXPENSES:
Selling, general and administrative expenses	12,696,000	9,661,000	11,917,000
Other expense — net	1,377,000	442,000	375,000

Total operating expenses	14,073,000	10,103,000	12,292,000

OPERATING INCOME	2,547,000	3,661,000	3,120,000
INTEREST EXPENSE	620,000	751,000	1,683,000

EARNINGS BEFORE INCOME TAXES	1,927,000	2,910,000	1,437,000
INCOME TAX EXPENSE	986,000	1,207,000	67,000

NET EARNINGS	$941,000	$1,703,000	$1,370,000

NET EARNINGS PER SHARE:
Basic	$0.24	$0.50	$0.44

Diluted	$0.22	$0.45	$0.41

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

	Common Stock		Additional		Treasury Stock
			Paid-In	Retained
	Shares	Amount	Capital	Earnings	Shares	Amount	Total

BALANCE — January 1, 2001	3,398,000	$4,246,000	$816,000	$1,306,000	(242,000)	$(470,000)	$5,898,000
Issuance of common stock	782,000	978,000	1,037,000				2,015,000
Unallocated shares held in the Company sponsored defined contribution plan					(782,000)	(2,015,000)	(2,015,000)
Purchases of treasury stock					(24,000)	(52,000)	(52,000)
Issuance of common stock options in consideration for debt and debt guarantees			236,000				236,000
Net earnings — 2001				1,370,000			1,370,000

BALANCE — December 31, 2001	4,180,000	5,224,000	2,089,000	2,676,000	(1,048,000)	(2,537,000)	7,452,000
Issuance of common stock	408,000	511,000	244,000				755,000
Purchases of treasury stock					(20,000)	(35,000)	(35,000)
Allocation of shares in Company sponsored defined contribution plan			59,000		70,000	178,000	237,000
Effect of change in par value		(5,689,000)	5,689,000
Net earnings — 2002				1,703,000			1,703,000

BALANCE — December 31, 2002	4,588,000	46,000	8,081,000	4,379,000	(998,000)	(2,394,000)	10,112,000
Issuance of common stock	35,000		34,000				34,000
Purchases of treasury stock					(58,000)	(201,000)	(201,000)
Allocation of shares in Company sponsored defined contribution plan			97,000		119,000	305,000	402,000
Retirement of treasury stock	(334,000)	(3,000)	(713,000)		334,000	716,000
Issuance of common stock in connection with acquisitions	772,000	8,000	3,691,000				3,699,000
Net earnings — 2003				941,000			941,000

BALANCE — December 27, 2003	5,061,000	$51,000	$11,190,000	$5,320,000	(603,000)	$(1,574,000)	$14,987,000

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$941,000	$1,703,000	$1,370,000
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	317,000	266,000	710,000
Provision for losses on accounts receivable	252,000	142,000	517,000
Write-off of non-trade receivable	163,000	—	—
Allocation of shares in defined contribution plan	402,000	237,000	—
Loss on impairment of assets	—	338,000	—
Loss on pension plan termination, net of excise tax	—	—	1,357,000
Noncash debt issuance expense	—	—	49,000
Loss (Gain) on sale of property and equipment	8,000	—	(142,000)
Gain on sale of slipper brands	—	—	(1,196,000)
Changes in assets and liabilities (net of effect of acquisitions):
(Increase) decrease in:
Accounts receivable	1,288,000	2,376,000	5,887,000
Inventories	(2,272,000)	3,791,000	1,026,000
Other receivable	300,000	129,000	—
Other current assets	(1,204,000)	19,000	(10,000)
Other noncurrent assets	48,000	—	9,000
Deferred income tax asset/liability	727,000	699,000	46,000
Prepaid pension	—	—	(124,000)
Increase (decrease) in:
Accounts payable	2,435,000	286,000	(7,572,000)
Accrued expenses	(1,428,000)	(99,000)	210,000
Liability to former stockholders	(1,806,000)	—	—
Income taxes payable	111,000	—	(883,000)

Net cash provided by operating activities	282,000	9,887,000	1,254,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(326,000)	(309,000)	(18,000)
Proceeds from disposal of property and equipment	457,000	76,000	212,000
Proceeds from other receivable	—	1,578,000	—
Proceeds from pension plan termination, net	—	—	362,000
Proceeds from sale of slipper brands	—	—	1,485,000
Acquisitions, net of cash acquired	(7,925,000)	—	—

Net cash provided (used) by investing activities	(7,794,000)	1,345,000	2,041,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (payments) borrowings on note payable — line of credit	3,979,000	(8,200,000)	(4,300,000)
Proceeds from notes payable	4,500,000	2,728,000	3,850,000
Repayments of notes payable	(927,000)	(5,607,000)	(3,648,000)
Issuance of common stock	34,000	5,000	2,015,000
Purchases of treasury stock	(201,000)	(35,000)	(52,000)
Debt issuance and other costs	(80,000)	(19,000)	—

Net cash provided (used) by financing activities	7,305,000	(11,128,000)	(2,135,000)

NET INCREASE (DECREASE) IN CASH	(207,000)	104,000	1,160,000
CASH — Beginning of year	1,265,000	1,161,000	1,000

CASH — End of year	$1,058,000	$1,265,000	$1,161,000

(Continued)

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

	2003	2002	2001

SUPPLEMENTAL CASH FLOW INFORMATION —
Cash paid during the year for:
Interest	$862,000	$540,000	$1,605,000

Income taxes	$565,000	$567,000	$901,000

SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING AND FINANCING ACTIVITIES:
During 2002, a $750,000 note payable was converted into 204,000 shares of common stock.

During 2001, the Company sold slipper brand net assets for receivables of $3,271,000. In addition, the Company issued common stock options valued at $236,000 in consideration for debt and debt guarantees.

(Concluded)

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS — Phoenix Footwear Group, Inc. (the “Company”) is engaged primarily in the import and sale of men’s and women’s leisure footwear and apparel. Sales are made principally to retailers in the United States. During 2002 the Company changed its name from Daniel Green Company to Phoenix Footwear Group, Inc.

      The Company acquired H.S. Trask & Co. (“Trask”) on August 7, 2003 through the purchase of all the outstanding shares of Trask, a Bozeman, Montana based footwear company, for an aggregate purchase price of $6.4 million, including $2.9 million in cash, 699,980 shares of common stock valued at $3.2 million and $300,000 in acquisition related expenses. Trask is a provider of men’s dress and casual footwear. On October 31, 2003 the Company acquired Royal Robbins, Inc. (“Robbins”) through the purchase of all the outstanding shares of Robbins, a Modesto, California based apparel company, for an aggregate purchase price of $6.8 million, including $6.0 million in cash, 71,889 shares of common stock valued at $500,000 and $300,000 in acquisition related expenses, plus potential contingent earnout cash payments. The potential contingent earnout payments equal 25% of the Royal Robbins product line’s gross profit over the 12 month periods ended May 31, 2004 and 2005, respectively, so long as minimum gross profit thresholds are achieved. Robbins is engaged in the import and sale of casual and outdoor apparel. The results of Trask’s and Robbins’ operations have been included in the consolidated financial statements since the date of their respective acquisitions (see Note 5).

      On December 28, 2001, the Company sold its Daniel Green and L.B. Evans slipper brands to an unrelated third party for approximately $4.8 million. The recorded value of the net assets sold was approximately $3.6 million which included inventory, related other assets and a related liability. The sale price includes guaranteed, minimum royalty payments at a present value at the date of sale of approximately $1.7 million. At December 27, 2003, the balance due to the Company for the minimum royalty totaled approximately $1.2 million of which $530,000 is classified as a current other receivable in the accompanying 2003 consolidated balance sheet. The remaining balance of $718,000, which is to be received over the next two fiscal years, is included as a noncurrent other receivable in the accompanying 2003 consolidated balance sheet. The Company also recorded a note receivable at the date of sale for approximately $1.6 million which was paid in 2002. This transaction resulted in a gain of approximately $1.2 million which is included within the account classification entitled other expense, net in the accompanying 2001 consolidated statement of operations (see Note 10).

      On March 30, 2000, the Company purchased all of the outstanding shares of Penobscot Shoe Company (“Penobscot”) from Riedman Corporation, a related party, for approximately $18.2 million including direct costs of the acquisition. Penobscot was also engaged in the import and sale of footwear. The acquisition of Penobscot has been accounted for under the purchase method of accounting and accordingly, the operating results of Penobscot have been included in the Company’s consolidated financial statements since the date of acquisition. The allocation of the purchase price to the fair market value of assets and liabilities acquired was finalized in 2001 and totaled approximately $20.4 million and $4.0 million respectively. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired (“goodwill”) was approximately $1.9 million.

      STOCK SPLIT — On May 22, 2003, the Board of Directors authorized a two-for-one stock split which became effective on June 12, 2003. All references in these consolidated financial statements and notes related to numbers of shares and per share amounts have been restated to reflect the effect of the stock split.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      PRINCIPLES OF CONSOLIDATION — The consolidated financial statements consist of Phoenix Footwear Group, Inc. and its wholly-owned subsidiaries, Penobscot Shoe Company, H.S. Trask & Co. and Royal Robbins, Inc. Intercompany accounts and transactions have been eliminated in consolidation.

      ACCOUNTING PERIOD — Effective January 1, 2003, the Company changed its year-end to a fiscal year that is the 52- or 53-week period ending the Saturday nearest to December 31st.

      ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVENTORIES, net — Inventories are stated at the lower of cost or market net of reserve for obsolescence. Cost is determined on a first-in, first-out basis. Inventories consist of finished goods. The reserve for obsolete inventory was $878,000 and $484,000 as of December 27, 2003 and December 31, 2002, respectively.

      PLANT AND EQUIPMENT, net — Plant and equipment is stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to earnings as incurred. Replacements of significant items and major renewals and betterments are capitalized. Depreciation is computed using estimated useful lives under the straight-line method as follows:

Buildings	20 years
Machinery and equipment	10 years
Computers	4 years
Vehicles	4 years
Furniture and fixtures	8 years

      OTHER ASSETS — Other assets consist primarily of deferred financing costs as of December 27, 2003 and December 31, 2002 which are being amortized over the term of the related debt instruments. Accumulated amortization as of December 27, 2003 and December 31, 2002 totaled $528,000 and $442,000, respectively.

      GOODWILL — Effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 discontinues the practice of amortizing goodwill and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators are encountered. The Company determined that there was no impairment of goodwill to be recorded during the years ended December 27, 2003 or December 31, 2002.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Actual results of operations for each of the three years in the period ended December 27, 2003 and as-adjusted results of operations for 2002 and 2001 had the nonamortization provisions of SFAS No. 142 been applied in those periods are as follows:

	2003	2002	2001

Net earnings:
As reported	$941,000	$1,703,000	$1,370,000
Goodwill amortization	—	—	204,000

As-adjusted	$941,000	$1,703,000	$1,574,000

Basic earnings per share:
As reported	$0.24	$0.50	$0.44
As-adjusted	$0.24	$0.50	$0.50
Diluted earnings per share:
As reported	$0.22	$0.45	$0.41
As-adjusted	$0.22	$0.45	$0.48

      ASSET IMPAIRMENTS — Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30. The Company periodically reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Identification of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value. The Company recorded an impairment loss of $84,000 during 2002 related to a property held for sale. This item are included within the account classification entitled other expense, net in the accompanying 2002 consolidated statement of operations (see Note 10).

      REVENUE RECOGNITION — Revenues are recognized when products are shipped as all risk of loss transfers to the Company’s customer upon shipment. Provisions for discounts, returns and other adjustments are provided for in the same period the related sales are recorded.

      SHIPPING AND HANDLING FEES AND COSTS — Amounts billed to customers related to shipping and handling are included in net sales. Related costs incurred are included in cost of goods sold.

      RESEARCH AND DEVELOPMENT COSTS — Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged to expense were $556,000 in 2003, $315,000 in 2002 and $229,000 in 2001 and are included in selling, general and administrative.

      INCOME TAXES — Income taxes are provided on the earnings in the consolidated financial statements. Deferred income taxes are provided to reflect the impact of “temporary differences” between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

      PER SHARE DATA — In addition to shares outstanding held by the public, the Company’s defined contribution 401(k) savings plan held approximately 603,000 shares as of December 27, 2003, which were issued during 2001 in connection with the termination of the Company’s defined benefit pension plan. These shares, while eligible to vote, are classified as treasury stock and therefore are not outstanding for purpose of determining per share earnings until the time that such shares are allocated to employee accounts. This

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocation is occurring over a seven year period which commenced in 2002 (See Note 4). Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted net earnings per share is calculated by dividing net earnings and the effect of assumed conversions by the weighted average number of common and, when applicable, potential common shares outstanding during the period. A reconciliation of the numerators and denominators of basic and diluted earnings per share is presented below.

	2003	2002	2001

Basic net earnings per share:
Net earnings	$941,000	$1,703,000	$1,370,000
Weighted average common shares outstanding	3,963,000	3,418,000	3,138,000
Basic net earnings per share	$0.24	$0.50	$0.44

Diluted net earnings per share:
Net earnings	$941,000	$1,703,000	$1,370,000
Interest on convertible debt	—	17,000	59,000

Net earnings and effect of assumed conversions	$941,000	$1,720,000	$1,429,000

Weighted average common shares outstanding	3,963,000	3,418,000	3,138,000
Effect of stock options outstanding	387,000	262,000	2,000
Effect of convertible debt	—	102,000	304,000

Weighted average common and potential common shares outstanding	4,350,000	3,782,000	3,444,000

Diluted net earnings per share	$0.22	$0.45	$0.41

      Options to purchase shares of common stock which totaled 200,000, 177,500, and 146,240 in 2003, 2002 and 2001, respectively, were not included in the computation of diluted earnings (loss) per share as the effect would be anti-dilutive.

      CONCENTRATION OF CREDIT RISK — Financial instruments that potentially subject the Company to credit risks consist primarily of accounts receivable and other receivables. Companies in the retail industry comprise a significant portion of the accounts receivable balance; collateral is not required. The Company monitors its exposure for credit losses on all receivables and maintains allowances for anticipated losses. Two of our largest customers in the aggregate constituted 20% and 21% of trade accounts receivable outstanding at December 27, 2003 and December 31, 2002, respectively. Our inability to collect on our trade accounts receivable from any of our major customers could adversely affect our business or financial condition.

      FAIR VALUE OF FINANCIAL INSTRUMENTS — The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of short-term instruments approximates their recorded values due to the short-term nature of the instruments. The fair value of long-term debt instruments approximates their recorded values primarily due to interest rates approximating current rates available for similar instruments.

      STOCK-BASED COMPENSATION — In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted in

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

those standards, the Company has elected to continue to follow recognition provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock-based compensation. No employee stock-based compensation expense was recorded for the years ended December 27, 2003 and December 31, 2002, and 2001.

      Pro forma information regarding the Company’s net earnings and related per share amounts as required by SFAS No. 123 and SFAS No. 148 are as follows:

	2003	2002	2001

Net earnings:
As reported	$941,000	$1,703,000	$1,370,000
Pro forma	$518,000	$1,463,000	$1,339,000
Basic net earnings per share:
As reported	$0.24	$0.50	$0.44
Pro forma	$0.13	$0.43	$0.43
Diluted net earnings per share:
As reported	$0.22	$0.45	$0.41
Pro forma	$0.12	$0.39	$0.41

      SEGMENTS — The Company operates in one financial reporting segment, footwear and apparel. In addition, the Company’s internal reporting does not make it practicable to provide information on net sales earned from different styles of footwear and apparel or from different geographic locations. Long-lived assets are entirely located in the United States. Sales to one customer in 2003 totaled approximately $4.3 million or 11% of the Company’s net sales in 2003. Sales to one customer in 2002 totaled approximately $4.3 million or 12% of the Company’s net sales in 2002. Sales to one customer in 2001 totaled approximately $5.2 million or 11% of the Company’s net sales in 2001. Ten major customers represented approximately 39% and 34% of net sales in 2003 and 2002, respectively; most of these same customers represented 38% of net sales in 2001. Due to the uncertain nature of the retail industry, the loss of any one or more of these customers could have a material adverse effect on the Company’s business.

      RECLASSIFICATIONS — Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the classifications used in 2003.

2.	PLANT AND EQUIPMENT, net

      Plant and Equipment as of December 27 and December 31, respectively, consisted of the following:

	2003	2002

Land and buildings	$688,000	$1,215,000
Machinery, furniture and equipment	560,000	313,000
Leasehold improvements	211,000	—
Computers	1,034,000	703,000
Vehicles	76,000	47,000

	2,569,000	2,278,000
Less accumulated depreciation	946,000	779,000

Plant and equipment — net	$1,623,000	$1,499,000

      Depreciation expense for the years ended December 27, 2003, December 31, 2002 and 2001 totaled $259,000, $153,000 and $246,000, respectively.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	COMMITMENTS AND CONTINGENCIES

      The Company leases office facilities under operating lease agreements which expire through December 2006:

Future minimum commitments under the lease agreements are as follows:

Year ending December:
2004	$484,000
2005	349,000
2006	219,000

$1,052,000

      Total rent expense for the year ended December 27, 2003 was $231,000 and was zero for the years ended December 31, 2002 and 2001.

4.	BENEFIT PLANS

     DEFINED BENEFIT PENSION PLAN

      During 2001, the Company completed the termination of the Penobscot defined benefit pension plan. On the date of termination, the surplus from the plan totaling $2.4 million was less than the carrying value of the prepaid pension cost asset of $3.7 million, resulting in a loss of $1.4 million. The loss was increased by an excise tax totaling $357,000, which resulted in a total loss on this transaction totaling $1.7 million. This amount is included within the account classification entitled other expense, net in the 2001 consolidated statement of operations (see Note 10).

      The Plan covered substantially all employees and it was the Company’s policy to fund retirement costs as accrued. The net pension income for 2001 included the following components:

2001

Interest cost	$(106,000)
Actual return on plan assets	237,000
Amortization of loss	(7,000)

Net pension income	$124,000

     DEFINED CONTRIBUTION PLAN

      The Company has a defined contribution 401(k) savings plan (“the Plan”) covering substantially all employees of the Company. Following the termination of the defined benefit pension plan, the net cash surplus of $2.0 million was contributed to the Plan. Subsequently, the Plan acquired 782,000 shares of the Company’s common stock at a price per share of $2.58, which was based on an independent appraisal. The unallocated shares in the Plan have been classified as treasury stock in stockholders’ equity. Compensation expense is recognized as the shares are allocated to the participants which is expected to occur over a seven-year period which began in 2002. The amount allocated to participants during the years ended December 27, 2003 and December 31, 2002 was $402,000 (119,000 shares) and $237,000 (70,000 shares), respectively. In addition, the Company’s matching contribution to the Plan totaled $24,000, $59,000, and $27,000 in 2003, 2002 and 2001, respectively. The Company terminated the matching contribution during 2003.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	ACQUISITIONS

      On August 7, 2003, we acquired the H.S. Trask footwear brand and rights to the Ducks Unlimited footwear brand through the purchase of all the outstanding shares of H.S. Trask & Co., a Bozeman, Montana based men’s footwear company, for an aggregate purchase price of $6.4 million, including $2.9 million in cash, 699,980 shares of common stock valued at $3.2 million and $300,000 in acquisition related expenses. The value of the 699,980 shares of common shares issued was determined based on the average closing market price of the Company’s common shares over the 3-day period before the terms of the acquisition were agreed to and announced. The results of Trask’s operations have been included in the consolidated financial statements since that date. Trask is a provider of men’s dress and casual footwear and the acquisition allows the Company to compete in the men’s casual footwear market.

      The following table summarizes the preliminary allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at August 7, 2003, the date of acquisition. The preliminary purchase price allocation is subject to refinement based upon management’s final conclusions.

Current assets	$4,320,000
Property, plant and equipment	15,000
Intangible assets, subject to amortization	794,000
Goodwill and unamortizable intangibles	3,804,000

Total assets acquired	8,933,000
Current liabilities	(2,522,000)

Net assets acquired	$6,411,000

      Of the $4.6 million of acquired goodwill and intangible assets, $1.2 million was preliminarily allocated to registered trademarks and tradenames that are not subject to amortization. Intangible assets totaling $794,000 which are subject to amortization have a weighted-average useful life of approximately 9 years. The intangible assets subject to amortization include wholesale customer list of $700,000 (ten year weighted-average useful life), retail customer list of $46,000 (five year weighted-average useful life), non-compete agreement of $23,000 (two year weighted-average useful life) and website of $25,000 (five year weighted-average useful life).

      On October 31, 2003, we acquired the Royal Robbins apparel brand through the purchase of all the outstanding shares of Royal Robbins, Inc. a Modesto, California based apparel company, for an aggregate purchase price of $6.8 million, including $6.0 million in cash, 71,889 shares of common stock valued at $500,000 and $300,000 in acquisition related expenses, plus potential contingent earnout cash payments. The potential contingent earnout payments equal 25% of the Royal Robbins product line’s gross profit over the 12 month periods ended May 31, 2004 and 2005, respectively, so long as minimum gross profit thresholds are achieved. The value of the 71,889 common shares issued was determined based on the average market price of the Company’s common shares over the 10-day trading period ending on the second to last day prior to the closing date of the acquisition. Robbins is engaged in the import and sale of casual and outdoor apparel.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the preliminary allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at October 31, 2003, the date of acquisition. The preliminary purchase price allocation is subject to refinement based upon management’s final conclusions.

Current assets	$4,449,000
Property, plant and equipment	513,000
Other assets	6,000
Intangible assets, subject to amortization	1,031,000
Goodwill and unamortizable intangibles	3,548,000

Total assets acquired	9,547,000
Current liabilities	(825,000)
Contingent liability	(1,942,000)

Net assets acquired	$6,780,000

      Of the $4.6 million of acquired goodwill and intangible assets, $2.6 million was preliminarily allocated to registered trademarks and tradenames that are not subject to amortization. Intangible assets totaling $1.0 million which are subject to amortization have a weighted-average useful life of approximately 11 years. The intangible assets subject to amortization include wholesale customer list of $766,000 (thirteen year weighted-average useful life), non-compete agreement of $250,000 (five year weighted-average useful life) and website of $15,000 (five year weighted-average useful life). SFAS No. 141, Business Combinations, requires the Company to record $1.9 million of contingent liability which reflects the potential payments the Company may be required to make in connection with the earnout. Amounts greater or less than the contingent liability recorded will result in an adjustment to goodwill.

      The following table summarizes supplemental statement of income information on an unaudited pro forma basis as if the acquisitions of Trask and Robbins had occurred on January 1, 2001.

	2003	2002	2001

Pro forma net sales	$58,808,000	$61,390,000	$73,618,000

Pro forma net income	$1,468,000	$1,018,000	$780,000

Basic Pro forma net income per share	$0.33	$0.24	$0.20

Diluted Pro forma net income per share	$0.30	$0.22	$0.19

6.	DEBT

      LONG TERM DEBT — LESS CURRENT INSTALLMENTS — The Company has a loan agreement which consists of a revolving line of credit (“revolver”) and a term loan facility in the amount of $6.8 million. Under the terms of the agreement, the borrowing base for the revolver is based on certain balances of accounts receivable and inventory, as defined in the agreement. The maximum credit amount under the revolver is $15.0 million during the months of June through the following January and $18.0 million during the months from February through the following May, reduced by a $2.0 million amortized term loan and outstanding letters of credit. The revolver expires on May 1, 2006 and has an interest rate of LIBOR plus 275 basis points (LIBOR with a 90 day maturity was 1.17% on December 27, 2003) or the prime rate plus .25% (prime was 4.0% at December 27, 2003). Effective June 30, 2004, the interest rate ranges from LIBOR plus 175 to 300 basis points depending on the level of the Company’s debt to earnings ratio. The revolver is secured by accounts receivable, inventory and equipment. The term loans, which are subject to similar interest rate changes as the revolver, are payable through 2008 and are also secured by accounts receivable, inventory

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and equipment. The balance owed under the Company’s revolving line of credit as of December 27, 2003 and December 31, 2002 totaled $5.5 million and $-0-, respectively.

      The Company had a note payable to a major stockholder which was converted at the stockholder’s option into 407,608 shares of the Company’s common stock in 2002.

      Long-term debt as of December 27, 2003 and December 31, 2002 consisted of the following:

	2003	2002

Revolving line of credit to bank; secured by accounts receivable, inventory and equipment; interest due monthly at LIBOR plus 275 basis points	$5,000,000	$—
Revolving line of credit to bank; secured by accounts receivable, inventory and equipment; interest due monthly at Prime plus .25%	480,000	—
Term loan payable to bank in annual installments of $750,000 through 2006, interest due monthly at LIBOR plus 300 basis points	2,250,000	3,000,000
Term loan payable to bank in quarterly installments of $150,000 through 2008, interest due monthly at LIBOR plus 300 basis points	2,850,000	—
Term loan payable to bank in monthly installments of $25,000 through 2008, interest due monthly at LIBOR plus 300 basis points	1,475,000	—
Note payable to financial institution; collateralized by vehicle; interest at 0%; principal payable $493 monthly; remaining principal balance due July 2007	21,000	—
Note payable to financial institution; collateralized by vehicle; interest at 4.9%; principal payable $574 monthly; remaining principal balance due May 2004	3,000	—
Note payable to financial institution; collateralized by vehicle; interest at 6.9%; principal payable $551 monthly; remaining principal balance due May 2004	3,000	—

	12,082,000	3,000,000
Less: current portion	1,661,000	750,000

Noncurrent portion	$10,421,000	$2,250,000

      The aggregate principal payments of notes payable are as follows:

2004	$1,661,000
2005	1,656,000
2006	7,136,000
2007	903,000
2008	726,000

Total	$12,082,000

      The line of credit and the note payable to bank contain certain financial covenants relative to average borrowed funds to earnings ratio, net income, current ratio, and cash flow coverage. In addition, the payment or declaration of dividends and distributions is prohibited unless a written consent from the lender is received.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INCOME TAXES

      Income tax expense consists of:

	2003	2002	2001

Current:
Federal	$477,000	$440,000	$8,000
State	172,000	68,000	13,000

	649,000	508,000	21,000

Deferred:
Federal	185,000	609,000	40,000
State	152,000	90,000	6,000

	337,000	699,000	46,000

Total	$986,000	$1,207,000	$67,000

      The difference between tax computed at the statutory federal income tax rate and the Company’s reported tax expense is as follows:

	2003	2002	2001

Expense at statutory rate	$655,000	$990,000	$489,000
State and other taxes — net of federal tax benefit	137,000	104,000	12,000
Items not deductible	151,000	66,000	198,000
Change in tax rate	24,000	—	—
Change in valuation allowance	—	(60,000)	(647,000)
Other	19,000	107,000	15,000

Income tax expense	$986,000	$1,207,000	$67,000

      As of December 27, 2003, the Company has approximately $233,000 of federal net operating loss carryforwards which begin to expire in 2023. The Company has approximately $766,000 of net operating loss carryforwards available for New York State tax purposes, which begin to expire in 2018. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Components of the Company’s deferred income tax asset (liability) as of December 27, 2003 and December 31, 2002 are as follows:

	2003

	Current	Noncurrent

ASSETS
Non-deductible bad debt reserves	$438,000	$—
Inventory	—	63,000
Other accruals	206,000	167,000
Net operating loss carryforwards	—	82,000

LIABILITIES
Installment sale gain	(171,000)	(287,000)
Pension	(668,000)	—
Depreciation	—	(515,000)
Purchased intangibles	—	(745,000)

Deferred income tax liability	$(195,000)	$(1,235,000)

	2002

	Current	Noncurrent

ASSETS
Non-deductible bad debt reserves	$206,000	$—
Inventory	91,000
Other accruals	—	109,000
Net operating loss carryforwards	—	4,000
Compensation	—	52,000
AMT credit carryforward	—	49,000
Charitable contribution	—	110,000

LIABILITIES
Installment sale gain	—	(689,000)
Pension	—	(204,000)
Depreciation	—	(431,000)
	—

Deferred income tax asset (liability)	$297,000	$(1,000,000)

8.	LIABILITY TO FORMER STOCKHOLDERS

      The accompanying consolidated balance sheet as of December 31, 2002 includes an obligation of approximately $1.8 million and accrued interest of $280,000 to dissenting stockholders of Penobscot Shoe Company. This liability arose prior to the acquisition of Penobscot and was assumed by the Company. On May 30, 2003 the Company received from the Superior Court in Penobscot County, Maine its decision which stated dissenting Penobscot stockholders are entitled to $7.94 common share, which represents $2.06 more per share than the amount the Company paid at the time of the acquisition. Additionally, the ruling granted interest to the dissenting stockholders bringing the total judgment to $3.1 million. As a result, during fiscal 2003 the Company recorded in Other expense, net $733,000 of litigation related legal and settlement expenses

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and $376,000 of interest expense. The Company used $500,000 in cash and increased its notes payable — line of credit in the amount of $2.6 million to pay the settlement.

9.	STOCKHOLDERS’ EQUITY

      On May 22, 2003, the Board of Directors authorized a two-for-one stock split which became effective on June 12, 2003. All references in these consolidated financial statements and notes related to numbers of shares and per share amounts have been restated to reflect the effect of the stock split.

      During 2002, the Company approved a change in the par value of common stock from $1.25 to $.01. As a result, the common stock dollar amount decreased $5.7 million with a corresponding increase to additional paid-in capital of $5.7 million.

      The Company has two plans, the 2001 Long-Term Incentive Plan and the 1995 Stock Incentive Plan. No shares are available for grant under the 1995 Stock Incentive Plan at December 27, 2003. Under the 2001 Plan, awards in the form of stock options, stock appreciation rights or stock awards may be granted to employees and directors of the Company and persons who provide consulting or other services to the Company deemed by the Board of Directors to be of substantial value to the Company. Options may also be granted as part of an employment offer. The Company has reserved 1,000,000 shares of its common stock for issuance under the Plan. In addition to the options outstanding under the Plan, the Company has granted options to two separate major stockholders in consideration for debt or debt guarantees. Options outstanding and exercisable under these arrangements totaled 398,000 as of December 27, 2003 and 400,000 as of December 31, 2002 and 2001. The Plan is administered by the compensation committee of the Board of Directors.

      The stock option activity for the years ended December 27, 2003 and December 31, 2002 and 2001 is as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	2003	Price	2002	Price	2001	Price

Options outstanding, beginning of year	756,000	$2.46	578,000	$1.97	282,000	$2.10
Options granted	332,000	$4.97	180,000	$4.15	314,000	$1.85
Options exercised	(33,000)	$1.77	(2,000)	$3.63	—	—
Options cancelled	(9,000)	$2.57	—	—	(18,000)	$1.78

Options outstanding — end of year	1,046,000	$3.28	756,000	$2.46	578,000	$1.97

Options exercisable — end of year	722,000	$2.50	702,000	$2.59	490,000	$2.01

      The outstanding options as of December 27, 2003 have an exercise price ranging from $1.73-$7.05 per share and expire at various dates through November 2013.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about stock options outstanding and exercisable at December 27, 2003.

	Options Outstanding			Options Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable at	Average
Range of Exercise Price	December 31, 2003	Contractual Life	Exercise Price	December 31, 2003	Exercise Price

$1.73 to $1.84	296,000	7.36 years	$1.77	296,000	$1.77
$2.03 to $3.65	500,000	7.88 years	$2.86	368,000	$2.68
$4.45 to $5.80	165,000	8.93 years	$5.38	58,000	$5.13
$6.77 to $7.05	85,000	9.88 years	$6.99	—	—

	1,046,000	8.19 years	$3.28	722,000	$2.50

      All stock options are granted with an exercise price equal to the fair market value of the Company’s common stock at the grant date. The weighted average fair value of the stock options granted was $3.02, $2.69, and $1.08 for fiscal 2003, 2002, and 2001, respectively. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003: risk-free interest rate of 3.92%; expected dividend yield of 0%; expected life of 9.4 years; and expected volatility of 44%. In 2002, the assumptions were: risk-free interest rate of 4.46%; expected dividend yield of 0%; expected life of 8.9 years; and expected volatility of 38%. In 2001, the assumptions were: risk-free interest rate of 4.96%; expected dividend yield of 0%; expected life of 8.4 years; and expected volatility of 25%. Stock options generally expire ten years from the date of grant with one-third becoming exercisable on each anniversary of the grant date.

10.	OTHER EXPENSE, NET

      Other expense, net consists primarily of the following for the year ended December 27, 2003: non-capitalized acquisition costs of $394,000 associated with the discontinued Antigua Enterprises acquisition effort and successful H.S. Trask & Co. and Royal Robbins, Inc. acquisitions; relocation costs of $354,000 associated with the relocation of the Company’s corporate headquarters from Old Town, Maine to Carlsbad, California; litigation costs and expenses totaling $733,000 associated with the dissenting Penobscot stockholders settlement, the write-off of non-trade receivables totaling $163,000, and asset disposal charges and other expenses totaling $18,000. These amounts were partially offset by an excise tax refund of $285,000 associated with the 2001 Penobscot pension plan reversion.

      Other expense, net consists primarily of the following for the year ended December 31, 2002: loss of $254,000 on the sale of property; impairment of $84,000 on a building held for sale in Maine and a write-off of $104,000 of a receivable associated with the sale of the Company’s slipper brands in 2001.

      Other expense, net consists primarily of the following for the year ended December 31, 2001: the gain of $1.2 million as a result of the sale of the Company’s slipper brands as described in Note 1; the loss of $1.7 million as a result of the termination of the Penobscot defined benefit pension plan as described in Note 4 and; a net gain on the sale of property of $142,000.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our consolidated financial position or results from operations.

      Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. The adoption of this standard did not have a material impact on our consolidated financial position or results from operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 on January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on our consolidated financial position or results from operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial position or results from operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our consolidated financial position or results from operations. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002 and did not have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, which was revised December 2003. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation generally applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after March 15, 2004. The application of this Interpretation is not expected to have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. The statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends Statement No. 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to Statement No. 133, in connection with other Board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of this Statement did not have a material impact on the Company’s consolidated financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The adoption of this Statement did not have a material impact on the Company’s consolidated financial position or results of operations.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Schedule II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 27, 2003, December 31, 2002 and 2001

			Valuation
	Allowance for	Reserve for	Allowance for
	Doubtful	Obsolete	Deferred Tax
Period	Accounts	Inventory	Assets

	(In thousands)
Balance, December 31, 2000	$2,249	$1,862	$707
Provision	2,677	1,705	—
Write-off, disposal, costs and other	(3,458)	(2,826)	(647)

Balance, December 31, 2001	$1,468	$741	$60
Provision	1,327	1,814	—
Write-off, disposal, costs and other	(2,316)	(2,071)	(60)

Balance, December 31, 2002	$479	$484	—

Provision	738	883	—
Write-off, disposal, costs and other	(191)	(489)	—

Balance, December 27, 2003	$1,026	$878	—

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	March 27,	December 27,
	2004	2003

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$—	$1,058,000
Accounts receivable (less allowances of $868,000 in 2004 and $1,026,000 in 2003)	14,755,000	8,083,000
Inventories — net	11,969,000	12,717,000
Other receivable	695,000	530,000
Other current assets	1,556,000	803,000

Total current assets	28,975,000	23,191,000
PLANT AND EQUIPMENT — Net	1,964,000	1,623,000
OTHER ASSETS:
Other assets — net	72,000	115,000
Goodwill	5,232,000	5,178,000
Unamortizable intangibles	3,820,000	3,820,000
Intangible assets, net	1,715,000	1,766,000
Other receivable	189,000	718,000

Total other assets	11,028,000	11,597,000

TOTAL ASSETS	$41,967,000	$36,411,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,590,000	$4,782,000
Accrued expenses	1,247,000	1,077,000
Contingent liability	1,942,000	1,942,000
Notes payable — current	1,661,000	1,661,000
Deferred income tax	195,000	195,000
Income taxes payable	742,000	111,000

Total current liabilities	11,377,000	9,768,000
OTHER LIABILITIES:
Notes payable — noncurrent	4,713,000	4,941,000
Note payable, line of credit	7,580,000	5,480,000
Deferred income tax liability	1,235,000	1,235,000

Total other liabilities	13,528,000	11,656,000

Total liabilities	24,905,000	21,424,000
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value — 50,000,000 shares authorized; 5,098,000 and 5,061,000 shares issued in 2004 and 2003, respectively	51,000	51,000
Additional paid-in-capital	11,835,000	11,190,000
Retained earnings	6,556,000	5,320,000

	18,442,000	16,561,000
Less: Treasury stock at cost, 500,000 and 603,000 shares in 2004 and 2003, respectively	(1,380,000)	(1,574,000)

Total stockholders’ equity	17,062,000	14,987,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$41,967,000	$36,411,000

See notes to consolidated condensed financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended

	March 27,	March 29,
	2004	2003

NET SALES	$18,638,000	$9,207,000
COST OF GOODS SOLD	10,492,000	5,187,000

GROSS PROFIT	8,146,000	4,020,000

OPERATING EXPENSES:
Selling, general and administrative expenses	5,811,000	2,853,000
Other expense — net	34,000	476,000

Total operating expenses	5,845,000	3,329,000

OPERATING INCOME	2,301,000	691,000
INTEREST EXPENSE	170,000	66,000

EARNINGS BEFORE INCOME TAXES	2,131,000	625,000
INCOME TAX PROVISION	895,000	250,000

NET EARNINGS	$1,236,000	$375,000

NET EARNINGS PER SHARE (Note 2)
Basic	$0.27	$0.10

Diluted	$0.24	$0.10

SHARES OUTSTANDING:
Basic	4,533,466	3,666,188

Diluted	5,108,598	3,863,136

See notes to consolidated condensed financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended

	March 27,	March 29,
	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$1,236,000	$375,000
Adjustments to reconcile net earnings to net cash used by operating activities:
Depreciation and amortization	164,000	48,000
Allocation of shares in defined contribution plan	854,000	402,000
Loss on sale of property and equipment	—	8,000
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	(6,672,000)	(1,486,000)
Inventories — net	748,000	(1,211,000)
Other current receivable	(165,000)	(229,000)
Other current assets	(753,000)	(601,000)
Other noncurrent assets	571,000	542,000
Increase (decrease) in:
Accounts payable	544,000	1,414,000
Accrued expenses	116,000	(12,000)
Income taxes payable	631,000	159,000

Net cash used by operating activities	(2,726,000)	(591,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(454,000)	(39,000)
Proceeds from disposal of property and equipment	—	457,000

Net cash provided (used) by investing activities	(454,000)	418,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on note payable — line of credit	2,100,000	—
Repayments of notes payable	(228,000)	—
Bank overdraft	265,000	—
Issuance of common stock	85,000	52,000
Purchases of treasury stock	(100,000)	(129,000)

Net cash provided (used) by financing activities	2,122,000	(77,000)

NET DECREASE IN CASH	(1,058,000)	(250,000)
CASH — Beginning of period	1,058,000	1,265,000

CASH — End of period	$—	$1,015,000

SUPPLEMENTAL CASH FLOW INFORMATION —
Cash paid during the period for:
Interest	$169,000	$43,000

Income taxes	$264,000	$45,000

See notes to consolidated condensed financial statements.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Description of Business and Summary of Significant Accounting Policies

1.     Basis of Presentation

      The accompanying unaudited consolidated condensed financial statements of Phoenix Footwear Group, Inc. (the “Company”) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments which are of a normal recurring nature, necessary for fair presentation have been included in the accompanying financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 27, 2003. The results of operations for the three months ended March 27, 2004, or for any other interim period, are not necessarily indicative of the results that may be expected for the full year.

      On May 22, 2003, the Board of Directors authorized a two-for-one stock split which became effective on June 12, 2003. All references in these consolidated financial statements and notes related to numbers of shares and per share amounts have been restated to reflect the effect of the stock split.

Principles of Consolidation

      The consolidated financial statements consist of Phoenix Footwear Group, Inc. and its wholly owned subsidiaries, Penobscot Shoe Company (“Penobscot”), H.S. Trask & Co (“Trask”) and Royal Robbins, Inc. (“Robbins”). Intercompany accounts and transactions have been eliminated in consolidation.

Accounting Period

      Effective January 1, 2003, the Company changed its year-end to a fiscal year that is the 52- or 53-week period ending the Saturday nearest to December 31st. The first quarter consisted of the 13 weeks ended March 27, 2004.

2.	Goodwill and Intangible Assets

      Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result of adopting SFAS No. 142, the Company’s goodwill and certain intangible assets are no longer amortized, but are subject to an annual impairment test. The following sets forth the intangible assets by major asset class:

		March 27, 2004			December 27, 2003
	Useful
	Life		Accumulated	Net Book		Accumulated	Net Book
	(Years)	Gross	Amortization	Value	Gross	Amortization	Value

Non-amortizing:
Trademarks and tradenames(1)		$3,820,000	$—	$3,820,000	$3,820,000	$—	$3,820,000
Amortizing:
Customer lists(2)	5-13	1,513,000	78,000	1,435,000	1,513,000	43,000	1,470,000
Other(3)	2-5	311,000	31,000	280,000	311,000	15,000	296,000

Total intangible assets		$1,824,000	$109,000	$1,715,000	$1,824,000	$58,000	$1,766,000

(1)	Acquired through acquisition transactions.

(2)	The gross balance of customer lists acquired during fiscal 2003 business acquisition transactions was $1.5 million as of March 27, 2004 and December 27, 2003, respectively. The accumulated amortization at March 27, 2004 and December 27, 2003, was $78,000 and $43,000, respectively.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

(3)	The gross balance of other intangibles acquired during fiscal 2003 business acquisition transactions was $311,000 as of March 27, 2004 and December 27, 2003, respectively. The accumulated amortization balance at March 27, 2004 and December 27, 2003, was $31,000 and $15,000, respectively.

      Intangible assets with definite lives are amortized using the straight-line method over periods ranging from 2 to 13 years. During the quarter ended March 27, 2004 and March 29, 2003, aggregate amortization expense was approximately $51,000 and $-0-, respectively. Amortization expense related to intangible assets at March 27, 2004 in each of the next five fiscal years and beyond is expected to be incurred as follows:

Remainder of 2004	$155,000
2005	205,000
2006	196,000
2007	196,000
2008	181,000
2009	129,000
Thereafter	653,000

$1,715,000

      Changes in goodwill during the quarter ended March 27, 2004 related to additional professional fees incurred in connection with our fiscal 2003 acquisitions.

3.	Accounts Payable

      Accounts payable at March 27, 2004 includes a cash overdraft amount of $265,000.

4.	Stock-Based Compensation

      The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation. Under APB Opinion No. 25, compensation expense is recognized when the market price of the stock underlying an award on the date of grant exceeds any related exercise price. No employee stock-based compensation expense was recorded for the quarters ended March 27, 2004 and March 29, 2003. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and SFAS No. 148 are as follows:

	Three Months Ended

	March 27,	March 29,
	2004	2003

Net earnings, as reported	$1,236,000	$375,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(582,000)	(112,000)

Pro forma net earnings	$654,000	$263,000

Earnings per common share:
Basic — as reported	$0.27	$0.10
Basic — pro forma	$0.14	$0.07
Diluted — as reported	$0.24	$0.10
Diluted — pro forma	$0.13	$0.07

      The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense as the options vest and additional options may be

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

granted in future years. The weighted average fair value of the stock options granted was $4.82 and $2.05 for the quarters ended March 27, 2004 and March 29, 2003, respectively. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended

	March 27,	March 29,
	2004	2003

Dividend yield	0%	0%
Expected volatility	43.5%	43.4%
Risk free interest rates	3.91%	4.47%
Expected lives	9.6 years	9.1 years

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of grants under the Company’s employee stock-based compensation plans.

5.	Per Share Data

      In addition to shares outstanding held by the public, the Company’s defined contribution 401(k) savings plan held approximately 500,000 shares as of March 27, 2004, which were issued during 2001 in connection with the termination of the Company’s defined benefit pension plan. These shares, while eligible to vote, are classified as treasury stock and therefore are not outstanding for purpose of determining per share earnings until the time that such shares are allocated to employee accounts. This allocation is occurring over a seven-year period which commenced in 2002. During the first quarter of 2004, approximately 114,000 shares were allocated to the defined contribution 401(k) savings plan. Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted net earnings per share is calculated by dividing net earnings and the effect of assumed conversions by the weighted average number of common and, when applicable, potential common shares outstanding during the period. A reconciliation of the numerators and denominators of basic and diluted income per share is presented below.

	Three Months Ended

	March 27,	March 29,
	2004	2003

Basic net earnings per share:
Net earnings	$1,236,000	$375,000
Weighted average common shares outstanding	4,533,466	3,666,188
Basic net earnings per share	$0.27	$0.10

Diluted net earnings per share:
Net earnings	$1,236,000	$375,000
Weighted average common shares outstanding	4,533,466	3,666,188
Effect of stock options outstanding	575,132	196,948

Weighted average common and potential common shares outstanding	5,108,598	3,863,136
Diluted net earnings per share	$0.24	$0.10

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

6.	Debt

      The Company has a loan agreement which consists of a revolving line of credit (“revolver”) and a term loan facility in the amount of $6.8 million. Under the terms of the agreement, the borrowing base for the revolver is based on certain balances of accounts receivable and inventory, as defined in the agreement. As of March 27, 2004 the maximum credit amount under the revolver is $15.0 million during the months of June through the following January and $18.0 million during the months of February through the following May, reduced by a $2.0 million amortized term loan and outstanding letters of credit. The revolver expires on May 1, 2005 and has an interest rate of LIBOR plus 275 basis points (LIBOR with a 90 day maturity was 1.11% on March 27, 2004) or the prime rate plus .25% (prime was 4.0% at March 27, 2004). Effective June 30, 2004, the interest rate ranges from LIBOR plus 175 to 300 basis points depending on the level of the Company’s debt to earnings ratio. The revolver is secured by accounts receivable, inventory and equipment. The term loans, which are subject to similar interest rate changes as the revolver, are payable through 2008 and are also secured by account receivables, inventory and equipment. The term loans bear interest at a rate as selected by us, equal to LIBOR plus 300 basis points, or prime rate plus .375%.

      Long-term debt as of March 27, 2004 and December 27, 2003 consisted of the following:

	2004	2003

Revolving line of credit to bank; secured by accounts receivable, inventory and equipment; interest due monthly at LIBOR plus 275 basis points	$7,000,000	$5,000,000
Revolving line of credit to bank; secured by accounts receivable, inventory and equipment; interest due monthly at Prime plus .25%	580,000	480,000
Term loan payable to bank in annual installments of $750,000 through 2006, interest due monthly at LIBOR plus 300 basis points	2,250,000	2,250,000
Term loan payable to bank in quarterly installments of $150,000 through 2008, interest due monthly at LIBOR plus 300 basis points	2,700,000	2,850,000
Term loan payable to bank in monthly installments of $25,000 through 2008, interest due monthly at LIBOR plus 300 basis points	1,400,000	1,475,000
Note payable to financial institution; collateralized by vehicle; interest at 0%; principal payable $493 monthly; remaining principal balance due July 2007	20,000	21,000
Note payable to financial institution; collateralized by vehicle; interest at 4.9%; principal payable $574 monthly; remaining principal balance due May 2004	2,000	3,000
Note payable to financial institution; collateralized by vehicle; interest at 6.9%; principal payable $551 monthly; remaining principal balance due May 2004	2,000	3,000

	13,954,000	12,082,000
Less: current portion	1,661,000	1,661,000

Noncurrent portion	$12,293,000	$10,421,000

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

      The aggregate principal payments of notes payable are as follows:

2004	$1,661,000
2005	9,234,000
2006	1,656,000
2007	903,000
2008	500,000

Total	$13,954,000

      The line of credit and the note payable to bank contain certain financial covenants relative to average borrowed funds to earnings ratio, net earnings, current ratio, and cash flow coverage. In addition, the payment or declaration of dividends and distributions is prohibited unless a written consent from the lender is received.

7.	Other Expense — Net

      Other expense-net, of $34,000 for the quarter ended March 27, 2004 consists primarily of expenses incurred in connection with non-capitalizable acquisition activities. The prior year quarter expense of $476,000 consisted primarily of costs associated with the relocation of the Company’s corporate headquarters from Old Town, Maine to Carlsbad, California and the discontinued Antigua Enterprises acquisition effort. In accordance with Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the relocation costs have been recorded as incurred at their fair values for the quarter ended March 29, 2003.

UNAUDITED CONDENSED COMBINED CONSOLIDATED PRO FORMA

FINANCIAL DATA

      The following tables present our unaudited condensed combined consolidated pro forma financial data for the fiscal year ended December 27, 2003 and the three months ended March 27, 2004, and our pro forma as adjusted balance sheet as of March 27, 2004. The unaudited condensed combined consolidated pro forma statements of operations data for the fiscal year ended December 27, 2003, in the table below entitled “For the Year Ended December 27, 2003 — Pro Forma for 2003 Acquisitions,” combines the consolidated statement of operations of Phoenix Footwear for the fiscal year ended December 27, 2003 with:

•	the unaudited statement of income of Royal Robbins, and

•	the unaudited statement of operations of H.S. Trask,

in each case for the periods from January 1, 2003 through the respective dates of the acquisitions.

      The unaudited condensed combined consolidated pro forma statements of operations data for the fiscal year ended December 27, 2003, in the table below entitled “For the Year Ended December 27, 2003 — Pro Forma for 2003 Acquisitions, Altama Acquisition and the Offering,” combine the consolidated statement of operations of Phoenix Footwear for the fiscal year ended December 27, 2003 with:

•	the unaudited statement of income of Royal Robbins and the unaudited statement of operations of H.S. Trask, in each case for the periods from January 1, 2003 through the respective dates of the acquisitions; and

•	the audited statement of operations for Altama for its fiscal year ended September 27, 2003.

      The pro forma financial data for the three months ended March 27, 2004, in the table below entitled “As of and for the Three Months Ended March 27, 2004 — Pro Forma for Altama Acquisition and the Offering”, combines the unaudited balance sheet and statement of operations of Phoenix Footwear as of and for the three months ended March 27, 2004 with the unaudited balance sheet and statement of income of Altama as of and for the three months ended April 3, 2004. Certain reclassifications have been made to conform Royal Robbins’ and H.S. Trask’s historical and pro forma amounts to Phoenix Footwear’s financial statement presentation.

      We completed our acquisition of H.S. Trask & Co. on August 7, 2003. Our wholly-owned subsidiary, PFG Acquisition, Inc., purchased approximately 94% of the outstanding preferred stock of H.S. Trask in a cash tender offer for a price of $2.6 million on August 6, 2003. We then purchased the remaining preferred stock and all the common stock of H.S. Trask through a merger effected on August 7, 2003 between H.S. Trask and PFG Acquisition, Inc., in exchange for 699,980 shares of our common stock valued at $3.2 million, and additional cash consideration of $295,817. We also incurred $300,000 in acquisition related expenses. There were no significant differences between our accounting policies and those of H.S. Trask.

      We acquired all of the outstanding capital stock of Royal Robbins, Inc. on October 31, 2003. The stock was owned by three family trusts controlled by Royal Robbins’ Chairman and Chief Executive Officer, Dan J. Costa, and his immediately family. The purchase price for the stock was $6.8 million, payable in cash and 71,889 shares of our common stock valued at $500,000, and $300,000 in acquisition related expenses, plus potential earnout cash payments of 25% of Royal Robbins’ gross profit over its next two fiscal years ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved by the acquired business for each of these fiscal years.

      On June 15, 2004, we entered into a definitive stock purchase agreement to acquire all of the outstanding capital stock of Altama Delta Corporation. We have agreed to pay a purchase price of $39.0 million, plus a contingent earnout payment of $2.0 million. Payment of the purchase price at closing is to be made by delivery of $36.5 million in cash, and shares of our common stock valued at $2.5 million based on the average closing price during the 20-day trading period ending on the second-to-last day prior to the acquisition. We currently expect to pay the cash portion of the purchase price with the net proceeds from this offering, a $10.0 million term loan and approximately $1.6 million in new borrowings under our revolving line of credit. We have also agreed to pay Altama’s sole shareholder, Chairman and Chief Executive Officer, W. Whitlow Wyatt,

$2.0 million in consideration for a five-year covenant-not-to-compete and other restrictive covenants, and an annual consulting fee of $100,000 under a two-year consulting agreement. The cash portion of the purchase price is subject to adjustment in the amount of distributions in excess of 39.6% of Altama’s net operating profits and the book value of distributions of Altama’s real and related personal property located in Kiawah Island, South Carolina, and for any net amount Altama receives from a price adjustment claim it has made with the DoD.

      The unaudited condensed combined consolidated pro forma statement of operations is based on estimates and assumptions. These estimates and assumptions have been made solely for purposes of developing this pro forma information, which is presented for illustrative purposes only and is not necessarily indicative of the combined statements of operations or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The pro forma financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential costs savings, or one-time charges which may result from these transactions or the final result of valuations of inventories, property, plant and equipment, intangible assets, debt and other obligations. The information below does not include cost savings and operational synergies that we expect to achieve upon fully consolidating these acquisitions.

      This information should be read together with the audited and unaudited historical financial statements for us, Royal Robbins, H.S. Trask and Altama included in this prospectus. It should also be read with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

For the Year Ended December 27, 2003 — Pro Forma for 2003 Acquisitions

		Royal Robbins	H.S. Trask

		Period from	Period from			Pro Forma
		January 1, 2003	January 1, 2003			Phoenix
		to	to			Footwear and
		October 31,	August 7,	Pro Forma		2003
	Phoenix Footwear(1)	2003(2)	2003	Adjustments		Acquisitions

	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$39,077	$15,010	$4,971	—		$59,058
Cost of goods sold	22,457	7,411	2,994	—		32,862

Gross profit	16,620	7,599	1,977	—		26,196
Operating expenses:
Selling, general and administrative expenses	12,696	5,864	2,258	$149	(3)	20,967
Other expense, net	1,377	—	—	—		1,377

Total operating expenses	14,073	5,864	2,258	149		22,344

Operating income (loss)	2,547	1,735	(281)	(149)		3,852
Interest expense	620	138	19	221	(4)	998

Earnings (loss) before income taxes	1,927	1,597	(300)	(370)		2,854
Income tax expense (benefit)	986	612	(64)	(148	)(5)	1,386

Net earnings (loss)	$941	$985	$(236)	$(222)		$1,468

Net earnings per share
Basic	$0.24					$0.33
Diluted	$0.22					$0.30
Weighted average number of shares used in per share calculations
Basic	3,963,382			486,466	(6)	4,452,848
Diluted	4,350,132			489,466		4,839,598

For the Year Ended December 27, 2003 — Pro Forma for 2003 Acquisitions,

Altama Acquisition and the Offering

					Pro Forma Phoenix
	Pro Forma	Altama			Footwear 2003
	Phoenix Footwear	Year ended			Acquisitions, Altama
	and	September 27,	Pro Forma		Acquisition and
	2003 Acquisitions(7)	2003	Adjustments		the Offering

	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$59,058	$31,583	—		$90,641
Cost of goods sold	32,862	23,832	$(247	)(8)	56,447

Gross profit	26,196	7,751	247		34,194
Operating expenses:
Selling, general and administrative expenses	20,967	4,215	(690	)(9)	24,492
Other (income) expense, net	1,377	(901)	901	(10)	1,377

Total operating expenses	22,344	3,314	211		25,869

Operating income	3,852	4,437	36		8,325
Interest expense	998	135	435	(11)	1,568

Earnings (loss) before income taxes	2,854	4,302	(399)		6,757
Income tax expense (benefit)	1,386	1,529	(168	)(5)	2,747

Net earnings (loss)	$1,468	$2,773	$(231)		$4,010

Net earnings per share
Basic	$0.33				$0.56
Diluted	$0.30				$0.53
Weighted average number of shares used in per share calculations
Basic	4,452,848		2,709,907	(12)	7,162,755
Diluted	4,839,598		2,709,907		7,549,505

As of and for the Three Months Ended March 27, 2004 — Pro Forma for

Altama Acquisition and the Offering

	Phoenix Footwear	Altama
	Three Months	Three Months			Three Months
	Ended March 27,	Ended April 3,	Pro Forma		Ended March 27,
	2004	2004(13)	Adjustments		2004 Pro Forma

	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	$18,638	$12,004	$—		$30,642
Cost of goods sold	10,492	8,502	—		18,994

Gross profit	8,146	3,502	—		11,648
Operating expenses:
Selling, general and administrative expenses	5,811	968	219	(14)	6,998
Other (income) expense, net	34	(152)	152	(10)	34

Total operating expenses	5,845	816	371		7,032

Operating income	2,301	2,686	(371)		4,616
Interest expense	170	37	116	(11)	323

Earnings (loss) before income taxes	2,131	2,649	(487)		4,293
Income tax expense (benefit)	895	255	(205	) (5)(15)	945

Net earnings	$1,236	$2,394	$(282)		$3,348

Net earnings per share
Basic	$0.27				$0.46
Diluted	$0.24				$0.43
Weighted average number of shares used in per share calculations
Basic	4,533,466		2,709,907	(12)	7,243,373
Diluted	5,108,598		2,709,907		7,818,505

				Pro Forma
	Phoenix	Altama as of		Phoenix Footwear
	Footwear as of	April 3,	Pro Forma	Altama and Offering
	March 27, 2004	2004(13)	Adjustments	as of March 27, 2004

Consolidated Pro Forma Balance Sheet Data:
Cash	$—	$20	$—	$20
Working capital	17,598	5,346	(448)	22,496
Total assets	41,967	15,535	35,517	93,019
Contingent liability — earnout	1,942	—	2,000	3,942
Total bank debt	13,954	3,552	8,082	25,588
Total stockholders’ equity	17,062	7,518	23,435	48,015

(1)	The net amount of $1,377,000 in “Other (income) expense, net,” consists primarily of $394,000 of non-capitalized acquisition expenses, $354,000 associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000 associated with the dissenting stockholders appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company and a write-off of non-trade receivables of $163,000. These amounts were partially offset by an excise tax refund totaling $285,000, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, of interest expense related to the settlement of the dissenting stockholders’ appraisal proceeding.

(2)	The pro forma results for Royal Robbins give effect as of January 1, 2003 to the disposition by Royal Robbins of its 5.11, Inc. tactical clothing line business which occurred in June 2003, prior to our acquisition of Royal Robbins.

(3)	Represents $149,000 of intangible asset amortization that would have been recorded for the pro forma periods with respect to the customer lists, non-compete agreements and websites obtained in connection with the Trask and Royal Robbins acquisitions. These intangible assets were amortized over their weighted average useful life. In making this pro forma calculation, we ascribed a value to the Trask and Royal Robbins intangible assets of $794,000 and $1,031,000, respectively.

(4)	Represents pro forma interest expense on acquisition debt of approximately $9.0 million as if the debt was outstanding throughout the pro forma periods indicated, at an assumed interest rate of 4%.

(5)	Based on a 42% effective tax rate, which assumes our current operations, corporate structure and asset base remain constant.

(6)	Represents 699,980 shares issued in the H.S. Trask acquisition, 71,889 shares issued in connection with the Royal Robbins acquisition on a weighted average basis for the periods from January 1, 2003 through the respective acquisition dates.

(7)	The net amount of $1,377,000 in “Other (income) expense, net,” consists primarily of $394,000, or $0.03 per pro forma diluted share, of non-capitalized acquisition expenses, $354,000, or $0.03 per pro forma diluted share, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000, or $0.10 per diluted pro forma share, associated with the dissenting stockholders appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company and a write-off of non-trade receivables of $163,000, or $0.01 per pro forma diluted share. These amounts were partially offset by an excise tax refund totaling $285,000, or $0.04 per pro forma diluted share, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, or $0.03 per pro forma diluted share, of interest expense related to the settlement of the dissenting stockholders’ appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 per pro forma diluted share earnings by $0.16.

(8)	Represents nonrecurring manufacturing and indirect expenses related to discontinued employee benefits and workers compensation of $106,000, former executive severance of $80,000 and nonrecurring manufacturing expenses of approximately $61,000 which we do not expect that Altama will incur following the acquisition.

(9)	The pro forma adjustments to selling, general and administrative expenses are comprised of $1,715,000 non-recurring expenses which we do not expect that Altama will incur as operating expenses following the acquisition offset by $300,000 of pro forma executive compensation expenses for Altama going forward, and $725,000 of pro forma intangible asset amortization for this period. The 1,715,000 of nonrecurring general and administrative expenses are comprised of $1,559,000 related to salary and bonus paid to Altama’s sole shareholder, $92,000 of discontinued employee benefits and $64,000 of other nonrecurring private company expenses. The $300,000 of pro forma executive compensation expenses are comprised of $200,000 in pro forma salary expense for Altama’s president and $100,000 to be paid to Mr. Wyatt under his consulting agreement. The pro forma intangible asset amortization of $725,000 is based on management’s preliminary estimate of the fair value of Altama’s assets and liabilities. $28.3 million, or 80% of the excess purchase price over the net book value, is allocated to goodwill and other unamortizable intangible assets. $7.2 million, or 20% of the excess purchase price over the net book value, is allocated to other identifiable intangibles and is amortized over an estimated weighted average of 10 years. These intangible asset amounts are estimates as the final allocation between goodwill, unamortizable intangibles and intangible assets will be based upon a third party appraisal or other appropriate allocation method.

(10)	Represents the nonrecurring net investment security gains of $901,000 and $152,000 recognized by Altama for the fiscal year ended December 27, 2003 and quarter ended March 27, 2004, respectively, which we do not expect that Altama will incur as other income following the acquisition.

(11)	We expect to fund a portion of the purchase price for Altama with $11.6 million in new debt under our proposed amended credit facility, comprised of a new $10.0 million term loan and $1.6 million in increased borrowings under our revolving credit facility. We also expect to refinance Altama’s funded indebtedness, which as of April 3, 2004 was $3.5 million, with the increased borrowings from our revolving credit facility. The proposed new term loan calls for monthly principal payments due of $166,667. Pro forma interest expense related to this new debt of $435,000 and $116,000 for the fiscal year ended December 27, 2003 and quarter ended March 27, 2004, respectively, was computed assuming a 4% interest rate.

(12)	Represents 2,500,000 shares of common stock issued in the public offering and 209,907 shares which we estimate we will issue in payment of $2.5 million of the purchase price due Altama’s sole stockholder.

(13)	Altama’s financial data for this column are as of and for its second quarter ended April 3, 2004 and are combined with our first quarter financial data. Although these pro forma results combine different fiscal quarters, we believe that this combination provides useful information to investors because of the similar calendar quarters presented. Additionally, we do not believe that there were any material differences between Altama’s first and second quarter financial data. For the three months ended January 3, 2004, Altama had $10.5 million in net sales and $2.0 million in net earnings.

(14)	The pro forma adjustments to selling, general and administrative expenses are comprised of $181,000 of pro forma intangible asset amortization (see Note 9 above for a description of the calculation for this amount), pro forma salary expense of $13,000 for Altama’s president and $25,000 to be paid to Mr. Wyatt under his consulting agreement.

(15)	Effective October 1, 2003, Altama elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Altama continues to be subject to income tax in jurisdictions which do not recognize S corporation status. As a result, Altama has provided a tax provision for these jurisdictions. In addition, Altama is subject to federal income taxes on the disposal of assets with built-in gains as of the effective date of the S corporation election. The income tax provision for the three months ended April 3, 2004 includes an amount for estimated built-in gains taxes on assets disposed of during the period.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Royal Robbins, Inc.
Modesto, California

      We have audited the accompanying balance sheet of Royal Robbins, Inc. (the “Company”) as of May 31, 2003, and the related statements of income, stockholders’ equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of Royal Robbins, Inc. as of May 31, 2003, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 12 to the financial statements, the Company transferred its tactical clothing line, which comprised approximately 23% of the Company’s sales to outside parties in fiscal 2003, to an affiliate, and on October 2, 2003, the Company’s stockholders signed an agreement to sell their common stock in the Company.

/s/ DELOITTE & TOUCHE LLP

Fresno, California

October 23, 2003

ROYAL ROBBINS, INC.

BALANCE SHEET

May 31, 2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$502,503
Accounts receivable, less allowance for doubtful accounts of $65,000	4,252,813
Asset held for sale — tactical clothing line, foreign accounts receivable	79,527
Receivable from affiliate	1,506,488
Receivable from stockholder	13,924
Inventory	1,880,399
Prepaid expenses	210,954
Deferred income taxes	165,257

Total current assets	8,611,865
PROPERTY AND EQUIPMENT, Net	586,317
DEPOSITS	13,338

TOTAL	$9,211,520

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	1,117,428
Line of credit borrowings	3,337,869
Demand notes payable, stockholders’ trust	600,000
Current maturities of notes payable	345,814
Current maturities of notes payable to stockholders’ trust	213,381

Total current liabilities	5,614,492
DEFERRED INCOME TAXES	2,476
LONG-TERM DEBT:
Notes payable, less current maturities	18,241
Notes payable to stockholders’ trusts, less current maturities	692,103

Total long-term debt	710,344
COMMITMENTS STOCKHOLDERS’ EQUITY:
Common stock, no par value; 1,068,760 shares authorized, 900,000 shares issued and outstanding	133,871
Retained earnings	2,750,337

Total stockholders’ equity	2,884,208

TOTAL	$9,211,520

See notes to financial statements.

ROYAL ROBBINS, INC.

STATEMENT OF INCOME

Year Ended May 31, 2003

NET SALES	$20,839,628
COST OF SALES	10,492,497

GROSS PROFIT	10,347,131
ROYALTY INCOME	316,697

GROSS PROFIT AND ROYALTY INCOME	10,663,828
OPERATING EXPENSES:
Sales and marketing	5,066,315
Production and design	1,046,592
Warehouse and distribution	911,684
General and administrative	2,298,815

Total operating expenses	9,323,406

INCOME FROM OPERATIONS	1,340,422
OTHER EXPENSE:
Interest expense	258,218
Other expense, net	27,918

Total other expense, net	286,136

INCOME BEFORE INCOME TAXES	1,054,286
PROVISION FOR INCOME TAXES	406,382

NET INCOME	$647,904

See notes to financial statements.

ROYAL ROBBINS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

Year Ended May 31, 2003

	Common Stock

	Number of		Retained
	Shares	Amount	Earnings	Total

BALANCE, JUNE 1, 2002	900,000	$83,871	$2,102,433	$2,186,304
Net income	—	—	647,904	647,904
Capital contribution (Note 9)	—	50,000	—	50,000

BALANCE, MAY 31, 2003	900,000	$133,871	$2,750,337	$2,884,208

See notes to financial statements.

ROYAL ROBBINS, INC.

STATEMENT OF CASH FLOWS

Year Ended May 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$647,904
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	213,092
Deferred income taxes	(102,281)
Corporate advisory services expense paid by stockholder	50,000
Changes in operating assets and liabilities:
Accounts receivable	(476,366)
Receivable from affiliate	(96,336)
Receivable from stockholder	(8,370)
Inventory	(1,671,675)
Prepaid expenses and deposits	(24,134)
Accounts payable and accrued expenses	517,876
Income taxes payable	(471,972)

Net cash used in operating activities	(1,422,262)
CASH FLOWS FROM INVESTING ACTIVITIES —
Purchase of property and equipment	(272,878)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from line of credit borrowings	2,337,869
Proceeds from related party borrowings	1,072,270
Payment on related party borrowings	(1,271,265)
Proceeds from issuance of notes payable	423,403
Payments on notes payable	(489,518)

Net cash provided by financing activities	2,072,759

NET INCREASE IN CASH AND CASH EQUIVALENTS	377,619
CASH AND CASH EQUIVALENTS, Beginning of year	124,884

CASH AND CASH EQUIVALENTS, End of year	$502,503

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$251,158

Income taxes paid	$1,006,937

Transfer of inventory and fixed assets in exchange for receivable	$1,410,152

Receivable reclassified as asset held for sale	$79,527

See notes to financial statements.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended May 31, 2003

1.	Description of Business and Significant Accounting Policies

      Description — Royal Robbins Inc., a California corporation, (the “Company”) is a wholesaler, designer and retailer of outdoor sportswear located in Modesto, California. The Company’s principal market includes specialty retailers with single and multiple locations throughout the United States. The Company also sells its products through two Company owned retail stores and the internet. In fiscal 2003, wholesale and retail sales were approximately 91% and 9% of net sales, respectively.

      The Company transferred its tactical clothing line, which comprised approximately 23% of the Company’s sales to outside parties in fiscal 2003, to an affiliate (see Note 12).

      On October 2, 2003, the Company’s stockholders signed an agreement to sell their common stock in the Company (see Note 12).

      Royalty Income — The Company has entered into licensing agreements providing for the sale and distribution of products bearing the Royal Robbins trademark in various countries throughout the world. The Company provides design services and assists in production support to the licensees. The licensees in turn pay royalties to the Company based on the landed purchase cost of the licensed product. Each licensing agreement contains various renewal options.

      Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents.

      Revenues — Wholesale sales are recognized when products are shipped as all risk of loss transfers to the Company’s customer upon shipment. Retail sales are recorded at the point of sale. Provisions for discounts, returns and other adjustments are provided for in the same period the related sales are recorded.

      Accounts Receivable — The Company provides credit, in the normal course of business, to its customers, performs ongoing credit evaluations and maintains allowances for estimated credit losses. The Company does not require collateral to secure its accounts receivable. Included in accounts receivable at May 31, 2003 is approximately $503,000 due from one customer.

      Inventory — Inventory is stated at the lower of cost or market. The cost of inventory is determined using the first-in, first-out (“FIFO”), method. Provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

      Prepaid Expenses — Included in prepaid expenses is $55,000 paid to a web hosting service as prepaid commissions related to sales of the Company’s products to be generated through such service through May 1, 2004.

      Property and Equipment — Property and equipment are recorded at cost and stated net of related accumulated depreciation and amortization. Expenditures for major renewals and betterments are capitalized and normal repairs and maintenance are expensed as incurred.

      Depreciation of property and equipment and amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter. The estimated useful lives are generally 3 to 10 years.

      Stock-based Compensation — The Company accounts for stock-based awards to employees under its phantom stock plan using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, which requires compensation expense to be recognized over the vesting period. The Company accounts for stock-based awards to non-employees under its phantom stock plan in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Advertising — Advertising costs are expensed as incurred. Advertising expense for fiscal 2003 totaled $991,504 and is presented in sales and marketing expense in the accompanying financial statements.

      Shipping and Handling Costs — Shipping and handling costs included in Cost of Sales and warehouse and distribution expenses are $794,713 and $482,064, respectively, for fiscal year 2003.

      Income Taxes — Income taxes include federal and state taxes based on income. The Company accounts for income taxes under the asset and liability method (see Note 8).

      Comprehensive Income — Comprehensive income equals net income for fiscal 2003.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Recently Issued Accounting Standards — In 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 144 provides that impairment losses be recognized only if the carrying amount of the long-lived assets is not recoverable from undiscounted cash flows. Any impairment loss recognized would be the difference between the carrying value of the asset and its fair value. The Company adopted SFAS No. 144 in fiscal 2003. Adoption of this statement had no impact on the Company’s financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after June 1, 2003. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Management does not expect the adoption of this statement to have a significant effect on the Company’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation requires enhanced disclosure about a guarantor’s obligations under certain guarantees, even when the likelihood of making any payments under the guarantee is remote, and requires recognition, at the inception of the guarantee, of a liability for the fair value of the obligation undertaken in issuing the guarantee. As required, the Company adopted the disclosure provisions of the interpretation in fiscal year 2003. However, the fair value measurement and accounting recognition requirements of the interpretation are to be applied on a prospective basis to guarantees issued, or modified, after May 31, 2003. Adoption of this statement had no impact on the Company’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that falls within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Management does not expect the adoption of this statement to have an impact on the Company’s financial position or results of operations.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	Inventory

      Inventory consists of finished goods which include goods in transit of $297,968 at May 31, 2003.

3.	Property and Equipment

      Property and equipment consists of the following at May 31, 2003:

Computer equipment and software	$641,592
Leasehold improvements	366,276
Office, store and other equipment	288,489
Vehicles	96,595

1,392,952
Less accumulated depreciation and amortization	806,635

$586,317

4.	Notes Payable to Related Parties

      The Company has notes payable to the majority stockholders’ trust in the amount of $255,000, $245,000 and $100,000, originating in February, March and April 2001, respectively. The notes bear interest at an annual rate of 7.5%. Interest is paid monthly. The principal and any accrued, unpaid, interest are payable to the stockholder on demand. Each note is unsecured and subordinated to the bank debt. At May 31, 2003, a total of $600,000 was outstanding under these notes (see Note 12).

      Interest paid related to the stockholder notes in fiscal 2003 approximated $104,000 (see Note 6).

5.	Line of Credit

      The Company has a revolving credit facility with a bank, which allows for borrowings of up to $8,000,000 through June 1, 2003 and $7,000,000 thereafter, and provides for letters of credit, acceptances and working capital advances. The facility expires on February 15, 2004.

      The maximum credit available under the facility is adjusted based on accounts receivable and inventory balances to determine the eligible borrowing base. The current facility bears an interest rate on advances at the bank’s prime rate (3.5% at May 31, 2003), plus 0.75%. As of May 31, 2003, $656,262 was available under the revolving credit facility.

      The credit facility is collateralized by inventory, accounts receivable and equipment and requires the Company to comply with certain financial and non-financial covenants, which among other things, require the Company to maintain certain financial ratios as defined by the loan. As of May 31, 2003, the Company was not in compliance with certain financial covenants; accordingly, the related debt is callable by the bank and has been classified as current at May 31, 2003. The credit facility is also personally guaranteed up to $3,500,000 by the majority stockholder.

      At May 31, 2003, outstanding borrowings under the credit line were $3,337,869. Open letters of credit as of May 31, 2003 were $1,659,712.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Long-term Debt

      Long-term debt consists of the following at May 31, 2003:

Note payable to bank, pursuant to the credit facility, collateralized by substantially all assets of the Company; guaranteed by the stockholder; fixed interest at 6.95%, principal of $7,500 plus interest payable monthly; remaining principal balance due January 2007	$326,837
Note payable to majority stockholders’ revocable trust, unsecured and subordinated to the bank debt; interest at 7%; principal and interest payable $22,500 monthly; the note matures in April 2007	905,484
Note payable to financial institution; collateralized by vehicle; interest at 0%; principal payable $493 monthly; remaining principal balance due July 2007	24,145
Note payable to financial institution; collateralized by vehicle; interest at 4.9%; principal and interest payable $574 monthly; remaining principal balance due May 2004	6,706
Note payable to financial institution; collateralized by vehicle; interest at 6.9%; principal and interest payable $551 monthly; remaining principal balance due May 2004	6,367

1,269,539
Less current maturities	559,195

Total	$710,344

      Aggregate maturities of long-term debt for the next five years are as follows:

Year Ending May 31,

2004	$559,195
2005	234,710
2006	251,251
2007	223,854
2008	529

$1,269,539

      Interest paid in fiscal 2003 to former stockholders on the note payable approximated $16,000.

7.	Employee Benefit Plan

      The Company has a voluntary defined contribution 401(k) plan covering substantially all employees with more than one year of service. Under the plan, employee and Company contributions and accumulated plan earnings qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code. The Company makes annual contributions to the plan, in such amounts as provided by the plan and determined by the Board of Directors. The Company contributed $24,207 to the plan in fiscal 2003.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	Income Taxes

      The provision for income taxes consists of the following for the year ended May 31, 2003:

Current tax expense:
Federal	$369,452
State and local, net of federal tax benefit	113,274
Foreign	25,937

508,663
Deferred tax benefit	(102,281)
$406,382

      The major components of deferred income tax assets (liabilities) as of May 31, 2003 are as follows:

Current deferred tax assets:
Effect of uniform capitalization on inventory	$52,611
Provision for doubtful accounts	27,846
State income taxes	28,133
Accrued expenses	56,667

165,257
Long-term deferred tax liabilities — property and equipment	(2,476)

Net deferred tax assets	$162,781

9.	Related Party Transactions

      During fiscal 2003, the Company transferred to an affiliated entity, 5.11, Inc. (“5.11”), a commonly controlled affiliate formed for the purpose of acquiring the tactical clothing line of the Company, inventory from its tactical line at book value of $1,375,200 and certain fixed assets at book value of $34,952. Additionally, during fiscal 2003 the Company incurred expenses on behalf of 5.11 in the amount of $96,336 (see Note 12). As of May 31, 2003, the aggregate of such amounts ($1,506,488) comprises receivable from affiliate.

      In February 2003, the Company entered into an agreement for certain corporate advisory services to be performed related to planning for a potential sale of the Company. Such fees, aggregating $50,000 through May 31, 2003, were paid by the majority stockholder and such payment has been reflected in other expenses and as a capital contribution in the accompanying financial statements (see Note 12).

      The Company utilizes the product sourcing, inspection and food services of affiliates. Included in expenses and accounts payable for fiscal 2003 and as of May 31, 2003 is approximately $86,000 and $39,000, respectively, related to such transactions.

10.	Commitments

      The Company leases its facilities under various noncancellable operating leases expiring at various dates through May 2005. Rent expense for all leases in fiscal 2003 approximated $247,400.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Future minimum payments under noncancellable operating leases consist of the following at May 31, 2003:

Year Ending May 31,

2004	$184,602
2005	118,784

$303,386

11.	Stockholders’ Equity

      Phantom Stock Plan — Effective September 21, 2001, the Company adopted the Royal Robbins Phantom Stock Plan (“Plan”). The Plan provides for incentives to key employees and independent contractors of the Company in the event of a change in control of the Company by authorizing the award of up to 100,000 shares of phantom stock. Pursuant to the terms of the Plan, phantom shares vest 100% on the date of the consummation of a change in control of the Company, and are paid in cash, Company stock or a combination thereof, based on their fair market value, as defined, at the date of the change in control. As of May 31, 2003, 84,000 phantom shares were outstanding under the Plan, of which 3,000 are held by directors of the Company and 3,000 are held by an independent contractor. Subsequent to May 31, 2003, an additional 16,000 phantom shares were granted, of which 6,000 were to the independent contractor (see Note 12).

12.	Subsequent Events

      Subsequent to the end of the fiscal year, pursuant to an agreement between the Company and 5.11, the Company transferred to 5.11, the remaining assets and liabilities of the tactical clothing line at book value. The primary assets of the tactical clothing line, inventory and fixed assets, had been transferred prior to the end of the year. The Company transferred to 5.11 foreign accounts receivable ($79,527), trademarks, patents and other intangibles, pending sales orders, accounts payable, a facility lease, and other assets and liabilities as further defined in the agreement. The Company also granted to 5.11 a five year, royalty-free license to use certain licensed trademarks in connection with tactical line products and agreed not to engage in competition with 5.11 for a period of five years. Additionally, 5.11 granted the Company a perpetual royalty-free license to use certain licensed trademarks in connection with the Company’s products. Sales and cost of sales of the tactical clothing line to outside parties in fiscal 2003 were approximately $4,753,000 and $2,134,000, respectively.

      On October 2, 2003, the Company’s stockholders signed a Stock Purchase Agreement, (“SPA”) effectively selling 100% of the Company’s common stock to Phoenix Footwear Group (“Phoenix”), a publicly-traded company, for total consideration of $6,500,000, of which $6,000,000 is payable in cash, less amounts to be paid by Phoenix related to notes payable to the stockholder and stockholders’ trust and the award letters (see below), and $500,000 is payable in Phoenix common stock. Under the SPA, additional consideration which is contingent upon the Company’s gross profit performance in fiscal 2004 and 2005, would also be payable to the stockholders and former Plan participants. The transaction is expected to close by October 31, 2003.

      As further described in the SPA, upon the close of the transaction, the phantom stock plan will be terminated and award letters executed by each plan participant. The award letters provide that, upon closing, plan participants will be paid up to $450,000 in cash as compensation for phantom shares held under the terminated plan.

      Additionally, under the terms of the SPA, all the Company’s transactions with affiliates must be settled prior to or as part of the close of the transaction.

ROYAL ROBBINS, INC.

BALANCE SHEETS

	August 31,	May 31,
	2003	2003

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$401,000	$503,000
Accounts receivable, less allowance for doubtful accounts of $65,000	3,816,000	4,332,000
Receivable from affiliate	—	1,506,000
Receivable from stockholder	14,000	14,000
Inventory	2,392,000	1,880,000
Prepaid expenses	693,000	212,000
Deferred income taxes	163,000	165,000

Total current assets	7,479,000	8,612,000
PROPERTY AND EQUIPMENT, Net	535,000	587,000
DEPOSITS	13,000	13,000

TOTAL	$8,027,000	$9,212,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	1,565,000	1,118,000
Line of credit borrowings	1,588,000	3,338,000
Demand notes payable, stockholders’ trust	600,000	600,000
Current maturities of notes payable	319,000	346,000
Current maturities of notes payable to stockholders’ trust	161,000	214,000

Total current liabilities	4,233,000	5,616,000
DEFERRED INCOME TAXES		2,000
LONG-TERM DEBT:
Income taxes payable	80,000	—
Notes payable, less current maturities	18,000	18,000
Notes payable to stockholders’ trusts, less current maturities	692,000	692,000

Total long-term debt	790,000	710,000
COMMITMENTS
STOCKHOLDERS’ EQUITY:
Common stock, no par value; 1,068,760 shares authorized, 900,000 shares issued and outstanding	134,000	134,000
Retained earnings	2,870,000	2,750,000

Total stockholders’ equity	3,004,000	2,884,000

TOTAL	$8,027,000	$9,212,000

See notes to financial statements.

ROYAL ROBBINS, INC.

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended

	August 31,	August 31,
	2003	2002

NET SALES	$3,304,000	$3,129,000
COST OF GOODS SOLD	1,600,000	1,671,000

GROSS PROFIT	1,704,000	1,458,000

ROYALTY INCOME	49,000	59,000

GROSS PROFIT AND ROYALTY INCOME	1,753,000	1,517,000

OPERATING EXPENSES:
Selling, general and administrative expenses	1,498,000	1,784,000
Other expenses — net	—	—

Total operating expenses	1,498,000	1,784,000

OPERATING INCOME (LOSS)	255,000	(267,000)
INTEREST EXPENSE	55,000	47,000

INCOME (LOSS) BEFORE INCOME TAXES	200,000	(314,000)
INCOME TAX PROVISION (BENEFIT)	80,000	(126,000)

NET INCOME (LOSS)	$120,000	$(188,000)

See notes to financial statements.

ROYAL ROBBINS, INC.

STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended

	August 31,	August 31,
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$120,000	$(188,000)
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities: Depreciation and amortization	52,000	55,000
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	517,000	1,037,000
Inventories — net	(511,000)	(878,000)
Receivable from affiliate	1,506,000	—
Other current assets	(483,000)	63,000
Increase (decrease) in:
Accounts payable	447,000	(12,000)
Income taxes payable	80,000	(126,000)

Net cash provided (used) by operating activities	1,728,000	(49,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (payments) borrowings on note payable — line of credit	(1,750,000)	260,000
Proceeds on note payable and related party borrowings	(80,000)	(37,000)

Net cash (used) by financing activities	(1,830,000)	223,000

NET DECREASE IN CASH	(102,000)	174,000
CASH — Beginning of period	503,000	126,000

CASH — End of period	$401,000	$300,000

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$91,000	$47,000

Income taxes	$5,000	$—

See notes to Financial Statements.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Description of Business and Significant Accounting Policies

      Description — Royal Robbins Inc., a California corporation, (the “Company”) is a wholesaler, designer and retailer of outdoor sportswear located in Modesto, California. The Company’s principal market includes specialty retailers with single and multiple locations throughout the United States. The Company also sells its products through two Company owned retail stores and the internet. In fiscal 2003, wholesale and retail sales were approximately 91% and 9% of net sales, respectively.

      The Company transferred its tactical clothing line, which comprised approximately 23% of the Company’s sales to outside parties in fiscal 2003, to an affiliate (see Note 5).

      On October 2, 2003, the Company’s stockholders signed an agreement to sell their common stock in the Company (see Note 5).

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Notes Payable to Related Parties

      The Company has notes payable to the majority stockholders’ trust in the amount of $255,000, $245,000 and $100,000, originating in February, March and April 2001, respectively. The notes bear interest at an annual rate of 7.5%. Interest is paid monthly. The principal and any accrued, unpaid, interest are payable to the stockholder on demand. Each note is unsecured and subordinated to the bank debt. At August 31, 2003 and May 31, 2003, a total of $600,000 was outstanding under these notes (see Note 5).

3.	Line of Credit

      The Company has a revolving credit facility with a bank, which allows for borrowings of up to $8,000,000 through June 1, 2003 and $7,000,000 thereafter, and provides for letters of credit, acceptances and working capital advances. The facility expires on February 15, 2004.

      The maximum credit available under the facility is adjusted based on accounts receivable and inventory balances to determine the eligible borrowing base. The current facility bears an interest rate on advances at the bank’s prime rate plus 0.75%.

      The credit facility is collateralized by inventory, accounts receivable and equipment and requires the Company to comply with certain financial and non-financial covenants, which among other things, require the Company to maintain certain financial ratios as defined by the loan. As of May 31, 2003, the Company was not in compliance with certain financial covenants; accordingly, the related debt is callable by the bank and has been classified as current at May 31, 2003. The credit facility is also personally guaranteed up to $3,500,000 by the majority stockholder.

Long-Term Debt

      The Company has long-term debt consisting of notes payable to majority stockholders’ revocable trust and various banks and financials institutions. Total long-term debt as of May 31, 2003 and August 31, 2003 was $1.3 million and $1.2 million, respectively.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Related Party Transactions

      During fiscal 2003, the Company transferred to an affiliated entity, 5.11, Inc. (“5.11”), a commonly controlled affiliate formed for the purpose of acquiring the tactical clothing line of the Company, inventory from its tactical line at book value of $1,375,000 and certain fixed assets at book value of $35,000. Additionally, during fiscal 2003 the Company incurred expenses on behalf of 5.11 in the amount of $96,000 (see Note 5). As of May 31, 2003, the aggregate of such amounts ($1,506,000) comprises receivable from affiliate.

      In February 2003, the Company entered into an agreement for certain corporate advisory services to be performed related to planning for a potential sale of the Company. Such fees, aggregating $50,000 through May 31, 2003, were paid by the majority stockholder and such payment has been reflected in other expenses and as a capital contribution.

5.	Subsequent Events

      Subsequent to the end of the fiscal year ended May 31, 2003, pursuant to an agreement between the Company and 5.11, the Company transferred to 5.11, the remaining assets and liabilities of the tactical clothing line at book value. The primary assets of the tactical clothing line, inventory and fixed assets, had been transferred prior to the end of the fiscal year. The Company transferred to 5.11 foreign accounts receivable ($80,000), trademarks, patents and other intangibles, pending sales orders, accounts payable, a facility lease, and other assets and liabilities as further defined in the agreement. The Company also granted to 5.11 a five year, royalty-free license to use certain licensed trademarks in connection with tactical line products and agreed not to engage in competition with 5.11 for a period of five years. Additionally, 5.11 granted the Company a perpetual royalty-free license to use certain licensed trademarks in connection with the Company’s products.

      On October 2, 2003, the Company’s stockholders signed a Stock Purchase Agreement, (“SPA”) effectively selling 100% of the Company’s common stock to Phoenix Footwear Group (“Phoenix”), a publicly-traded company, for total consideration of $6.5 million, of which $6.0 million is payable in cash, less amounts to be paid by Phoenix related to notes payable to the stockholder and stockholders’ trust and the award letters (see below), and 71,889 shares of Phoenix common stock valued at $500,000. Under the SPA, additional consideration which is contingent upon the Company’s gross profit performance in fiscal 2004 and 2005, would also be payable to the stockholders and former Plan participants. The transaction is expected to close by October 31, 2003.

      As further described in the SPA, upon the close of the transaction, the phantom stock plan will be terminated and award letters executed by each plan participant. The award letters provide that, upon closing, plan participants will be paid up to $450,000 in cash as compensation for phantom shares held under the terminated plan.

      Additionally, under the terms of the SPA, all the Company’s transactions with affiliates must be settled prior to or as a part of the close of the transaction.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
H.S. Trask & Co.
685 Old Buffalo Trail
Bozeman, Montana 59715

      We have audited the accompanying balance sheets of H.S. Trask & Co. as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.S. Trask & Co. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ANDERSON ZURMUEHLEN & CO., P.C.

Helena, Montana

February 12, 2003

H.S. TRASK & CO.

BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
CURRENT ASSETS
Cash	$134,408	$84
Accounts receivable, net of allowance for doubtful accounts of $88,227 and $73,000 in 2002 and 2001, respectively	1,315,239	1,254,009
Inventories	2,049,466	2,895,594
Prepaid assets and deposits	107,415	95,477
Prepaid income taxes	—	2,100
Deferred tax asset	110,000	115,000

Total current assets	3,716,528	4,362,264

PROPERTY AND EQUIPMENT
Computer equipment	240,051	204,999
Furniture and fixtures	100,211	100,211
Equipment	722,928	695,282
Trade show booth	28,548	28,548
Leasehold improvements	76,732	76,732

	1,168,470	1,105,772
Less accumulated depreciation	1,076,995	954,250

Total property and equipment	91,475	151,522

OTHER ASSETS Deferred tax asset, long-term	150,000	225,000
Trademark costs, net	3,966	6,737

	153,966	231,737

Total assets	$3,961,969	$4,745,523

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Checks written in advance of deposits	$—	$34,037
Accounts payable	280,769	431,261
Accrued expenses	187,648	121,580
Accrued income taxes payable	2,200	—
Note payable	728,000	1,503,000

Total current liabilities	1,198,617	2,089,878

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 2,500,000 shares authorized:
Series A; 500,000 shares issued and outstanding	500,000	500,000
Series B; 833,194 shares issued and outstanding	1,249,791	1,249,791
Series C; 500,000 shares issued and outstanding	1,503,599	1,503,599
Common stock, no par value; 5,000,000 authorized; 2,085,336 and 1,978,836 shares issued and outstanding at December 31, 2002 and 2001, respectively	233,871	223,071
Accumulated deficit	(723,909)	(820,816)

Total stockholders’ equity	2,763,352	2,655,645

Total liabilities and stockholders’ equity	$3,961,969	$4,745,523

The Notes to Financial Statements are an integral part of these statements.

H.S. TRASK & CO.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

	2002	2001

Net sales	$9,072,892	$9,489,504
Cost of goods sold	5,752,475	6,147,020

Gross profit	3,320,417	3,342,484

Operating expenses:
Selling	1,703,008	2,063,905
General and administrative	1,128,687	1,169,552
Product development	235,298	215,874

Total operating expenses	3,066,993	3,449,331

Income (loss) from operations	253,424	(106,847)

Other income (expense):
Interest income	—	4
Interest expense	(71,348)	(172,811)

	(71,348)	(172,807)

Net income (loss) before tax	182,076	(279,654)

Current state income tax benefit (expense)	(5,169)	1,271
Deferred income tax benefit (expense)	(80,000)	90,000

Net income tax benefit (expense)	(85,169)	91,271

Net income (loss)	$96,907	$(188,383)

SUPPLEMENTAL SCHEDULE:
Income (loss) from operations	$253,424	$(106,847)
Depreciation and amortization	125,957	159,450

Earnings before depreciation, interest and taxes	$379,381	$52,603

The Notes to Financial Statements are an integral part of these statements.

H.S. TRASK & CO.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002 and 2001

	Preferred Stock
				Common	Accumulated
	Series A	Series B	Series C	Stock	Deficit	Total

Balance, January 1, 2001	$500,000	$1,249,791	$1,503,599	$222,441	$(632,433)	$2,843,398
Stock issued:
Common (3,075 shares)	—	—	—	630	—	630
Net loss	—	—	—	—	(188,383)	(188,383)

Balance, December 31, 2001	$500,000	$1,249,791	$1,503,599	$223,071	$(820,816)	$2,655,645
Stock issued:
Common (106,500 shares)	—	—	—	10,800	—	10,800
Net income	—	—	—	—	96,907	96,907

Balance, December 31, 2002	$500,000	$1,249,791	$1,503,599	$233,871	$(723,909)	$2,763,352

The Notes to Financial Statements are an integral part of these statements.

H.S. TRASK & CO.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$96,907	$(188,383)
Adjustments to reconcile net income (loss) to net cash used by operations:
Depreciation and amortization	125,956	159,450
Change in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(61,230)	520,363
Inventory	846,127	(267,244)
Deferred taxes	80,000	(90,000)
Other assets	(9,837)	(13,221)
Increase (decrease) in liabilities:
Checks written in advance of deposits	(34,037)	34,037
Accounts payable	(150,492)	78,581
Accrued expenses	68,268	(49,340)

Cash provided by operating activities	961,662	184,243

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(62,698)	(108,441)
Trademark costs	(440)	(1,199)

Cash used in investing activities	(63,138)	(109,640)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net advances (payments) on line of credit	(775,000)	(152,000)
Common stock issued	10,800	630

Cash used in financing activities	(764,200)	(151,370)

Net increase (decrease) in cash	134,324	(76,767)
Cash, beginning of period	84	76,851

Cash, end of period	$134,408	$84

CASH PAID FOR:
Income taxes	$—	$5,742

Interest	$71,348	$172,811

The Notes to Financial Statements are an integral part of these statements.

H.S. TRASK & CO.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Note 1.	Summary of Significant Accounting Policies

Nature of Business:

      H.S. Trask & Co. (the Company) designs, markets and distributes men’s shoes, boots, and belts made of buffalo (American Bison), elk and cow leather. The Company’s headquarters is in Bozeman, Montana and its shoes are sold throughout the United States and Canada.

Accounting Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.

Cash and Cash Equivalents:

      For purposes of the statement of cash flows, the Company considers all checking, savings and money market accounts to be cash equivalents.

Credit and Collection Policies:

      Trade receivables are stated at face amount with an allowance for doubtful accounts. The allowance is management’s estimate of the uncollectible amounts contained within the accounts receivable portfolio at December 31.

      Accounts receivable are uncollateralized customer obligations normally due under trade terms requiring payment within 30 days from the invoice date. However, the Company has a variety of credit relationships with its customers and different trade terms are not uncommon.

      Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

      The Company’s credit policies contain a provision to charge interest on past-due accounts. However, this policy is only used in certain credit relationships.

      A customer’s account is considered delinquent when it has not been paid according to its credit terms. At December 31, 2002, $235,994 in accounts receivable were considered delinquent.

Inventories:

      Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. Inventories consist primarily of shoes, belts, and bison hides.

Depreciation:

      Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

Computer equipment	3 years
Furniture and fixtures	3 years
Equipment	3 years
Trade show booth	3 years

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Leasehold improvements are depreciated over the term of the lease.

Amortization:

      Trademark costs are amortized using the straight-line method over an estimated useful life of five years.

Advertising:

      Advertising costs, which are included in selling expenses, are expensed as incurred. Advertising expense was $448,036 and $464,122 in 2002 and 2001, respectively.

Shipping and Handling Costs:

      Shipping and handling costs are included in cost of goods sold. Amounts billed to customers for shipping and handling are classified as a reduction of selling expenses.

Credit Risk:

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits. At December 31, 2002, the Company had on deposit with a financial institution approximately $72,000 in excess of FDIC insured limits.

Point-of-Purchase Displays:

      The Company provides each retailer selling its shoes with a selling display. The displays are treated as a prepaid expense until shipped to the retailer, at which time they become a selling expense.

Income Taxes:

      Deferred taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts.

Stock Based Compensation:

      The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement 123).

Reclassifications:

      Certain reclassifications were made to the 2001 financial statement presentation in order to conform to the 2002 financial statement presentation. The reclassifications had no effect on the net loss or accumulated deficit previously reported.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2.	Inventory

      Inventory at December 31, 2002 and 2001 consists of the following:

	2002	2001

Footwear	$1,736,015	$2,552,640
Belts	42,286	46,594
Bison hides	250,855	284,032
Sundries	20,310	12,328

	$2,049,466	$2,895,594

Note 3.	Note Payable

      The Company has a revolving line of credit agreement with American Bank of Bozeman. The maximum available under the agreement is $3,000,000 and $4,000,000 at December 31, 2002 and 2001, respectively. Any balance outstanding as of December 31 is due April 30 and bears interest at a variable rate of Wall Street Journal Prime rate, plus 2.5% or 6.75% at December 31, 2002 and the High New York Prime, plus 1.00% or 5.75% at December 31, 2001. At December 31, 2002 and 2001, the Company had drawn $728,000 and $1,503,000 on the line, respectively. The line is secured by accounts receivable, inventory, equipment, furniture and fixtures and general intangibles.

Note 4.	Income Taxes

      The following book-to-tax differences reconcile the pre-tax book income (loss) to the estimated federal taxable income (loss):

	2002	2001

Pre-tax income (loss)	$182,076	$(279,654)
Permanent differences:
Meals and entertainment	26,554	26,323
Officer’s life insurance	14,314	12,120
Other	8	10
Temporary differences:
Allowance for sales returns	58,480	(79,610)
Bad debt expense	15,227	33,000
Inventory	(92,713)	90,479
Depreciation and amortization	(31,663)	24,692
Charitable contributions	(4,948)	550
Compensated absences	(499)	1,424
State income taxes	(5,169)	2,208

Estimated federal taxable income (loss) before creation (utilization) of net operating loss carryover	161,667	(168,458)
Net operating loss carryover created (utilized)	(161,667)	168,458

Estimated federal taxable income	$—	$—

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The components of deferred tax assets relate to the following:

	2002	2001

Net operating loss carryover	$12,000	$72,000
Contribution carryover	—	2,000
Allowance for sales returns	63,000	40,000
Allowance for bad debts	35,000	27,000
Inventory capitalization	6,000	42,000
Accumulated amortization	9,000	10,000
Accumulated depreciation	131,000	143,000
Compensated absences	4,000	4,000

Deferred tax asset	260,000	340,000
Valuation allowance	—	—

Net deferred tax asset	260,000	340,000
Less current deferred tax asset	110,000	115,000

Non-current deferred tax asset	$150,000	$225,000

      The Company has assessed the need for establishing a valuation allowance for its deferred income tax assets and has determined that such an allowance is unnecessary.

      Deferred tax assets in the balance sheet are classified in accordance with Statement of Financial Accounting Standards No. 109, which generally requires the classification be based upon the related asset or liability creating the deferred tax. Deferred tax assets and liabilities are only netted together when they fall within the same classification.

      At December 31, 2002, the Company had an approximate federal net operating loss carryover of $30,000, which expires in 2021.

Note 5.	Commitments and Contingencies

Purchase Commitments:

      At December 31, 2002, the Company was committed to purchase approximately $1,575,000 of inventory from its suppliers.

      The Company has signed a letter of credit as of December 31, 2002 of $351,791 for shoes to be delivered in 2003.

      The Company has a contract with a bison hide supplier committing to purchase all hides this supplier can locate. As of December 31, 2002, this commitment totaled $547,186.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Lease Commitments:

      The Company has two lease agreements. Total rent expense paid in 2002 and 2001 was $181,311 and $172,838, respectively. Minimum future lease commitments are:

Fiscal Year Ending

2003	$192,947
2004	73,169
2005	11,480
2006	11,825
2007	6,000

$295,421

Note 6.	Stock Plan

      The Company has adopted a stock plan (the Plan) which permits the issuance of either incentive stock options or non-qualified stock purchase rights for common stock. The maximum number of shares which may be optioned and sold under the Plan is 800,000 shares of common stock. Through December 31, 2002, options and rights had been granted on 756,550 shares. The majority of the options vest over a four year period.

	2002		2001

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Options outstanding at beginning of year	369,000	$0.29	298,300	$0.26
Granted	1,000	$0.40	99,000	$0.40
Exercised	(106,500)	$0.10	(3,075)	$0.20
Forfeited	—	—	(25,225)	$0.34

Options outstanding at end of year	263,500	$0.37	369,000	$0.29

Options exercisable at year end	168,250	$0.35	188,125	$0.19

		Weighted
Expiration of		Average
options outstanding		Exercise
at December 31, 2002	Shares	Price

2003	11,000	$0.16
2004	60,000	$0.30
2005	25,000	$0.40
2006	55,000	$0.40
2007	12,500	$0.40
2008	99,000	$0.40
2009	1,000	$0.40

	263,500

      In 2002, stock warrants were granted on 75,000 shares of common stock. The warrants were vested upon grant and have an exercise price of $0.01 per share.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Pro Forma information regarding net income is required by Statement 123, and has been determined as if the Company accounted for its employees’ stock options under the fair value method of that Statement. The fair value for these options is not considered significant for disclosure in either 2002 or 2001.

Note 7.	Retirement Plan

      Effective July 1, 2001, the Company adopted a 401(k) plan (the Plan) for all full-time qualifying employees. At the discretion of the Company’s board of directors, the Company may match a portion of employees salary deferrals and/or make a profit sharing contribution to the Plan. For the years ended December 31, 2002 and 2001, the Company did not make a matching or profit sharing contribution to the Plan.

Note 8.	Stockholders’ Equity

      Under its Articles of Incorporation, the Company is authorized to issue 2,500,000 shares of preferred stock. The shareholders have designated 500,000 shares as Series A Preferred Stock, 833,334 shares as Series B Preferred Stock and 500,000 shares as Series C Preferred Stock. All series are convertible anytime after issuance, at the option of the holder, into common stock. The conversion factor is determined by dividing the preferred stock original issue price by the conversion price at the time of conversion. The conversion price at December 31, 2002 and 2001 equals the original issuance price. The conversion price is subject to adjustments.

      Dividends on Series A Preferred Stock, when declared by the Board of Directors, will be paid at the rate of $.06 per share or an amount equal to that paid on any outstanding common stock, whichever is greater. Dividends on Series B Preferred Stock, when declared by the Board of Directors, will be paid at the rate of $.09 per share or an amount equal to that paid on any outstanding common stock, whichever is greater. Dividends on Series C Preferred Stock, when declared by the Board of Directors, will be paid at the rate of $.18 per share or an amount equal to that paid on any outstanding common stock, whichever is greater. Dividends on Series A, B and C Preferred Stock are not cumulative. As of December 31, 2002, no dividends had been declared by the Board of Directors.

      In the event of liquidation of the Company, shareholders of Series A, B and C Preferred Stock are entitled to be paid from Company assets before any payments are made to common stock shareholders. Liquidation preference value is $1.00 per share for Series A Preferred Stock, $1.50 per share for Series B Preferred Stock and $3.00 per share for Series C Preferred Stock.

Note 9.	Customer Concentration

      The Company has two department store customers who comprise a significant portion of the Company’s annual sales. Sales to these stores represented approximately 32% of net sales in 2002 (17% and 15%, individually) and approximately 39% of net sales in 2001 (23% and 16%, individually).

      At December 31, 2002, these stores comprised 25% of accounts receivable (12% and 13%, individually). At December 31, 2001, these stores comprised 39% of accounts receivable (12% and 27%, individually).

H.S. TRASK & CO.

BALANCE SHEETS

	June 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$—	$134,000
Accounts receivable (less allowances of $334,000 in 2003 and $88,000 in 2002)	996,000	1,315,000
Inventories — net	2,427,000	2,050,000
Other current assets	104,000	107,000
Deferred income tax asset	110,000	110,000

Total current assets	3,637,000	3,716,000
PLANT AND EQUIPMENT — Net	72,000	92,000
OTHER ASSETS:
Deferred income tax asset, long-term	264,000	150,000
Other assets — net	3,000	4,000

Total other assets	267,000	154,000

TOTAL ASSETS	$3,976,000	$3,962,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$387,000	$280,000
Accrued expenses	321,000	188,000
Note payable, line of credit	692,000	728,000
Income taxes payable	—	2,000

Total current liabilities	1,400,000	1,198,000
STOCKHOLDERS’ EQUITY:
Preferred Stock, no par value — 2,500,000 shares authorized;
Series A; 500,000 shares issued and outstanding	500,000	500,000
Series B; 833,194 shares issued and outstanding	1,250,000	1,250,000
Series C; 500,000 shares issued and outstanding	1,504,000	1,504,000
Common stock, no par value — 5,000,000 shares authorized; 2,085,336 shares issued in 2003 and 2002	234,000	234,000
Accumulated deficit	(912,000)	(724,000)

Total stockholders’ equity	2,576,000	2,764,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,976,000	$3,962,000

See notes to financial statements.

H.S. TRASK & CO.

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

NET SALES	$2,084,000	$1,724,000	$3,801,000	$3,574,000
COST OF GOODS SOLD	1,229,000	1,125,000	2,210,000	2,312,000

GROSS PROFIT	855,000	599,000	1,591,000	1,262,000

OPERATING EXPENSES:
Selling, general and administrative expenses	1,023,000	697,000	1,877,000	1,521,000
Other expenses — net	—	—	—	—

Total operating expenses	1,023,000	697,000	1,877,000	1,521,000

OPERATING LOSS	(168,000)	(98,000)	(286,000)	(259,000)
INTEREST EXPENSE	8,000	13,000	16,000	33,000

LOSS BEFORE INCOME TAXES	(176,000)	(111,000)	(302,000)	(292,000)
INCOME TAX (BENEFIT) PROVISION	(66,000)	(41,000)	(114,000)	(108,000)

NET LOSS	$(110,000)	$(70,000)	$(188,000)	$(184,000)

See notes to financial statements.

H.S. TRASK & CO.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended

	June 30,	June 30,
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(188,000)	$(184,000)
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:
Depreciation and amortization	35,000	50,000
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	319,000	22,000
Inventories — net	(377,000)	866,000
Other current assets	3,000	(9,000)
Deferred taxes	(114,000)	—
Increase (decrease) in:
Accounts payable	107,000	75,000
Accrued expenses	133,000	(26,000)
Income taxes payable	(2,000)	(109,000)

Net cash (used) provided by operating activities	(84,000)	685,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Trademark costs	(1,000)	—
Purchases of equipment	(13,000)	(21,000)

Net cash (used) by investing activities	(14,000)	(21,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (payments) on note payable — line of credit	(36,000)	(664,000)

Net cash (used) by financing activities	(36,000)	(664,000)

NET DECREASE IN CASH	(134,000)	—
CASH — Beginning of period	134,000	—

CASH — End of period	$—	$—

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$22,000	$33,000

Income taxes	$—	$2,000

See notes to financial statements.

H. S. TRASK & CO.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Note 1 — Subsequent Event

      On August 8, 2003, the Company’s stockholders finalized their agreement to sell all outstanding shares of the Company’s stock to Phoenix Footwear Group (“Phoenix”), a publicly-traded company, for total consideration of $6.1 million, of which $2.9 million is payable in cash and 699,980 shares of Phoenix common stock valued at $3.2 million. The value of the 699,980 shares of Phoenix common shares issued was determined based on the average closing market price of Phoenix’s common shares over the 3-day period before the terms of the acquisition were agreed to and announced.

A GEORGIA LIMITED LIABILITY COMPANY

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders

Altama Delta Corporation and subsidiary
Atlanta, Georgia

      We have audited the accompanying consolidated balance sheets of Altama Delta Corporation and subsidiary as of September 27, 2003 and September 28, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended September 27, 2003. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Altama Delta Corporation and subsidiary as of September 27, 2003 and September 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in the summary of significant accounting policies, effective September 29, 2002, the company adopted the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/ JOSEPH DECOSIMO AND COMPANY, LLC

Atlanta, Georgia

November 19, 2003, except for
notes 6, 13 and 14 which are
dated June 15, 2004

ALTAMA DELTA CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 27, 2003 and September 28, 2002

	2003	2002

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$185,473	$265,442
Investment Securities	1,418,160	349,239
Receivables, net	4,972,356	3,463,693
Inventories	5,476,799	4,676,580
Prepaid Expenses	126,758	37,560
Receivable from Shareholder — Current Portion	88,801	86,606
Income Taxes Receivable	18,347	36,626
Deferred Tax Assets	—	166,654

Total Current Assets	12,286,694	9,082,400

RECEIVABLE FROM SHAREHOLDER	90,335	178,786

PROPERTY AND EQUIPMENT, net	821,920	734,687

PROPERTY HELD FOR INVESTMENT	1,166,182	—

OTHER ASSETS
Goodwill	973,236	973,236
Deferred Loan Costs, net of accumulated amortization of $56,486 for 2003 and $53,196 for 2002	26,444	35,483
Deferred Tax Assets	—	400,505

Total Other Assets	999,680	1,409,224

TOTAL ASSETS	$15,364,811	$11,405,097

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank Overdraft	$342,331	$258,242
Notes Payable	3,798,672	3,359,470
Current Portion of Capital Lease Obligation	75,128	71,560
Accounts Payable	1,949,925	2,144,389
Accrued Expenses	893,399	416,280
Income Taxes Payable	320,937	50,280
Deferred Tax Liabilities	89,955	—

Total Current Liabilities	7,470,347	6,300,221

LONG-TERM LIABILITIES
Capital Lease Obligation	98,826	174,280
Deferred Compensation	191,639	203,174
Deferred Tax Liabilities	103,886	—

Total Long-Term Liabilities	394,351	377,454

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Common Stock — $.10 par value —
Class A — 1,000,000 shares authorized; 429 shares issued for 2002	—	43
Class B — 1,000,000 shares authorized; 230,603 shares issued	23,060	23,060
Additional Paid-In Capital	1,181,844	1,181,801
Retained Earnings	6,295,209	3,522,518

Total Stockholders’ Equity	7,500,113	4,727,422

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,364,811	$11,405,097

The accompanying notes are an integral part of the financial statements.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended September 27, 2003, September 28, 2002 and September 29, 2001

	2003	2002	2001

NET SALES	$31,582,816	$21,861,652	$14,717,345
COST OF GOODS SOLD	23,831,770	17,284,570	12,238,884

Gross Margin	7,751,046	4,577,082	2,478,461
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,214,827	3,310,690	3,190,376

OPERATING INCOME (LOSS)	3,536,219	1,266,392	(711,915)

OTHER INCOME (EXPENSE)
Interest Expense	(135,046)	(133,094)	(140,016)
Gains (Losses) on Investment Securities	896,615	(181,686)	(1,193,369)
Other Income	4,291	20,861	23,206

	765,860	(293,919)	(1,310,179)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	4,302,079	972,473	(2,022,094)
Provision (Benefit) for Income Taxes	1,529,388	304,570	(747,347)

NET INCOME (LOSS)	$2,772,691	$667,903	$(1,274,747)

The accompanying notes are an integral part of the financial statements.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

Years Ended September 27, 2003, September 28, 2002 and September 29, 2001

	Common Stock

						Accumulated
	Class A		Class B		Additional	Other		Total	Total
					Paid-In	Comprehensive	Retained	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Equity	Income (Loss)

BALANCE — September 30, 2000	429	$43	230,603	$23,060	$1,181,801	$(322,392)	$4,129,362	$5,011,874
Net Loss							(1,274,747)	(1,274,747)	$(1,274,747)
Other Comprehensive Income, net of tax —
Net Change in Unrealized Gain on Available-for-Sale Securities, net of tax of $197,261						322,392		322,392	322,392

Comprehensive Loss									$(952,355)

BALANCE — September 29, 2001	429	43	230,603	23,060	1,181,801	—	2,854,615	4,059,519
Net Income							667,903	667,903

BALANCE — September 28, 2002	429	43	230,603	23,060	1,181,801	—	3,522,518	4,727,422
Retirement of Class A Common Stock	(429)	(43)			43
Net Income							2,772,691	2,772,691

BALANCE — September 27, 2003	—	$—	230,603	$23,060	$1,181,844	$—	$6,295,209	$7,500,113

The accompanying notes are an integral part of the financial statements.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 27, 2003, September 28, 2002 and September 29, 2001

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$2,772,691	$667,903	$(1,274,747)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities —
Depreciation	180,062	165,836	180,329
Amortization	29,040	68,441	61,550
Bad Debt Expense	(1,033)	94,314	32,434
Deferred Income Taxes	761,000	263,000	(740,923)
(Gains) Losses on Investments	(896,615)	181,686	1,193,369
Inventory Reserve	—	45,000	—
Purchase of Trading Securities	(1,334,361)	(971,640)	(670,978)
Sale of Trading Securities	1,162,055	913,146	594,714
Changes in Operating Assets and Liabilities —
Decrease (Increase) in —
Receivables	(1,507,630)	(2,308,728)	(132,280)
Inventories	(800,219)	(1,473,888)	158,067
Prepaid Expenses	(89,198)	52,777	(46,243)
Income Taxes Receivable	18,279	(8,710)	(20,491)
Increase (Decrease) in —
Accounts Payable	(194,464)	933,222	522,960
Accrued Expenses	477,118	344,365	(107,392)
Deferred Compensation	(11,535)	(8,843)	(11,246)
Income Taxes Payable	270,657	50,280	(52,355)

Net Cash Provided (Used) by Operating Activities	835,847	(991,839)	(313,232)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment	(267,295)	(269,009)	(175,800)
Payments (Advances) on Notes from Shareholder	86,256	(15,392)	—
Purchase of Property Held for Investment	(66,410)	—	—

Net Cash Used by Investing Activities	(247,449)	(284,401)	(175,800)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank Overdraft	84,089	7,191	127,890
Borrowings on Lines of Credit	17,780,711	13,401,309	7,998,931
Payments on Lines of Credit	(18,441,281)	(11,932,342)	(7,447,000)
Payments on Long-Term Debt	—	(31,471)	(31,825)
Payment of Loan Costs	(20,000)	(25,750)	(20,000)
Payment of Capital Lease Obligation	(71,886)	(68,333)	(65,169)

Net Cash Provided (Used) by Financing Activities	(668,367)	1,350,604	562,827

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(79,969)	74,364	73,795
CASH AND CASH EQUIVALENTS — beginning of year	265,442	191,078	117,283

CASH AND CASH EQUIVALENTS — end of year	$185,473	$265,442	$191,078

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest Paid	$139,285	$129,646	$144,767
Income Taxes Paid	$479,761	$—	$66,931
Income Tax Refunds Received	$18,277	$—	$—
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Property Held for Investment Acquired through Issuance of Debt	$1,099,772	$—	$—
Receivable from Sale of Available-for-Sale Securities	$—	$—	$1,200

The accompanying notes are an integral part of the financial statements.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Summary of Significant Accounting Policies

      The significant accounting policies and practices followed by the Company are as follows:

      Description of Business — Altama Delta Corporation (the Company) manufactures and sells combat boots to the Defense Logistics Agency of the United States Department of Defense, representing 65% of net sales in 2003. In addition, the Company sells combat, tactical (law enforcement) and work boots to domestic retailers and individuals representing 28% of net sales and to foreign retailers and foreign governments representing 7% of net sales in 2003.

      Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Altama Delta (Puerto Rico) Corporation. All intercompany accounts have been eliminated in consolidation.

      Year End — The Company maintains its accounts on a 52 or 53 week year ending on the Saturday closest to the end of September. The years ending September 27, 2003, September 28, 2002 and September 29, 2001 were 52 week years.

      Cash and Cash Equivalents — The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash accounts which may at times exceed federally insured amounts and may at times exceed balance sheet amounts due to outstanding checks.

      Investment Securities — Management determines the appropriate classification of investment securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The investment securities are classified as either trading securities or available-for-sale securities. Trading securities are held for resale in anticipation of short-term fluctuations in market prices. Trading securities are stated at fair value, with unrealized gains and losses included in other income. Available-for-sale securities consist of marketable equity securities not classified as trading securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders’ equity. Realized gains and losses are determined using the specific identification method.

      Receivables — The Company performs ongoing credit evaluations of its customers’ financial condition and requires no collateral from its domestic customers. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company requires an advance payment or letters of credit from its foreign customers.

      Inventories — Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis of accounting.

      Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

      Depreciation is determined using the straight-line method over the estimated useful life of each asset ranging from 25 years for buildings to 5 years for machinery and equipment, leasehold improvements, furniture and fixtures and vehicles.

      Property Held for Investment — Property held for investment consists of real estate and improvements located in Kiawah Island, South Carolina.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Goodwill — Effective September 29, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Goodwill amortization ceased upon adoption of SFAS No. 142 and the required initial impairment tests were performed. No impairment loss was recognized in the year ended September 27, 2003. If SFAS No. 142 had been in effect as of the beginning of the fiscal year 2001, the net income for 2002 would have been $706,447 and the net loss for 2001 would have been $1,236,167.

      Deferred Loan Costs — Deferred loan costs are amortized over the term of the underlying loan agreements, ranging from one to ten years. Amortization expense was $29,040 for 2003 and is estimated to be $19,600 for 2004 and $6,800 for 2005.

      Revenue Recognition — All United States government combat boot production contracts are fixed price with multi-year options exercisable at the discretion of the government. Prior to June 1, 2001, revenue for direct government depot shipments were recognized when orders were approved by the government for shipment. For products shipped direct to other customers, revenues are recognized upon shipment.

      On June 1, 2001, the government unilaterally modified the Company’s current boot contract to require a bill and hold procedure. Under bill and hold, the government issues a specific boot production order which, when completed and ready for shipment, is inspected and accepted by the government’s Quality Assurance Representative, thereby transferring ownership to the government. After inspection and acceptance, the Company invoices and receives payment from the government, and warehouses and distributes the related boots against government requisition orders. The government owned inventory is segregated in the Company’s warehouse.

      Advertising — Advertising costs are expensed as incurred. The Company incurred $397,766, $333,807 and $334,917 in advertising costs during 2003, 2002 and 2001, respectively.

      Shipping and Handling Fees and Costs — Amounts billed to customers related to shipping and handling are included in net sales. Related costs incurred are included in cost of goods sold.

      Income Taxes — Income taxes are computed based on the provisions of SFAS 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted tax law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized.

      Estimates and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Other Comprehensive Income — The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income,” which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders’ equity rather than in net income).

      Impact of Recently Issued Accounting Standards — In 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS No. 144 provides that impairment losses be recognized only if the carrying amount of the long-lived assets is not recoverable from undiscounted cash flows. Any impairment loss recognized would be the difference between the carrying value of the asset and its fair value. The Company adopted

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 144 in fiscal 2003. Adoption of this statement had no impact on the Company’s financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after June 1, 2003. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Management does not expect the adoption of this statement to have a significant effect on the Company’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation requires enhanced disclosure about a guarantor’s obligations under certain guarantees, even when the likelihood of making any payments under the guarantee is remote, and requires recognition, at the inception of the guarantee, of a liability for the fair value of the obligation undertaken in issuing the guarantee. As required, the Company adopted the disclosure provisions of the interpretation in fiscal year 2003. However, the fair value measurement and accounting recognition requirements of the interpretation are to be applied on a prospective basis to guarantees issued, or modified, after May 31, 2003. Adoption of this statement had no impact on the Company’s financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of ARB No. 51, which was revised December 2003. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The interpretation generally applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after March 15, 2004. The application of this interpretation did not have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that falls within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Management does not expect the adoption of this statement to have an impact on the Company’s financial position or results of operations.

      Reclassifications — Certain reclassifications have been made to prior years’ financial statements to conform with the current year presentation.

Note 2 —	Investment Securities

      Investment securities consist of the following:

	2003	2002

Trading Securities
Marketable Equity Securities, at cost	$843,592	$469,975
Gross Unrealized Gains (Losses)	574,568	(120,736)

Marketable Equity Securities, at fair value	$1,418,160	$349,239

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Gains and losses on investment securities recorded in income consist of the following:

	2003	2002	2001

Trading Securities
Realized Gains (Losses)	$201,311	$(196,674)	$(78,273)
Net Change in Unrealized Gains (Losses) for Securities Held at Year End	574,568	(120,871)	(206,181)
Net Change in Unrealized Gains (Losses) for Securities Sold During Year	120,736	135,859	(34,212)

	896,615	(181,686)	(318,666)
Available-for-Sale Securities
Realized Losses	—	—	(874,703)

	$896,615	$(181,686)	$(1,193,369)

Note 3 —	Receivables

      Receivables consist of the following:

	2003	2002

United States Government	$4,576,714	$2,874,237
Commercial Receivables	438,642	679,456

	5,015,356	3,553,693
Allowance for Doubtful Accounts	(43,000)	(90,000)

	$4,972,356	$3,463,693

Note 4 —	Inventories

      Inventories consist of the following:

	2003	2002

Raw Materials	$1,369,207	$1,514,303
Work-in-Process	1,353,867	1,293,715
Finished Goods	2,753,725	1,868,562

	$5,476,799	$4,676,580

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 —	Property and Equipment

      Property and equipment consist of the following:

	2003	2002

Machinery and Equipment	$2,365,135	$2,192,276
Furniture and Fixtures	791,658	719,787
Leasehold Improvements	413,074	390,509
Property and Equipment Under Capital Lease	600,000	600,000
Vehicles	127,300	127,300

	4,297,167	4,029,872
Accumulated Depreciation	(3,475,247)	(3,295,185)

	$821,920	$734,687

      Property and equipment under capital lease are amortized on a straight-line basis over the assets’ estimated lives and the related amortization is included in depreciation expense.

Note 6 —	Notes Payable

      Notes payable consists of the following:

	2003	2002

$4,000,000 Revolving Line of Credit from a Financial Institution at LIBOR plus 2.5% — maturing April 2004; rate at September 27, 2003, is 3.62%	$3,187,470	$3,359,470
$1,200,000 Revolving Line of Credit from an Investment Firm at LIBOR plus 2.75% — maturing July 2004; rate at September 27, 2003, is 3.87%; collateralized by investment securities and stockholder guarantee	611,202	—

	$3,798,672	$3,359,470

      At September 27, 2003, the Company had $147,000 in outstanding letters of credit and $1,254,000 available borrowings under the revolving lines of credit. The revolving line of credit from a financial institution is secured by substantially all of the Company’s assets, stockholder guarantee and the common stock of the Company. The provisions of revolving note agreement contain certain restrictions on the payment of dividends and capital expenditures. The agreement also contains requirements regarding certain financial ratios. The Company was in technical violation of certain of its loan covenants and obtained a waiver from the lender.

      Effective April 27, 2004, the Company renewed and amended its existing revolving line of credit from a financial institution. The amended revolving line of credit agreement provides for maximum availability of $6,000,000, subject to a borrowing base of eligible receivables and inventory, as defined in the agreement. The revolving line of credit bears interest at LIBOR plus 1.75% and matures April 15, 2005.

Note 7 —	Leases

      The Company’s office, warehouse and manufacturing facilities and certain equipment are leased under operating leases.

      The Company’s manufacturing facility and certain equipment located in Lexington, Tennessee are leased under a capital lease arrangement dated December 13, 1995. The lease is payable in 120 monthly installments

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of $6,815, including interest, at an annual rate of 4.75% and contains a bargain purchase option of $100 plus remaining lease payments at date of exercise.

      Future minimum lease payments under these capital and operating leases with initial or remaining noncancelable lease terms in excess of one year as of September 27, 2003, are as follows:

	Operating	Capital
	Leases	Lease

Year Ending
2004	$168,222	$81,781
2005	51,912	81,781
2006	20,776	20,445
2007	15,778	—
2008	3,750	—

Total Minimum Lease Payments	$260,438	184,007

Amounts Representing Interest		(10,053)

Present Value of Net Minimum Lease Payments		173,954
Less Current Maturities		75,128

Long-Term Lease Obligation		$98,826

      Rent expense totaled $296,099, $229,998 and $261,810 for 2003, 2002 and 2001, respectively.

Note 8 —	Income Taxes

      The provision for income taxes consists of the following:

	2003	2002	2001

Current Provision (Benefit)
Federal Income Tax	$567,970	$(18,430)	$—
State Income Tax	200,418	60,000	(6,424)

	768,388	41,570	(6,424)

Deferred Tax Provision (Benefit)
Puerto Rico Tollgate Taxes	(1,000)	(33,000)	(46,055)
Adjustment to Valuation Allowance	(130,000)	(120,000)	—
Deferred Tax Provision (Benefit)	892,000	416,000	(694,868)

	761,000	263,000	(740,923)

Net Tax Provision (Benefit)	$1,529,388	$304,570	$(747,347)

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The difference between tax computed at the federal statutory rate and the Company’s reported tax provision is as follows:

	2003	2002	2001

Expense at Statutory Rate	$1,462,707	$330,641	$(687,512)
State and Other Taxes, net of federal tax benefit	178,250	31,261	(52,869)
Items not Deductible	20,085	34,635	35,430
Change in Valuation Allowance	(130,000)	(120,000)	—
Other	(1,654)	28,033	(42,396)

Tax Provision (Benefit)	$1,529,388	$304,570	$(747,347)

      The change in the valuation allowance was due primarily to the utilization of net operating loss carryforwards.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2003	2002

Deferred Tax Assets
Net Operating and Capital Loss Carryforwards	$73,842	$625,441
Alternative Minimum Tax Credit Carryforward	—	21,555
Allowance for Doubtful Accounts	16,323	34,164
Inventory Capitalization	77,315	51,849
Compensation Accruals	41,706	12,875
Deferred Compensation	72,746	77,125
Depreciation	—	58,055
Unrealized Losses on Investment Securities	—	46,211
Valuation Allowance	(50,000)	(180,000)

	231,932	747,275

Deferred Tax Liabilities
Unrealized Gains on Investment Securities	218,926	—
Depreciation	20,865	—
Prepaid Rent	6,373	—
Puerto Rico Accumulated Earnings Tollgate Tax	179,609	180,116

	425,773	180,116

Net Deferred Tax Asset (Liability)	$(193,841)	$567,159

      Subsequent to year end, the Company, with the consent of its sole shareholder, has elected to be taxed as an S corporation under the provisions of Section 1362 of the Internal Revenue Code. The effect of the change in tax status on the Company’s deferred tax liability was insignificant. The Company continues to be subject to income tax in state jurisdictions which do not recognize the S corporation status. In addition, the Company is subject to federal income taxes on the disposal of assets with built-in gains subsequent to the effective date of the S corporation election.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 —	Related Party Transactions

      At September 27, 2003 and September 28, 2002, the Company has a note receivable of $179,136 and $265,392, respectively, from the sole shareholder. The note receivable is payable in monthly installments of principal and interest over a three year period commencing during October 2002, with interest at an annual rate of 2.11%. Interest income related to this receivable was $4,765 and $10,392 for 2003 and 2002, respectively.

Note 10 —	Common Stock

      During fiscal year 2003, the Class A common stock was retired and the Class B common stock was changed to one class of common stock.

Note 11 —	Deferred Compensation Agreement

      The Company has a deferred compensation agreement with a former shareholder/president requiring payments of $33,600 per year as deferred compensation. The deferred compensation agreement provides for annual payments to the former shareholder/president or his spouse for his lifetime or, in the event of his death, until his spouse remarries, reaches age 62 or 10 years after his death. The deferred compensation liability represents the present value, discounted at 9%, of the estimated remaining payments.

Note 12 —	Major Customer

      Sales to the Defense Logistics Agency of the U.S. Department of Defense were $20,509,845 or 65% of revenues for 2003, $14,237,400 or 65% of revenues for 2002 and $8,790,028 or 60% of revenues for 2001.

Note 13 —	Contingencies

      During the current and previous two fiscal years, the Company has experienced certain payment errors on billings to the Department of Defense. The payment errors from the Department of Defense have included duplicate payments, partial payments or nonpayment of the Company’s billings. In situations in which the Company received obvious duplicate payments, these amounts were promptly refunded to the Department of Defense. In situations in which the Company received other payments, these amounts were applied to the identified billing or if the payment could not be identified with a specific billing the amounts were applied to other unpaid billings. At September 27, 2003, the Company has recorded a liability of approximately $266,000, which is included in accrued expenses, related to potential overpayments received. In connection with an internal audit, the Department of Defense, in a letter dated November 13, 2003, has requested that the Company refund potential duplicate payments totaling approximately $288,000. Subsequently, the Department of Defense deducted the $288,000 from payments due to the Company. The Company is currently researching the nature of the Department of Defense’s claim to determine whether any of these amounts can be recovered. In management’s opinion, the amount of ultimate liability will not materially affect the financial position or operations of the Company.

      The Company has incurred certain contract material costs which may be reimbursable under a contract price adjustment clause.

      After a claim is filed, it is subject to review and audit by the government. The Company has not filed a claim of this type before, and therefore the Company lacks experience of government audits of this type of claim. The Company has determined that under the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, the claim amount is not fixed or determinable; therefore, the estimated amount should not be recorded at this time. If the claim is approved by the government, the claim will be recorded in revenue during that period.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14 —	Subsequent Events

      Subsequent to year end, the Company received notification that it had been awarded a new Department of Defense contract to manufacture and supply combat boots to the U.S. military. The award, as amended, provides for the company in the first year to produce a maximum quantity of 528,000 pairs. The contract includes two option years at similar values and quantities.

      Effective March 31, 2004, the Company, with the consent of its sole shareholder, distributed its investment securities with a carrying value of $2,399,087 and property held for investment with a carrying value of $1,368,189 to the sole shareholder. In addition, the shareholder assumed a debt obligation, which was collateralized by the investment securities, with a carrying value of $362,748. The net distribution was recorded as a reduction in stockholders’ equity.

      On June 15, 2004, the Company’s sole shareholder signed a Stock Purchase Agreement to sell all of the Company’s common stock to Phoenix Footwear Group, a publicly-traded company, for $39,000,000, subject to closing adjustments and escrowed funds as defined in the agreement, plus an earnout payment of $2,000,000 that is subject to the Company meeting certain sales requirements.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	April 3, 2004	September 27, 2003

	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$19,714	$185,473
Investment Securities	—	1,418,160
Receivables	4,828,197	4,972,356
Receivable from Shareholder — Current Portion	89,388	88,801
Inventories	7,594,444	5,476,799
Prepaid Expenses	224,419	126,758
Income Taxes Receivable	44,765	18,347
Deferred Tax Assets	53,977	—

Total Current Assets	12,854,904	12,286,694

RECEIVABLE FROM SHAREHOLDER	45,756	90,335

PROPERTY AND EQUIPMENT, net	1,649,111	821,920

OTHER ASSETS
Property Held for Investment	—	1,166,182
Goodwill	973,236	973,236
Deferred Loan Costs, net	12,186	26,444

Total Other Assets	985,422	2,165,862

TOTAL ASSETS	$15,535,193	$15,364,811

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Bank Overdraft	$841,678	$342,331
Notes Payable	3,551,940	3,798,672
Current Portion of Capital Lease Obligation	71,560	75,128
Accounts Payable	2,525,267	1,949,925
Accrued Expenses	249,459	893,399
Income Taxes Payable	268,852	320,937
Deferred Tax Liabilities	—	89,955

Total Current Liabilities	7,508,756	7,470,347

LONG-TERM LIABILITIES
Capital Lease Obligation	65,127	98,826
Deferred Compensation	185,165	191,639
Deferred Tax Liabilities	258,593	103,886

Total Long-Term Liabilities	508,885	394,351

COMMITMENTS AND CONTINGENCIES
STOCKHOLDER’S EQUITY
Common Stock — $.10 par value — 1,000,000 shares authorized; 230,603 shares issued	23,060	23,060
Additional Paid-In Capital	1,181,844	1,181,844
Retained Earnings	6,312,648	6,295,209

Total Stockholder’s Equity	7,517,552	7,500,113

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$15,535,193	$15,364,811

The accompanying notes are an integral part of the financial statements.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Three Month Periods Ended		Six Month Periods Ended

	April 3,	March 29,	April 3,	March 29,
	2004	2003	2004	2003

	(Unaudited)
NET SALES	$12,003,625	$6,483,618	$22,529,835	$13,223,611
COST OF GOODS SOLD	8,501,915	4,820,873	16,104,290	10,264,493

Gross Margin	3,501,710	1,662,745	6,425,545	2,959,118
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	968,335	862,313	1,981,805	1,906,215

OPERATING INCOME	2,533,375	800,432	4,443,740	1,052,903

OTHER INCOME (EXPENSE)
Interest Expense	(37,182)	(21,185)	(72,938)	(64,784)
Gains on Investment Securities	145,140	421,987	335,337	353,560
Other Income	7,318	749	8,607	1,963

	115,276	401,551	271,006	290,739

INCOME BEFORE PROVISION FOR INCOME TAXES	2,648,651	1,201,983	4,714,746	1,343,642
Provision for Income Taxes	255,000	433,000	340,816	484,000

NET INCOME	$2,393,651	$768,983	$4,373,930	$859,642

The accompanying notes are an integral part of the financial statements.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Month Periods Ended

	April 3,	March 29,
	2004	2003

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$4,373,930	$859,642
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities —
Depreciation	112,153	77,743
Amortization	14,258	9,500
Bad Debt Expense	125,000	—
Deferred Income Taxes	10,775	430,000
Gains on Investments	(335,337)	(353,560)
Net Purchases of Investment Securities	(533,201)	(336,627)
Changes in Operating Assets and Liabilities —
Decrease (Increase) in —
Receivables	19,159	687,410
Inventories	(2,117,645)	(360,776)
Prepaid Expenses	(97,661)	(77,547)
Income Taxes Receivable	(26,418)	(1,500)
Increase (Decrease) in —
Accounts Payable	575,343	(1,150,198)
Accrued Expenses	(643,940)	381,464
Deferred Compensation	(6,474)	(5,919)
Income Taxes Payable	(52,085)	(24,000)

Net Cash Provided by Operating Activities	1,417,857	135,632

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment	(939,344)	(65,309)
Payments on Notes from Shareholder	43,992	43,075
Purchase of Property Held for Investment	(202,007)	—

Net Cash Used by Investing Activities	(1,097,359)	(22,234)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank Overdraft	499,347	260,910
Net Borrowings (Payments) on Lines of Credit	116,016	(514,000)
Payment of Capital Lease Obligation	(37,267)	(35,559)
Distribution to Stockholders	(1,064,353)	—

Net Cash Used by Financing Activities	(486,257)	(288,649)

DECREASE IN CASH AND CASH EQUIVALENTS	(165,759)	(175,251)
CASH AND CASH EQUIVALENTS — beginning of period	185,473	265,442

CASH AND CASH EQUIVALENTS — end of period	$19,714	$90,191

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest Paid	$72,938	$64,784
Income Taxes Paid	$363,600	$78,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Distribution of Property Held for Investment	$1,368,189	$—
Assumption of Debt by Stockholder	$362,748	$—
Distribution of Investment Securities	$2,286,698	$—

The accompanying notes are an integral part of the financial statements.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — Basis of Presentation

      The accompanying unaudited consolidated condensed financial statements of Altama Delta Corporation, Inc. and subsidiary (the Company) have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments which are of a normal recurring nature necessary for fair presentation have been included in the accompanying consolidated financial statements. The results of operations for the three and six month periods ended April 3, 2004, or for any other interim period, are not necessarily indicative of the results that may be expected for the full year. These consolidated condensed financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended September 27, 2003.

Note 2 — Inventories

      Inventories consist of the following:

	April 3, 2004	September 27, 2003

Raw Materials	$2,107,434	$1,369,207
Work-in-Process	2,080,334	1,353,867
Finished Goods	3,406,676	2,753,725

	$7,594,444	$5,476,799

Note 3 —	Change in Tax Status

      Effective October 1, 2003, the Company, with the consent of its sole shareholder, elected to be taxed as an S corporation under the provisions of Section 1362 of the Internal Revenue Code. The effect of the change in tax status on the Company’s deferred tax liability was insignificant. The Company continues to be subject to income tax in state jurisdictions which do not recognize the S corporation status. As a result, the Company has provided a tax provision for these state jurisdictions. In addition, the Company is subject to federal income taxes on the disposal of assets with built-in gains as of the effective date of the S corporation election. The income tax provision for the three month and six month periods ended April 3, 2004, include an amount for estimated built-in gains taxes on assets disposed of during the periods.

Note 4 —	Debt

      Effective April 27, 2004, the Company renewed its existing revolving line of credit from a financial institution. The amended revolving line of credit agreement provides for maximum availability of $6,000,000, subject to a borrowing base of eligible receivables and inventory, as defined in the agreement. The revolving line of credit bears interest at LIBOR plus 1.75% and matures April 15, 2005.

Note 5 — Stockholder Distributions

      Effective March 31, 2004, the Company, with the consent of its sole shareholder, distributed its investment securities and related cash accounts with a carrying value of $2,399,087 and property held for investment with a carrying value of $1,368,189 to the sole shareholder. In addition, the shareholder assumed a debt obligation, which was collateralized by the investment securities, with a carrying value of $362,748. The total distributions, including the items above and other cash distributions, totaled $4,356,491 for the six months ended April 3, 2004. The net distributions were recorded as reductions in stockholder’s equity.

ALTAMA DELTA CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 6 — Contingencies

      During the previous three fiscal years, the Company experienced certain payment errors on billings to the Department of Defense. The payment errors from the Department of Defense have included duplicate payments, partial payments or nonpayment of the Company’s billings. In situations in which the Company received obvious duplicate payments, these amounts were promptly refunded to the Department of Defense. In situations in which the Company received other payments, these amounts were applied to the identified billing or, if the payment could not be identified with a specific billing, the amounts were applied to other unpaid billings. At September 27, 2003, the Company had recorded a liability of approximately $266,000, which is included in accrued expenses, related to potential overpayments received. In connection with an internal audit, the Department of Defense, in a letter dated November 13, 2003, requested that the Company refund potential duplicate payments totaling approximately $288,000. During the period ended April 3, 2004, the Department of Defense deducted the $288,000 from payments due to the Company. The amount was recorded against the liability with the difference expensed. The Company is currently researching the nature of the Department of Defense’s claim to determine whether any of these amounts can be recovered. In management’s opinion, the amount of ultimate liability will not materially affect the financial position or operations of the Company.

      The Company has incurred certain contract material costs which may be reimbursable under a contract price adjustment clause.

      After a claim is filed, it is subject to review and audit by the government. The Company has not filed a claim of this type before, and therefore the Company lacks experience of government audits of this type of claim. The Company has determined that under the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, the claim amount is not fixed or determinable; therefore, the estimated amount should not be recorded at this time. If the claim is approved by the government, the claim will be recorded in revenue during that period.

Note 7 —	Subsequent Event

      On June 15, 2004, the Company’s sole shareholder signed a Stock Purchase Agreement to sell all of the Company’s common stock to Phoenix Footwear Group, a publicly-traded company, for $39,000,000, subject to closing adjustments and escrowed funds as defined in the agreement, plus an earnout payment of $2,000,000 that is subject to the Company meeting certain sales requirements.

[Inside Back Cover Page]

[A collage of SoftWalk, H.S. Trask and Strol products]

2,500,000 Shares of Common Stock

PRICE $12.50 PER SHARE

Wedbush Morgan Securities Inc.	First Albany Capital

PROSPECTUS

The date of this prospectus is July 14, 2004.